BREAKING AWAY

FROM THE COMPETITION



2023 ANNUAL REPORT

CBIZ, INC.

CORPORATE PROFILE

CBIZ, Inc. is a leading national provider of financial, insurance and advisory services **designed to help our clients** and their businesses **grow and succeed**. Founded on the simple idea that growing businesses of all sizes wanted and needed access to **best-in-class professional services** with a personalized, local approach, CBIZ is now one of the largest professional services providers in the country. Our offerings include accounting, tax, transaction advisory, group health benefits, human capital management, payroll, property and casualty insurance and retirement investment planning services. Over our 27-year history, CBIZ has grown to a team of **more than 6,700 professionals** working through **more than 120 offices** located across the country. Shares of our common stock are traded on the New York Stock Exchange ("NYSE") under the symbol "CBZ."

MISSION STATEMENT

To provide exceptional advice and solutions that help our clients achieve their goals.

VISION STATEMENT

To be recognized by our clients as the premier provider of accounting, insurance and other professional business services and by our team members as their employer of choice.

CORE VALUES



We do the
right thing.



Our people
matter.



We are dedicated
to the success
of our clients.



We expect
to win.



We are
OneCBIZ.

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS
FIVE-YEAR GROWTH

REVENUE
(in billions)

$1.6B

$948.4M in 2019

▲ **67.8%**
total growth

↗ **13.8%**
CAGR

ADJUSTED PRE-TAX MARGIN[1]

10.5%

9.8% in 2019

▲ **60 BPS**
total growth

↗ **15 BPS**
avg. per year

ADJUSTED DILUTED EARNINGS PER SHARE[1]
(in dollars)

$2.41

$1.26 in 2019

▲ **91.3%**
total growth

↗ **17.6%**
CAGR

ADJUSTED EBITDA[1]
(in millions)

$223.8M

$120.2M in 2019

▲ **86.1%**
total growth

↗ **16.8%**
CAGR

[1]Schedules reconciling all non-GAAP measures to the most directly comparable GAAP measures can be found in the tables included on pages 88-90 of this annual report.

DEAR FELLOW SHAREHOLDERS,

As we reflect on the many milestones we've achieved throughout the past year, we are most pleased with the pride our team members feel about our people-first culture that resulted in over 100 workplace awards. That sense of pride helps us attract and retain the most talented team of professionals in our industries dedicated to providing exceptional advice and solutions to our clients.

Despite a dynamic market, we once again achieved growth across every major service line, a testament to the strength and resilience of our business model. We continue to invest in building a breadth of services backed by a depth of expertise that is unmatched in our industries. Our acquisitions over the last year demonstrate this commitment as we added and strengthened sought-after services and expanded into growing geographies. At the same time, we advanced innovation within our services, integrated new technologies and invested in the development of our people – all focused on delivering value to our shareholders.

Looking ahead, this is a time of change and possibility within our industries given the acceleration of new and developing technologies. Our scale, the investments we have made in our people, processes and systems, and the strength of our balance sheet

position us to continue to break away from many of our competitors by embracing innovative technologies that enable us to operate more efficiently and develop products and service offerings that bring even greater value to our clients.

2023 OVERVIEW

Our results for 2023 reflect the impact of numerous long-term strategies and the continued investment in our services and our team. In 2023, we grew our revenue by 12.7%, with organic revenue increasing by 7.4% compared to last year. Earnings per share was up by 18.9%, and adjusted earnings per share was up by 13.1%[1]. Our stock price reached an all-time high and ended the year at $62.59. And our annual return increased 33.6% in 2023 and outperformed the S&P 500, the Russell 2000, and our proxy peer group.

PERFORMANCE OF OUR PRACTICE GROUPS

Our Financial Services division demonstrated impressive growth in 2023 with total revenue up 14.9% and every major service line contributing, including core Accounting and Tax, Advisory, and Government Health Care consulting.

[1]Schedules reconciling all non-GAAP measures to the most directly comparable GAAP measures can be found in the tables included on pages 88-90 of this annual report.



*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.
Peer Group companies identified in CBIZ, Inc. 2023 proxy statement.

Our Accounting and Tax services remained in high demand, and we were able to maintain and expand our efforts around pricing. Our success with supporting clients in securing the Employee Retention Tax Credit (ERTC) lifted our results in 2023 and served as an excellent example of how we are offering innovative, timely solutions to our middle-market clients.

Our Advisory services continued to experience robust growth with strong client demand that translated into steady production for our Risk Advisory, Valuation and Forensic Consulting services. Our Government Health Care consulting business also finished the year strong despite some project delays that pushed work into 2024. The launch of new projects and procurement of new contracts created strong momentum for this business.

Our Benefits and Insurance division also capitalized on momentum generated in 2022 with a 6.9% revenue increase with growth coming from every major service line. This growth was driven by a variety of factors including high client retention, new sales and strong production.

STRONGER TOGETHER

Our success with integrating large and complex firms continues to position CBIZ as an acquirer of choice. During 2023, we completed three acquisitions and two tuck-in transactions totaling approximately $67.3M in annual revenue. Each of these acquisitions reflects our strategy to focus on adding complementary services, strengthening existing services, entering new geographies, and gaining valuable talent and expertise.

We started the year with the acquisition of Somerset CPAs and Advisors. Headquartered in Indianapolis, Ind., Somerset is a leading accounting and tax firm that offers a variety of consulting services. Somerset brought a stellar reputation and valuable talent to CBIZ but also the size and scale for us to be competitive in the growing Indianapolis market. Our presence in this market further increased with the addition of American Pension Advisors (APA), also located in Indianapolis, which provides full-service retirement plan consulting to assist clients in designing, implementing, and administering retirement plans. This acquisition complements and strengthens our Retirement Investment Solutions line of business.

In the Advisory space, we acquired Pivot Point Security (PPS), a firm specializing in cyber and information security headquartered in Hamilton, New Jersey. PPS assists small- and middle-market businesses in navigating the complex challenges presented by information security and subsequent compliance. Given the growth in demand for cyber security expertise, we had been searching for a firm that specializes in these areas for some time and were pleased to find a partner with which we can help grow these services.

We have already completed two acquisitions in 2024, with the first being Erickson, Brown & Kloster, LLC, (EBK), an accounting firm in Colorado Springs, Colo. EBK provides a broad range of accounting and tax services focused on small- and middle-market businesses. The addition of EBK will expand our reach across Colorado and complement our growing Denver practice. Most recently, we completed the acquisition of CompuData, a premier technology solutions provider for small- and middle-market organizations specializing in cloud computing, accounting ERP software and managed IT and security. These services are increasingly in demand and complement our broader accounting, tax, and advisory offerings.

ANCHORING TO OUR VALUES

In addition to CBIZ's strong financial performance in 2023, we also reached important milestones in our commitment to our values-based culture, the development and advancement of our people, and the engagement of our team to contribute to our success.

As a leading professional services provider, CBIZ is truly a people business. We anchor our culture to our core values and utilize direct team member feedback to shape our investments for the future. Given this commitment, we were thrilled to reach a new milestone in 2023 in being recognized for a record-setting 100 workplace awards. Important to note, we reached this new milestone in the same timeframe we also hit an all-time high stock price. At CBIZ, our people and their dedication to each other and our clients fuel our success, and we are committed to providing them with the support, resources, and opportunities they need.

We continue to make important investments in our professional development programs to further enhance our culture of continuous learning at every step in



2023 WORKPLACE AWARDS

THIRD TIME 2023 — Top Workplaces USA by Energage

2023 — Early Talent Award by Handshake

2023 — Campus Forward by Ripplematch

2023 — Eddy Award by Pension & Investments

NINTH TIME 2023 — Best Places to Work in Insurance by Business Insurance Magazine

SIXTH TIME 2023 — Best and Brightest Companies in the Nation Top 101 by National Association of Business Resources ("NABR")

SEVENTH TIME 2023 — Best and Brightest in Wellness by NABR

THIRD TIME 2023 — Top Workplaces Culture Excellence Awards by Energage

the career journey. From technical skill-building to preparing leaders for new responsibilities, we want our team members to reach their full potential and drive sustainable growth.

In November, we moved into our new state-of-the-art corporate headquarters in Cleveland, Ohio, a project that was years in the making. Our new headquarters reflects the future of work and how we are investing in our work environments to offer the flexible, collaborative, and technology-enabled spaces our team needs to best support our clients. In the spirit of being strong together, our new headquarters will serve as the standard for our offices around the country.

OUTLOOK FOR THE FUTURE

Our performance in 2023 serves as a testament to our ability to continue to break away from the competition. The growth we experienced underscores the impact of strategic investments in refining process, upgrading tools, integrating innovative technologies, and enhancing learning and development.

On behalf of our entire team, thank you to our clients for trusting us to help you grow and succeed, to our shareholders for your confidence and engagement, and to our Board of Directors for your thoughtful guidance and support. I also want to express my gratitude to our more than 6,700 team members. We were able to reach so many new milestones this year and build momentum for the coming year because of the dedication and commitment of our team.

As we look ahead to 2024, we are poised to build upon the achievements and milestones we celebrated in 2023. Our relentless focus on our growth strategy, coupled with the resilience of our business and our clients, reinforces our conviction that CBIZ can continue to truly break away from others in our industry. I look forward to seeing what we achieve together in this coming year.

Sincerely,

Jerome P. Grisko Jr.
President and Chief Executive Officer

SERVICES & LOCATIONS



FINANCIAL SERVICES

Accounting & Tax

Financial Advisory

Valuation

Risk & Advisory Services

Government Health Care Consulting

Financial & Accounting

CLIENT

Benefits & Insurance

BENEFITS & INSURANCE SERVICES

Group Health Benefits Consulting

Payroll/Human Capital Management

Property & Casualty

Retirement & Investment Services

NATIONAL RESOURCES & PERSONAL SERVICE



Seattle

Minneapolis

Boston

New York

Salt Lake City

San Francisco

Chicago

Cleveland

Philadelphia

Kansas City

Mid-Atlantic

Denver

Indianapolis

St. Louis

Los Angeles

Memphis

Phoenix/Tucson

San Diego

Atlanta

Major Markets

Tampa Bay

South Florida

6,700+
TEAM MEMBERS

120+
OFFICES

21
MAJOR MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission file number 1-32961

CBIZ, INC.

(Exact name of registrant as specified in its charter)

Delaware		**22-2769024**
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)

5959 Rockside Woods Blvd. N.	**Suite 600**	**Independence,**	**Ohio**	**44131**
(Address of principal executive offices)				(Zip Code)

(216) 447-9000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	CBZ	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued the audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant, computed by reference to the last sales price of such common stock as of the closing of trading on June 30, 2023, was approximately $2.60 billion.

The number of outstanding shares of the registrant's common stock was 50,023,553 as of February 16, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant incorporates by reference in Part III hereof portions of its definitive Proxy Statement for its 2024 Annual Meeting of Stockholders.

CBIZ, INC.

ANNUAL REPORT ON FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

Table of Contents

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 ("the Exchange Act"). All statements other than statements of historical fact included in this Annual Report on Form 10-K including, without limitation, "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding our financial position, business strategy and plans and objectives for future performance are forward-looking statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements are commonly identified by the use of such terms and phrases as "will," "could," "can," "may," "strive," "hope," "intend," "believe," "estimate," "continue," "plan," "expect," "project," "anticipate," "outlook," "foreseeable future," "seek" and words or phrases of similar import in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance or results of current and anticipated services, sales efforts, expenses, and financial results.

From time to time, we may also provide oral or written forward-looking statements in other materials we release to the public. All of our forward-looking statements in this Annual Report on Form 10-K and in any other public statements that we make, are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Such forward-looking statements can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in "Item 1A. Risk Factors" will be important in determining future results. Should one or more of these risks or assumptions materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.

Consequently, no forward-looking statement can be guaranteed. Our actual future results may vary materially, and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in the quarterly, periodic and annual reports we file with the United States Securities and Exchange Commission (the "SEC"). Also note that we provide cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our businesses in Item 1 and "Item 1A Business" and "Item 1A. Risk Factors". These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those described here could also adversely affect our operating or financial performance.

The following text is qualified in its entirety by reference to the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Annual Report on Form 10-K. Unless the context otherwise requires, references in this Annual Report on Form 10-K to "we," "our," "us," "CBIZ" or the "Company" shall refer to CBIZ, Inc., a Delaware corporation, and its wholly-owned subsidiaries. All references to years, unless otherwise noted, refer to our fiscal year which ends on December 31.

PART I

ITEM 1. BUSINESS

Overview

CBIZ, Inc. is a leading national provider of financial, insurance and advisory services designed to help our clients and their businesses grow and succeed. Founded on the simple idea that growing businesses of all sizes wanted and needed access to best in class professional services with a personalized, local approach, CBIZ is now one of the largest accounting, insurance brokerage, financial and advisory services providers in the country. Over the years, CBIZ has grown to a team of more than 6,700 professionals working through more than 120 offices located in 33 states and the District of Columbia. Shares of our common stock are traded on the New York Stock Exchange ("NYSE") under the symbol "CBZ."

Business Strategy

Since our founding in 1996, CBIZ set out to build a company that would provide a breadth of services and depth of expertise that is unmatched in our industries to assist our clients' with their most pressing needs and greatest opportunities. CBIZ pursued this vision by establishing a national platform of core services that our clients rely on to support their day-to-day business. Our core services include accounting, tax, government health care consulting, employee benefits, property and casualty insurance, payroll, human capital management, retirement plan services and a host of similar services. Over time, CBIZ strengthened this model by adding advisory services that help our clients with specialized needs they may have from time to time. These services include financial advisory, transaction advisory, risk advisory, valuation, technical accounting, litigation support, preparation for IPO, actuarial, executive search and compensation consulting services. This combination of the core essential services our clients rely on us to provide on a regular basis and the more specialized advisory services that our clients need from time to time are fundamental to our ability to perform well in both favorable and less favorable business climates.

Acquisitions are a key part of our growth strategy. We pursue acquisitions to enter attractive geographic markets, strengthen our presence in an existing market, add services or deepen our expertise for our existing offerings, expand into higher growth industries and service niches and access top talent. We seek to acquire the most highly regarded, best in class financial, insurance, and advisory firms that demonstrate a desire for a greater national platform and enhanced client service capabilities, possess strong leadership, cultural fit and a client base with cross-serving potential.

Available Information - Our principal executive office is located at 5959 Rockside Woods Blvd. N., Suite 600, Independence, Ohio 44131, and our telephone number is (216) 447-9000. Our website is located at *https://www.cbiz.com*. We make available, free of charge on our website, through our investor relations page, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports as soon as reasonably practicable after we file (or furnish) such reports with the SEC. In addition, the SEC maintains an Internet Website that contains reports, proxy and information statements and other information about us at *https://www.sec.gov*. Our corporate code of conduct, corporate governance guidelines, code of professional conduct and ethics guide and the charters of the Audit Committee, the Compensation and Human Capital Committee and the Nominating and Governance Committee of the Board of Directors are available on the investor relations page of our website, referenced above, and in print to any stockholder who requests them.

Business Services - We deliver our services through the following three practice groups: Financial Services, Benefits and Insurance Services, and National Practices. A general description of the services provided by each practice group is presented in the table below.

Financial Services	Benefits and Insurance Services	National Practices
Accounting and Tax	Employee Benefits Consulting	Information Technology Managed Networking and Hardware Services
Financial Advisory	Payroll / Human Capital Management	Healthcare Consulting
Valuation	Property and Casualty Insurance	
Risk and Advisory Services	Retirement and Investment Services	
Government Health Care Consulting		

Financial Services

Financial Services is comprised of core accounting services including traditional accounting, tax compliance, advisory, and specialty services, like transaction and risk advisory services, litigation support, valuation, and federal and state government health care compliance and consulting. The leader of each service line reports to the President of Financial Services.

Restrictions imposed by independence requirements and state accountancy laws and regulations preclude us from rendering audit and attest services (other than internal audit services). As such, we maintain joint-referral relationships and administrative service agreements ("ASAs") with independent licensed Certified Public Accounting ("CPA") firms (the "CPA firms") under which audit and attest services may be provided to our clients by such CPA firms. At December 31, 2023, we maintained ASAs with four CPA firms. Most of the members and/or stockholders of those CPA firms are also our team members, and we render services to the CPA firms as an independent contractor. One of our ASAs is with Mayer Hoffman McCann, P.C. ("Mayer Hoffman"), an independent national CPA firm headquartered in Kansas City, Missouri. Mayer Hoffman has 211 stockholders. Mayer Hoffman maintains a nine member Board of Directors. There are no board members of Mayer Hoffman who hold senior officer positions at CBIZ. Our association with Mayer Hoffman offers clients access to the multi-state resources and expertise of a national CPA firm. We also have an ASA with Myers and Stauffer LC ("MSLC"), an independent national governmental health care consulting firm headquartered in Kansas City, Missouri. MSLC has fourteen equity members, all of whom are also our team members. MSLC maintains a five-member executive committee, none of whom hold senior officer positions at CBIZ. Although the ASAs do not constitute control, we are one of the beneficiaries of the agreements and may bear certain economic risks. As such, the CPA firms with which we maintain ASAs qualify as variable interest entities.

The ASAs have remaining terms ranging up to 22 years, are renewable upon agreement by both parties, and have certain rights of extension and termination. Under these ASAs, we provide a range of services to the CPA firms, including (but not limited to): administrative functions such as office management, bookkeeping and accounting; preparing marketing and promotional materials; providing office space, computer equipment, systems support and administrative and professional staff. Services are performed in exchange for a fee. Fees earned by us under the ASAs are recorded as revenue in the accompanying Consolidated Statements of Comprehensive Income and totaled approximately $259.6 million, $235.4 million and $174.8 million for the years ended December 31, 2023, 2022 and 2021, respectively, a majority of which is related to services rendered to privately-held clients and governmental agencies. In the event that accounts receivable and unbilled work in process become uncollectible by the CPA firms, the service fee due to us is typically reduced on a proportional basis. Refer to Note 1, Basis of Presentation and Significant Accounting Policies, to the accompanying consolidated financial statements for further discussion.

Benefits and Insurance Services

Benefits and Insurance Services provides brokerage and consulting expertise for group health benefits and property and casualty insurance in addition to retirement plan advisory and investment services, payroll, human capital management, and other related services. The leader for each service line reports to the President of Benefits and Insurance Services.

The Benefits and Insurance Services practice group maintains relationships with many different insurance carriers. We do not assume underwriting risk. Some of these carriers have compensation arrangements with us whereby some portion of payments due to the Company may be contingent upon meeting certain performance goals, or upon our providing client services that would otherwise be provided by the carriers. These compensation arrangements are provided to us as a result of our performance and expertise, and may result in enhancing our ability to access certain insurance markets and services on behalf of our clients. The aggregate compensation related to these arrangements received during the years ended December 31, 2023, 2022 and 2021 was less than 2% of consolidated CBIZ revenue for the respective periods.

National Practices

Our National Practices group provides two services: information technology focusing on managed networking and hardware services and healthcare consulting. The information technology business has been serving one client in the United States and Canada for more than 20 years.

The healthcare consulting business, with expertise in revenue management, reimbursement optimization and managed care contracting, serves hospitals and other healthcare providers.

Revenue

Revenue by practice group for the years ended December 31, 2023, 2022 and 2021 is provided in the table below (in thousands) along with a discussion of certain external relationships and regulatory factors that currently impact those segments.

	Year End December 31,					
	2023		**2022**		**2021**	
Financial Services	$ 1,160,686	72.9 %	$ 1,010,068	71.5 %	$ 734,026	66.4 %
Benefits and Insurance Services	382,605	24.1 %	358,007	25.4 %	332,323	30.1 %
National Practices	47,903	3.0 %	43,904	3.1 %	38,576	3.5 %
Total CBIZ revenue	$ 1,591,194	100.0 %	$ 1,411,979	100.0 %	$ 1,104,925	100.0 %

Our revenue growth model includes three components: internal organic growth, cross-serving additional services to our existing clients, and strategic acquisitions.

- We capitalize on organic growth opportunities by creating value for our clients to help them achieve their goals, take advantage of their greatest opportunities or address their biggest challenges. We focus on building long-term relationships with our clients. We do this by offering our clients a personalized service experience that is backed by national resources. This approach enables our clients to access a breadth of services and depth of expertise typically not available through smaller, regional professional services providers but with a more tailored client experience than what is delivered by many national firms. Our ability to coordinate services and offer more comprehensive solutions enables us to provide additional value to our clients.

- Cross-serving provides us with the opportunity to offer and deliver multiple services to our existing clients. Cross-serving opportunities are identified by our professionals and then through internal coordination, we can offer a more comprehensive solution that may engage different business service lines. Being our clients' preferred partner allows us the opportunity to respond to our clients' needs with diverse and integrated services and solutions.

- From the time of our founding, we have pursued growth through strategic acquisitions. We pursue acquisitions to enter attractive geographic markets, strengthen our presence in an existing market, add services or deepen our expertise for our existing offerings, expand into higher growth industries and services niches and access top talent. Using clear criteria, we seek to identify, cultivate and pursue acquisitions of the most highly regarded, best in class financial, insurance, and advisory firms that demonstrate a desire for a greater national platform and enhanced client service capabilities, possess strong leadership, positive market reputation, cultural fit, commitment to exceptional client service, and a client base with cross-serving potential. In 2023, we completed five business acquisitions. From time to time, we divest, through sale or closure, business operations that do not contribute to our long-term objectives for growth or are not critical to our service offerings or markets. In 2023, we sold one technology asset in the Financial Services practice group. For further discussion regarding acquisitions and divestitures, refer to Note 18, Business Combinations, to the accompanying consolidated financial statements.

Clients

We provide multi-disciplinary and comprehensive solutions and professional services to over 100,000 clients across more than 25 industries. Our client base is made up of approximately 60,000 business clients and 40,000 individual clients. Our business client base is geographically dispersed across the country and includes small, middle market, and large businesses and organizations ranging from less than 10 to more than 10,000 employees. Our largest client generated approximately 2.3% of our consolidated revenue in 2023 and is included in the National Practices group. Management believes that the diversity of our client base helps insulate us from a downturn in a particular industry or geographic market. Nevertheless, economic conditions among select clients and groups of clients may have an impact on the demand for the services that we provide.

Regulation

Our operations are subject to regulation by federal, state, local and professional governing bodies. Accordingly, our business services may be impacted by legislative changes by these bodies, particularly with respect to provisions relating to payroll, benefits administration and insurance services, pension plan administration and tax and accounting. We remain abreast of regulatory changes affecting our business, as these changes often affect clients' activities with respect to employment, taxation, benefits, and accounting. For instance, changes in income, estate, or property tax laws may require additional consultation with clients subject to these changes to assist these clients to comply with revised regulations.

We are subject to industry regulation and changes, including changes in laws, regulations, and codes of ethics governing our accounting, insurance, registered investment advisory and broker-dealer operations, as well as in other industries, the interpretation of which may impact our operations.

We are subject to certain privacy and information security laws and regulations, including, but not limited to those under the Health Insurance Portability and Accountability Act of 1996, Financial Modernization Act of 1999 (the Gramm-Leach-Bliley Act), the Health Information Technology for Economic and Clinical Health Act, and other provisions of federal and state laws which may restrict our operations and give rise to expenses related to compliance.

As a public company, we are subject to the provisions of the Sarbanes-Oxley Act of 2002 to reform the oversight of public company auditing, improve the quality and transparency of financial reporting by those companies and strengthen the independence of auditors.

With respect to CPA firm clients that are required to file audited financial statements with the SEC, the SEC staff views us and the CPA firms with which we have contractual relationships as a single entity in applying independence rules established by the accountancy regulators and the SEC. Accordingly, we do not hold any financial interest in an SEC-reporting attest client of an associated CPA firm, enter into any business relationship with an SEC-reporting attest client that the CPA firm performing an audit could not maintain, or sell any non-audit services to an SEC-reporting attest client that the CPA firm performing an audit could not sell, under the auditor independence limitations set out in the Sarbanes-Oxley Act of 2002 and other professional accountancy independence standards. Applicable professional standards generally permit us to provide additional services to privately-held companies in addition to those services which may be provided to SEC-reporting attest clients of an associated CPA firm. We and the CPA firms with which we are associated have implemented policies and procedures designed to enable us and the CPA firms to maintain independence and freedom from conflicts of interest in accordance with applicable standards. Given the policies set by us on our relationships with SEC-reporting attest clients of associated CPA firms, and the limited number and size of such clients, the Sarbanes-Oxley Act of 2002 independence limitations do not, and are not expected to, materially affect our revenues.

The CPA firms with which we maintain ASAs may operate as limited liability companies, limited liability partnerships or professional corporations. The firms are separate legal entities with separate governing bodies and officers. Neither the existence of the ASAs nor the providing of services thereunder constitutes control of the CPA firms by us. The Company and the CPA firms maintain their own respective liability and risk of loss in connection with the performance of their respective services. Attest services are not permitted to be performed by any individual or entity that is not licensed to do so. We are not permitted to perform audits, reviews, compilations, or other attest services, do not contract to perform them and do not provide the associated attest reports. Given this legal prohibition and course of conduct, we do not believe it is likely that we would bear the risk of litigation losses related to attest services provided by the CPA firms. Although the ASAs do not constitute control, we are one of the beneficiaries of the agreements and may bear certain economic risks. As such, the CPA firms with which we maintain ASAs qualify as variable interest entities. Refer to Note 1, Basis of Presentation and Significant Accounting Policies, to the accompanying consolidated financial statements for further discussion.

As of December 31, 2023, we are in compliance with all governmental and professional organizations regulations relevant to the services we provide.

Liability Insurance

We carry insurance policies, including those for commercial general liability, automobile liability, property, crime, professional liability, directors' and officers' liability, fiduciary liability, cyber liability, employment practices liability and workers' compensation, subject to prescribed state mandates. Excess liability coverage is carried over the underlying limits provided by the commercial general liability, directors' and officers' liability, professional liability, cyber liability, and automobile liability policies.

Seasonality

Core financial services (traditional tax and accounting services) are impacted by seasonality given the nature of tax season due to a heavier volume of activity during the first four months of the year. Seasonality is most evident in the quarterly earnings per share ("EPS") as most of the annual EPS is earned during the first half of the year. Like most professional service companies, a large portion of our operating costs are relatively fixed in the short term, which generally results in higher operating margins in the first half of the year.

Competition

The professional business services industry is highly fragmented and competitive. We compete with national, regional and local professional services firms including accounting and tax firms, insurance brokers, payroll advisors and consulting firms. While many of our competitors tend to be mono-line in their offerings, we offer multi-disciplinary, holistic solutions that we believe are comprehensive and provide higher value to our clients while eliminating the need for coordination between multiple service providers. We are also embedded in local and regional markets and build meaningful relationships to foster deeper understanding of our clients' businesses and industries.

We believe that our strong client relationships, breadth of professional service offerings, and depth of expertise, as well as our ability to provide national expertise on a local level give us a competitive advantage.

Human Capital

At CBIZ, our value proposition to our clients is the breadth of our services and the depth of our expertise, including our unique ability to provide multi-disciplinary, coordinated solutions that respond to the complexity and uncertainty of today's business environment. CBIZ brings value because of the talent, expertise and commitment of the over 6,700 professionals that make up our team nationwide.

We are diligent in our efforts to attract, retain and develop talent. Recruitment is managed at the national level and supported by national and local resources based on a process that consistently and fairly utilizes best practices and various recruiting tools to source top talent. CBIZ recruiters cultivate relationships to establish strong networks of candidates, and are full life-cycle recruiters who stay with their candidates from first contact through their first 60 days as a CBIZ team member. Our recruitment team sources candidates through proactive research across multiple channels including professional associations, career websites, community organizations and social media networks, as well as schools, universities and institutions with a special emphasis on those entities that attract a diverse population.

CBIZ is an equal opportunity employer and does not discriminate in hiring or employment in accordance with the requirements of all applicable state and federal laws, including race, religion, national origin, ancestry, age, gender identity, marital status, military status, sexual orientation, disability, or medical condition. The CBIZ Human Rights Policy demonstrates our commitment to respecting human rights throughout CBIZ. We believe the protection of human rights is fundamental to conducting great business, and believe we have both the ability and responsibility to drive positive change through our culture and business practices.

CBIZ is proud of its efforts to be a learning organization that provides opportunities for education, technical training, professional development, leadership development, coaching, and mentoring at every step in a team member's career. These opportunities are offered through in-person, virtual and on-demand programs. Most recently, CBIZ expanded our mentoring program to provide opportunities to team members.

At the foundation of our culture and approach to employee experience and engagement are our core values. We recognize that our uncompromising commitment to our values starting with 'we do the right thing' is important to our team. CBIZ views our commitment to advancing diversity and inclusion as an extension of our core values. At CBIZ, diversity and inclusion are a business imperative as we strive to become an employer of choice for attracting, retaining and developing diverse talent.

In 2023, CBIZ was certified as a Great Place to Work® for the eighth consecutive year and has been honored with numerous workplace awards based on feedback gathered directly from our team members. In 2023, CBIZ was awarded 100 workplace awards, including the following:

- **2023 Top Workplaces USA by Energage –** This award celebrates nationally recognized companies that make the world a better place to work together by prioritizing a people-centered culture and giving employees a voice. This award is based entirely on feedback from our team members.

- **2023 Early Talent Award by Handshake** – The Early Talent Awards recognize the best places for Gen Z to start a career. This award recognizes CBIZ as an industry leader and a great place to work for Gen Z jobseekers in the areas of flexible work environment, networking opportunities, and impactful work.

- **2023 Campus Forward by Ripplematch** – CBIZ was selected for our commitment to hiring career talent, emphasizing diversity and inclusion, and investing in the next generation of talent for the organization. The winners of the Campus Forward Award represent the best in the country and winning the award highlights our recruitment efforts and overall experiences of our interns.

- **2023 Eddy Award by Pension & Investments** – This award recognizes companies for financial wellness, ongoing investment education, and pre-retirement preparation. CBIZ was recognized for best practices in financial education and communication surrounding defined contribution plans in the plan transitions category.

- **2023 Best Places to Work in Insurance by Business Insurance Magazine –** CBIZ was selected and honored for the ninth consecutive year as a "Best Places to Work in Insurance" based on our commitment to attracting, developing and retaining great talent through employee benefits and other programs. We were recognized for this award based on core focus areas such as leadership and planning, corporate culture, communications, work environment and overall engagement with our employees.

- **2023 Best and Brightest Companies in the Nation Top 101 by National Association of Business Resources ("NABR") –** For the eighth year in a row, CBIZ was honored as a "Best and Brightest Company" based on our commitment to human resource practices and employee enrichment.

- **2023 Best and Brightness in Wellness by NABR** – CBIZ was honored for the seventh consecutive time, as an organization that promotes a culture of wellness.

- **2023 Top Workplaces Culture Excellence Awards for Appreciation, Clue-in Leaders, Employee Value Proposition, Employee Wellbeing, Empowering Employees, Formal Training, Professional Development, Work-Life Flexibility by Energage** – CBIZ was recognized for the third time as an outstanding organization across business-relevant culture categories.

ITEM 1A. RISK FACTORS.

The following factors may affect our actual operating and financial results and could cause results to differ materially from those in any forward-looking statements. You should carefully consider the following information.

Risk Factors Related to Our Business and Industry

Payments on accounts receivable may be slower than expected, or amounts due on receivables or notes may not be fully collectible. Professional services firms often experience higher average accounts receivable days outstanding compared to many other industries, which may be magnified if the general economy worsens. If our collections become slower, our liquidity may be adversely impacted. We monitor the aging of receivables regularly and make assessments of the ability of customers to pay amounts due. We provide for potential bad debts and recognize additional reserves against bad debts as we deem it appropriate. Notwithstanding these measures, our customers may face unexpected circumstances that adversely impact their ability to pay their trade receivables or note obligations to us and we may face unexpected losses as a result.

We are dependent on the services of our executive officers, other key employees, and our staff, the loss of any of whom may have a material adverse effect on our business, financial condition and results of operations. Our success depends in large part upon the abilities and continued services of our executive officers, our business unit presidents, other key employees, and our staff members. In the course of business operations, employees may retire, resign and seek employment elsewhere, particularly in the current employment environment, given wage pressures and worker shortages. While most employees are bound in writing to agreements containing non-compete, non-solicit, confidentiality, and other restrictive covenants barring competitive employment, client acceptance, and solicitation of employees for a period of between one and ten years following their resignation, not all employees are subject to such restrictions, especially in jurisdictions that disfavor restrictive employment covenants. Moreover, courts outside of such jurisdictions are at times reluctant to enforce such covenants. In light of the competitive employment environment and risks related to the enforcement of restrictive covenants, we cannot assure you that we will be able to retain the services of such personnel. If we cannot retain the services of these personnel, there could be a material adverse effect on our business, financial condition and results of operations. In order to support our growth, we intend to continue to effectively recruit, hire, train and retain additional qualified personnel. Our inability to attract and retain necessary personnel to support our growth could have a material adverse effect on our business, financial condition and results of operations.

Restrictions imposed by independence requirements and conflict of interest rules, as well as the nature and terms of the ASAs, may limit our ability to provide services to clients of the attest firms with which we have contractual relationships and the ability of such attest firms to provide attestation services to our clients. Restrictions imposed by independence requirements and state accountancy laws and regulations preclude us from rendering audit and other attest services (other than internal audit services). As such, we and our subsidiaries maintain joint-referral relationships and ASAs with independent licensed CPA firms under which audit and other attest services may be provided to our clients by such CPA firms. The CPA firms are owned by licensed CPAs, a vast majority of whom are employed by us.

Under these ASAs, we provide a range of services to the CPA firms, including: administrative functions such as professional staff, office management, bookkeeping, and accounting; preparing marketing and promotion materials; and providing office space, computer equipment, systems support and administrative support. Services are performed in exchange for a fee. Fees earned by us under the ASAs are recorded as revenue in the accompanying Consolidated Statements of Comprehensive Income. In the event that accounts receivable and unbilled work in process become uncollectible by the CPA firms, the service fee due to us is typically reduced on a proportional basis.

The ASAs do not provide us with control over the associated CPA firms, which are independent parties. As such, the continuation of the associations with these is subject to the terms and lengths of the various ASAs, and the ability of the parties to work cooperatively together. Our ability to provide non-attest services to clients that receive attest services from the associated CPA firms may be contingent on our ability to extend the ASAs as they expire, and the ability and willingness of the firms to retain their attest clients.

With respect to CPA firm clients that are required to file audited financial statements with the SEC, the SEC staff views us and the CPA firms with which we have contractual relationships as a single entity in applying independence rules established by the accountancy regulators and the SEC. Accordingly, we do not hold any financial interest in, nor do we enter into any business relationship with, an SEC-reporting attest client that the CPA firm performing an audit could not maintain; further, we do not provide any non-audit services to an SEC-reporting attest client that the CPA firm performing an audit could not sell under the auditor independence limitations set out in the Sarbanes-Oxley Act of 2002 and other professional accountancy independence standards. SEC staff informed us that independence rules that apply to clients that receive attest services under SEC and Public Company Accounting Oversight Board ("PCAOB") standards from such CPA firms would prohibit such clients from holding any common stock of CBIZ. However, applicable professional standards generally permit us to provide additional services to privately-held companies, in addition to those services which may be provided to SEC-reporting attest clients of a CPA firm. We and the CPA firms have implemented policies and procedures designed to enable us to maintain independence and freedom from conflicts of interest in accordance with applicable standards. Given the pre-existing limits set by us on our relationships with SEC-reporting attest clients of associated CPA firms, and the limited number and size of such clients, the imposition of independence limitations under the Sarbanes-Oxley Act of 2002, SEC rule or interpretation, or PCAOB standards do not and are not expected to materially affect our revenues.

There can be no assurance that following the policies and procedures implemented by us and the CPA firms will enable us and the CPA firms to avoid circumstances that would cause us and them to lack independence from an SEC-reporting attest client; nor can there be any assurance that state, United States Government Accountability Office or United States Department of Labor accountancy authorities will not impose additional restrictions on the profession. To the extent that the CPA firms for whom we provide staffing, administrative and other services are affected, we may experience a decline in fee revenue from these businesses as well as expenses related to addressing independence concerns. To date, revenues derived from providing services in connection with attestation engagements of the attest firms performed for SEC-reporting clients have not been material.

Our goodwill and other intangible assets could become impaired, which could lead to material non-cash charges against earnings and a material impact on our results of operations and statement of financial position. At December 31, 2023, the net carrying value of our goodwill and other intangible assets totaled $865.2 million and $143.4 million, respectively. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 350, Intangibles - Goodwill and Other, we assess these assets, including client lists, to determine if there is any indication of impairment. Significant negative industry or economic trends, disruptions to our business, adverse changes resulting from new governmental regulations, divestitures and sustained market capitalization declines may result in recognition of impairments. Any impairment of goodwill or intangible assets would result in a non-cash charge against current earnings, which could lead to a material impact on our results of operations and statements of financial position.

Certain liabilities resulting from acquisitions are estimated and could lead to a material impact on our results of operations. Through our acquisition activities, we record liabilities for future contingent earnout payments that are settled in cash or through the issuance of common stock. The fair value of these liabilities is assessed on a quarterly basis and changes in assumptions used to determine the amount of the liability or a change in the fair value of our common stock could lead to an adjustment that may have a material impact on our results of operations.

We may fail to realize the anticipated benefits of acquisitions, or they may prove disruptive and could result in the combined business failing to meet our expectations. The success of our acquisitions will depend, in part, on our ability to successfully integrate acquired businesses with current operations. If we are not able to successfully achieve this objective, the anticipated benefits of any acquisition may not be realized fully or at all or may take longer or cost more to realize than expected. The process of integrating operations may require a disproportionate amount of resources and management attention. Our management team may encounter unforeseen difficulties in managing integrations.

It is possible that the integration process could result in the loss of valuable employees, the disruption of each company's ongoing business or inconsistencies in standards, controls, procedures, practices, and policies that could adversely impact our operations. Any substantial diversion of management attention or difficulties in operating the combined business could affect our revenues and ability to achieve operational, financial and strategic objectives.

We will incur transaction, integration, and restructuring costs in connection with our acquisition program. We have incurred and will continue to incur significant costs in connection with our acquisition program, including fees of our attorneys, accountants, and financial advisors. If acquisitions are consummated, we expect to incur additional costs associated with transaction fees and other costs related to the acquisitions. If acquisitions are not consummated, such costs may adversely affect our revenues and ability to achieve operational, financial and strategic objectives.

Governmental regulations and interpretations are subject to changes, which could have a material adverse effect on our financial condition. Changes in laws and regulations, or the interpretation and application thereof, could result in changes in the amount or the type of business services required by businesses and individuals, as well as our operational obligations under such legal or regulatory changes, which could have a material adverse effect on our financial condition and our operational, financial and strategic objectives. We cannot be sure that future laws and regulations will provide the same or similar opportunities for us to provide business consulting and management services to businesses and individuals, or to meet our operational, financial and strategic objectives.

Changes in the United States healthcare environment, including new healthcare legislation, may adversely affect the revenue and margins in our healthcare benefit businesses. Our employee benefits business, specifically our group health consulting and brokerage businesses, receives commissions for brokering employer-sponsored healthcare policies with insurance carriers on behalf of the client. In many cases, these commissions consist of a ratable portion of the insurance premiums on those policies, based upon a sliding scale pertaining to the dollar volume of premiums and/or the number of participants in the plan.

Changes in the healthcare environment, including, but not limited to, any legislated changes in the United States' national healthcare system, that affect the methods by which insurance carriers remunerate brokers, could adversely impact our revenues and margins in this business. Specifically, legislation or other changes could afford our clients and their employees the ability to seek insurance coverage through other means, including, but not limited to, direct access with insurance carriers or other similar avenues, which could eliminate or adversely alter the remuneration brokers receive from insurance carriers for their services. Furthermore, statutory or regulatory changes may result in establishing alternatives to employer-sponsored healthcare insurance or replace it with government-sponsored health insurance programs. These changes could materially alter the healthcare industry in the United States and our ability to provide effective services in these areas may be substantially limited and adversely affect revenue and margins in our healthcare benefit business.

Higher rates of unemployment in the United States could result in a general reduction in the number of individuals with employer-sponsored healthcare coverage. This decline in employee participation in healthcare insurance plans at our clients could result in a reduction in the commissions we receive from insurance carriers for our brokerage services, which could have an adverse impact on revenues and margins in this business.

We are subject to risks relating to processing customer transactions for our payroll and other transaction processing businesses. The high volume of client funds and data processed by us, or by our out-sourced resources abroad, in our transaction related businesses entails risks for which we may be held liable if the accuracy or timeliness of the transactions processed is not correct. In addition, related to our payroll and employee benefits businesses, we store personal information about some of our clients and their employees for which we may be liable under the Health Insurance Portability and Accountability Act or other governmental regulations if the security of this information is breached. In the past, one of our third-party service providers experienced a data breach that allowed an unauthorized third-party to gain access to the Company's and its clients' data, including personally identifiable information. While this breach did not subject the company to liability under the Health Insurance Portability and Accountability Act or other governmental regulations, there can be no assurance that in the event of a future breach, we will not be liable under those governmental regulations. We could incur significant legal expense to defend any claims against us, even those claims that we believe are without merit. While we carry insurance against these potential liabilities, we cannot be certain that circumstances surrounding such an error or breach of security would be entirely reimbursed through insurance coverage. We make risk-based decisions on the measures to implement, and we believe we have appropriate controls and procedures in place to address our fiduciary responsibility and mitigate these risks. However, if we are not successful in managing these risks, our business, financial condition, and results of operations may be harmed in the future.

Cyber-attacks or other security breaches involving our computer systems or the systems of one or more of our vendors could materially and adversely affect our business. Our systems, like others in the industries we serve, are vulnerable to cybersecurity risks, and we are subject to potential disruption caused by such activities. Companies like ours are subject to frequent attacks on their systems. Such attacks may have various goals, from seeking confidential information to causing operational disruption. We have experienced cyber-attacks and other security breaches in the past. Although to date such activities have not resulted in material disruptions to our operations or materially affected our business strategy, results of operations or financial condition, no assurance can be provided that we will not experience material disruptions or suffer material adverse effects in the future. Any future significant violations of our data security privacy could result in the loss of business, litigation, regulatory investigations, penalties, ongoing expenses related to notifications and client credit monitoring and support, and other expenses, any of which could damage our reputation and adversely affect the growth of our business. Additional events or cyberattacks in the future could exacerbate the foregoing risks and create additional challenges to maintaining client relationships and our reputation. While we have deployed resources that are responsible for maintaining what we consider to be appropriate levels of cybersecurity, and while we utilize third-party technology products and services to help identify threats and protect our information technology systems and infrastructure against security breaches and cyber-incidents, we do not believe such resources or products and services can provide absolute protection against all potential risks and incidents. We make risk-based decisions on the measures to implement, and our responsive and precautionary measures may not be adequate or effective to prevent, identify, or mitigate attacks by hackers, foreign governments, or other actors or breaches caused by employee error, malfeasance, or other disruptions. We are also dependent on security measures that some of our third-party vendors and customers are taking to protect their own systems and infrastructures. In the past, our third-party vendors have experienced issues with their security measures. Although to date such issues have not resulted in material disruptions or materially affected our business strategy, results of operations or financial condition, no assurance can be provided that we will not experience material disruptions or suffer material adverse effects in the future if our third-party vendors do not maintain adequate security measures, do not require their sub-contractors to maintain adequate security measures, do not perform as anticipated and in accordance with contractual requirements, or become targets of cyber-attacks.

We are subject to risk as it relates to software that we license from third parties. We license software from third parties, much of which is integral to our systems and our business. The licenses are generally terminable if we breach our obligations under the license agreements. If any of these relationships were terminated or if any of these parties were to cease doing business or cease to support the applications we currently utilize, we may be forced to spend significant time and money to replace the licensed software. However, we cannot assure you that the necessary replacements will be available on reasonable terms, if at all.

We could be held liable for errors and omissions. All of our business services entail an inherent risk of malpractice and other similar claims resulting from errors and omissions. Therefore, we maintain errors and omissions insurance coverage. Although we believe that our insurance coverage is adequate, we cannot be certain that actual future claims, judgments, settlements, or related legal expenses would not exceed the coverage amounts. If such judgments, settlements, or related legal expenses exceed insurance coverage by a material amount, they could have a material adverse effect on our business, financial condition and operating results. In addition, we cannot be certain that the different insurance carriers which provide errors and omissions coverage for different lines of our business will not dispute their obligation to cover a particular claim. If we have a large claim, or a large number of claims, on our insurance, the rates for such insurance may increase, and amounts expended in defense or settlement of these claims prior to exhaustion of deductible or self-retention levels may become significant, but contractual arrangements with clients may constrain our ability to incorporate such increases into service fees. Insurance rate increases, disputes by carriers over coverage questions, payments by us within deductible or self-retention limits, as well as any underlying claims or settlement of such claims, could have a material adverse effect on our business, financial condition and results of operations.

We are not a CPA firm and we do not perform any attest services for clients. We do not maintain any ownership interest in or control over any CPA firm with which one of our subsidiaries may maintain an ASA. All of our administrative and professional staff who are provided to such CPA firms work under the sole direction, supervision and control of the particular CPA firm, and we do not control how attest work is conducted. For these reasons we do not believe we have liability to any party related to their receipt of attest services from such CPA firms. Nevertheless, from time to time we have been sued for attest work that we do not perform but which is performed by such CPA firms. While we have been successful to date in defending against such suits, it is possible that similar claims may be brought in the future. We will be required to defend against such claims, and may incur expenses related to such lawsuits and may not be successful in defending against such lawsuits. In the event that the CPA firms with which we maintain ASAs incur judgments and costs related to such suits that threaten the solvency of the CPA firms, we may incur expenditures related to such proceedings.

The business services industry is competitive and fragmented. If we are unable to compete effectively, our business, financial condition and results of operations may be negatively impacted. We face competition from a number of sources in the business services industry. Many of our competitors are large companies that may have greater financial, technical, marketing and other resources. Our principal competitors include financial and management consulting firms, the consulting practices of major accounting firms, local and regional business services companies, independent contractors, the in-house or former in-house resources of our clients, as well as new entrants into our markets. We cannot assure you that, as our industry continues to evolve, additional competitors will not enter the industry or that our clients will not choose to conduct more of their business services internally or through alternative business services providers. Although we monitor industry trends and respond accordingly, we cannot assure you that we will be able to anticipate and successfully respond to such trends in a timely manner. We cannot be certain that we will be able to effectively compete against current and future competitors, or that competitive pressure will not have a material adverse effect on our business, financial condition and results of operations.

Given our levels of share-based compensation, our tax rate may vary significantly depending on our stock price. We apply FASB ASC 718, Compensation - Stock Compensation under which the tax effects of the accounting for share-based compensation may significantly impact our effective tax rate from period to period. In future periods in which our stock price is higher than the grant date fair value of the share-based compensation vesting or exercises in that period, we will recognize excess tax benefits that will decrease our effective tax rate. In future periods in which our stock price is lower than the grant price of the share-based compensation vesting in that period, our effective tax rate may increase. The amount and value of share-based compensation issued relative to our earnings in a particular period will also affect the magnitude of the impact of share-based compensation on our effective tax rate. These tax effects are dependent on our stock price and exercise activity, which we do not control, and a decline in our stock price could significantly increase our effective tax rate and adversely affect our financial results.

We may be subject to the actions of activist stockholders. Our Board of Directors and management team are committed to acting in the best interest of all of our stockholders. We value constructive input from investors and regularly engage in dialogue with our stockholders regarding strategy and performance. Activist stockholders who disagree with the composition of the Board of Directors, our strategy or management approach may seek to effect change through various strategies and channels. Responding to stockholder activism can be costly and time-consuming, disrupt our operations, and divert the attention of management and our employees from our strategic initiatives. Activist campaigns can create perceived uncertainties as to our future direction, strategy, or leadership and may result in the loss of potential business opportunities, harm our ability to attract new employees, investors, and customers, and cause our stock price to experience periods of volatility or stagnation.

Changes in accounting policies, standards, and interpretations could materially affect how we report our financial condition, results of operations, and cash flows. The FASB, regulatory agencies, and other bodies that establish accounting standards periodically change the financial accounting and reporting standards governing the preparation of our consolidated financial statements. Additionally, those bodies that establish and interpret the accounting standards (such as the FASB and the SEC) may change prior interpretations or positions on how these standards should be applied. These changes can be difficult to predict and can materially affect how we record and report our financial condition, results of operations, and cash flows. In unusual circumstances, we could be required to retroactively apply a new or revised standard, resulting in changes to previously reported financial results.

Rapid technological changes could significantly impact our competitive position, client relationships and operating results. The professional business services industry has been and continues to be impacted by significant technological changes and innovation, enabling companies to offer services competitive with ours. Those technological changes may (i) reduce demand for our services, (ii) enable the development of competitive products or services, or (iii) enable our current customers to reduce or bypass the use of our services. Additionally, rapid changes in artificial intelligence, block chain-based technology, automation and related innovations are increasing the competitiveness landscape. We may not be successful in anticipating or responding to these changes and demand for our services could be further reduced by advanced technologies being deployed by our competitors. The effort to gain technological expertise and develop new technologies in our business may require us to incur significant expenses. In some cases, we depend on key vendors and partners to provide technology and other support. If these third parties fail to perform their obligations or cease to work with us, our ability to execute on our strategic initiatives could be adversely affected.

Climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating costs. In 2009, the Environmental Protection Agency ("EPA") published its findings that emissions of carbon dioxide, methane, and other greenhouse gases ("GHGs"), present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the earth's atmosphere and other climate changes. Based on these findings, the EPA has adopted a series of regulations under the Clean Air Act that require monitoring, reporting and/or emission controls of GHGs for certain emission sources. In addition, almost one-half of the states have taken legal measures to reduce emissions of GHGs primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring either major sources of emissions or major producers of fuels to acquire and surrender emission allowances, with the number of allowances available for purchase reduced each year until the overall GHG emission reduction goal is achieved. The adoption and implementation of any regulations imposing GHG reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to monitor and to reduce emissions of GHGs associated with our operations.

The widespread outbreak of a communicable illness or any other public health crisis could adversely affect our business, results of operations and financial condition. We may face risks related to public health threats or widespread outbreak of a communicable illness. A widespread outbreak of a communicable disease or a public health crisis could adversely affect the global and domestic economy and our business partners' ability to conduct business in the United States for an indefinite period of time. For example, in March 2020, the World Health Organization declared a new strain of coronavirus ("COVID-19") a pandemic. The global spread of COVID-19 negatively impacted the global economy and disrupted both financial markets and international trade. The COVID-19 pandemic resulted in increased unemployment levels and significantly impacted global supply chain. In addition, federal, state, and local governments implemented various mitigation measures, including travel restrictions, restrictions on public gatherings, shelter-in-place restrictions, and limitations on business activities. These actions adversely impacted the ability of our employees, contractors, suppliers, customers, and other business partners to conduct business activities. Future public health threats or widespread outbreaks of communicable illnesses could have a material adverse effect on our results of operations, financial condition, and liquidity, and will depend on numerous factors that we may not be able to predict, including, but not limited to, the duration and severity of the public health threat or pandemic, governmental actions in response to the public health threat or pandemic, the impact of business and economic disruptions on our clients and their demand for our services, and our clients' ability to pay for our services.

We are reliant on information processing systems and any failure or disruptions of these systems could have a material adverse effect on our business, financial condition and results of operations. Our ability to provide business services depends on our capacity to store, retrieve, process and manage significant databases, and expand and upgrade periodically our information processing capabilities. Interruption or loss of our information processing capabilities through loss of stored data, breakdown or malfunctioning of computer equipment and software systems, telecommunications failure, or damage caused by extreme weather conditions, electrical power outage, geopolitical events, or other disruption could have a material adverse effect on our business, financial condition and results of operations. Although we have disaster recovery procedures in place and insurance to protect against such contingencies, we cannot be sure that insurance or these services will continue to be available, cover all our losses or compensate us for the possible loss of clients occurring during any period that we are unable to provide business services.

We may not be able to acquire and finance additional businesses which may limit our ability to pursue our business strategy. We acquired five businesses during 2023, and maintain a robust pipeline of potential businesses for acquisition. Strategic acquisitions are part of our growth strategy, and it is our intention to selectively acquire businesses or client lists that are complementary to existing service offerings in our target markets and/or new and attractive markets. However, we cannot be certain that we will be able to continue identifying appropriate acquisition candidates and acquire them on satisfactory terms, and we cannot be assured that such acquisitions, even if completed, will perform as expected or will contribute significant synergies, revenues or profits. In addition, we may face increased competition for acquisition opportunities, which may inhibit our ability to complete transactions on terms that are favorable to us. As discussed below, there are certain provisions under the 2022 credit facility (as defined below) that may limit our ability to acquire additional businesses. In the event that we are not in compliance with certain covenants as specified in the 2022 credit facility, we could be restricted from making acquisitions, restricted from borrowing funds from the 2022 credit facility for other uses, or required to pay down the outstanding balance on the line of credit. To the extent we are unable to find suitable acquisition candidates, an important component of our growth strategy may not be realized.

We require a significant amount of cash for interest payments on our debt and to expand our business as planned. At December 31, 2023, our debt consisted primarily of $312.4 million in principal amount outstanding under our $600 million unsecured credit facility (the "2022 credit facility" or the "credit facility"). Our debt requires us to dedicate a portion of our cash flow from operations to pay interest on our indebtedness, thereby reducing the funds available to use for acquisitions, capital expenditures and general corporate purposes. Our ability to make interest payments on our debt, and to fund acquisitions, will depend upon our ability to generate cash in the future. Insufficient cash flow could place us at risk of default under our debt agreements or could prevent us from expanding our business as planned. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under the 2022 credit facility in an amount sufficient to enable us to fund our other liquidity needs. Volatility in interest rates from monetary policy or economic conditions could increase expenses, cause uncertainty and impact our ability to pay interest on our indebtedness. Refer to Item 7A, Quantitative and Qualitative Disclosures about Market Risk, for further information regarding interest rate risk.

Terms of the 2022 credit facility may adversely affect our ability to run our business and/or reduce stockholder returns. The terms of the 2022 credit facility, as well as the guarantees of our subsidiaries, could impair our ability to operate our business effectively and may limit our ability to take advantage of business opportunities. For example, the 2022 credit facility may (i) restrict our ability to repurchase or redeem our capital stock or debt, or merge or consolidate with another entity; (ii) limit our ability to borrow additional funds or to obtain other financing in the future for working capital, capital expenditures, acquisitions, investments and general corporate purposes; (iii) limit our ability to dispose of our assets, to create liens on our assets, to extend credit or to issue dividends to our stockholders; and (iv) make us more vulnerable to economic downturns and reduce our flexibility in responding to changing business and economic conditions.

Our failure to satisfy covenants in our debt instruments could cause a default under those instruments. Our debt instruments include a number of covenants relating to financial ratios and tests. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of these covenants could result in a default under these instruments. An event of default would permit our lenders and other debt holders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest. If the lenders accelerate the repayment of borrowings, we may not have sufficient assets to repay our debt.

Risk Factors Related to Ownership of Our Common Stock

We may be more sensitive to revenue fluctuations than other companies, which could result in fluctuations in the market price of our common stock. A substantial majority of our operating expenses, such as personnel and related costs and occupancy costs, are relatively fixed in the short term. As a result, we may not be able to quickly reduce costs in response to any decrease in revenue. This factor could cause our quarterly results to be lower than expectations of securities analysts and stockholders, which could result in a decline in the price of our common stock.

The future issuance of additional shares could adversely affect the price of our common stock. Future sales or issuances of common stock, including those related to the uses described below, or the perception that sales could occur, could adversely affect the market price of our common stock and dilute the percentage ownership held by our stockholders. We have authorized 250.0 million shares of common stock, and have approximately 49.8 million shares of common stock outstanding at January 31, 2024. A substantial number of these shares have been issued in connection with acquisitions. As part of many acquisition transactions, shares are contractually restricted from sale for a one-year period, and as of January 31, 2024, approximately 138 thousand shares of our common stock were under lock-up contractual restrictions that expire by December 31, 2024. We cannot be sure when sales by holders of our stock will occur, how many shares will be sold or the effect that sales may have on the market price of our common stock.

Our principal stockholders may have substantial control over our operations. Our stockholders that beneficially own (within the meaning of Rule 13d-3 of the Exchange Act) significant percentages of our common stock relative to other individual stockholders may exert substantial influence over actions that require the consent of a majority of our outstanding shares, including the election of directors. Our share repurchase activities may result in increased ownership percentages of these individuals and therefore increase the influence they may exert, if they do not participate in these share repurchase transactions or otherwise dispose of their common stock.

There is volatility in our stock price. The market for our common stock has, from time to time, experienced price and volume fluctuations. Factors such as announcements of variations in our quarterly financial results and fluctuations in revenue, as well as the expectations of stockholders and securities analysts regarding the ability of our business to grow and achieve certain revenue or profitability targets, could cause the market price of our common stock to fluctuate significantly. In addition, the stock market in general has experienced volatility that often has been unrelated to the operating performance of companies such as ours. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

CBIZ maintains a cyber risk management program designed to identify, assess, manage, mitigate, and respond to cybersecurity threats. This program, which is integrated into the Company's enterprise risk management system, includes the development, implementation, and maintenance of security measures and controls, as well as policies and procedures governing the operation of these security measures and controls.

The underlying controls of the cyber risk management program are based on recognized practices and standards for cybersecurity and information technology, including the National Institute of Standards and Technology ("NIST") Cybersecurity Framework ("CSF") and the International Organization Standardization ("ISO") 27002 framework and code of practice for information security controls to establish, implement, and improve an Information Security Management System focused on cybersecurity.

Cyber partners are a key part of CBIZ's cybersecurity infrastructure. CBIZ partners with leading cybersecurity companies and organizations, leveraging third-party technology and expertise. CBIZ engages with these partners to monitor and maintain the performance and effectiveness of third-party products and services that are deployed in CBIZ's environment, to scan for potential vulnerabilities and to conduct penetration testing.

CBIZ's IT Security Director reports to CBIZ's Chief Information Officer and is the head of the Company's cybersecurity team. The IT Security Director is responsible for assessing and managing CBIZ's cyber risk management program, informs senior management regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents and supervises such efforts. The cybersecurity team has decades of experience selecting, deploying and operating cybersecurity technologies, initiatives and processes. Additionally, members of the cyber security team have extensive information technology and program management expertise and have earned various cybersecurity certifications. Finally, the cybersecurity team relies on threat intelligence as well as other information obtained from governmental, public or private sources, including external consultants engaged by CBIZ.

The Board of Directors oversees CBIZ's cybersecurity risk exposures and the steps taken by management to monitor and mitigate cybersecurity risks. The cybersecurity team briefs the Board of Directors on the status of CBIZ's cyber risk management program, typically on a semi-annual basis.

CBIZ faces risks from cybersecurity threats that could have a material adverse effect on its business, financial condition, results of operations or cash flows. CBIZ has experienced, and will continue to experience, cyber incidents in the normal course of its business. However, prior cybersecurity incidents have not had a material adverse effect on CBIZ's business, financial condition, results of operations or cash flows. See "Risk Factors – Risk Factors Related to Our Business and Industry – Cyber-attacks or other security breaches involving our computer systems or the systems of one or more of our vendors could materially and adversely affect our business."

ITEM 2. PROPERTIES.

Our corporate headquarters are located at 5959 Rockside Woods Blvd. N., Suite 600, Independence, Ohio 44131, in leased premises. We lease more than 120 offices in 33 states and the District of Columbia and believe that our current facilities are sufficient for our current needs.

ITEM 3. LEGAL PROCEEDINGS.

From time to time, we are involved in various legal proceedings relating to claims arising out of our operations. As of the date hereof, we are not engaged in any legal proceedings that are reasonably expected, individually or in the aggregate, to have a material adverse effect on our business, financial condition, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information for Common Stock - Our common stock is traded on the NYSE under the trading symbol "CBZ."

Holders of Record - The number of holders of our common stock based on record ownership as of December 31, 2023 was approximately 2,381.

Dividends - Historically, we have not paid cash dividends on our common stock. Refer to Note 9, Debt and Financing Arrangements, to the accompanying consolidated financial statements for information relating to restrictions on declaring or making dividend payments under our 2022 credit facility.

Recent Sales of Unregistered Securities - During the year ended December 31, 2023, we issued approximately 242 thousand shares of our common stock as payment for current year acquisitions, as well as payment for contingent consideration for current year and previous acquisitions. The above referenced shares were issued in transactions not involving a public offering in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act. The persons to whom the shares were issued had access to full information about the Company and represented that they acquired the shares for their own account and not for the purpose of distribution. The certificates for the shares contain a restrictive legend advising that the shares may not be offered for sale, sold, or otherwise transferred without having first been registered under the Securities Act or pursuant to an exemption from the Securities Act.

Issuer Purchases of Equity Securities - Shares repurchased during the three months ended December 31, 2023 (reported on a trade-date basis) are summarized in the table below (in thousands, except per share data). Average price paid per share includes fees and commissions.

Fourth Quarter Purchases	Issuer Purchases of Equity Securities			
	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Number of Shares That May Yet Be Purchased Under the Plan
October 1 – October 31, 2023	107	$ 52.56	107	4,166
November 1 – November 30, 2023	28	$ 54.62	28	4,138
December 1 – December 31, 2023	—	$ —	—	4,138
	135	$ 52.99	135	

Refer to Note 13, Common Stock, to the accompanying consolidated financial statements for further discussion on the Share Repurchase Program.

Performance Graph - The graph below matches the cumulative five-year total return of holders of CBIZ, Inc.'s common stock with the cumulative total returns of the S&P 500 index, the Russell 2000 index and a customized peer group of five companies that includes: Brown & Brown, Inc., H & R Block, Inc., Paychex, Inc., Resources Connection, Inc. and Willis Towers Watson Plc. The graph assumes that the value of the investment in our common stock, in each index, and in the peer group (including reinvestment of dividends) was $100 on December 31, 2018 and tracks it through December 31, 2023.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among CBIZ, Inc., the S&P 500 Index, the Russell 2000 Index, and a Peer Group



	2018	2019	2020	2021	2022	2023
CBIZ, Inc.	$ 100.00	$ 136.85	$ 135.08	$ 198.58	$ 237.82	$ 317.72
S&P 500	100.00	131.49	155.68	200.37	164.08	207.21
Russell 2000	100.00	125.52	150.58	172.90	137.56	160.85
Peer Group	100.00	132.37	144.22	198.44	186.37	204.32

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This Management's Discussion and Analysis of Financial Condition and Results of Operations relates to, and should be read in conjunction with, our consolidated financial statements included elsewhere in this report. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, which could cause actual results to differ materially from management's expectations. Please see the sections of this report entitled "Forward-Looking Statements" and "Risk Factors." This section generally discusses the results of operations for fiscal year 2023 compared to fiscal year 2022. For discussion related to the results of operations and changes in financial conditions for fiscal year 2022 compared to fiscal year 2021 refer to Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2022 as filed with the SEC on February 24, 2023.

EXECUTIVE SUMMARY

Financial Year in Review - Revenue of $1,591.2 million in 2023 grew $179.2 million, or 12.7%, from revenue of $1,412.0 million in 2022. Same-unit revenue, as defined below in the "Results of Operations" section, increased by $104.0 million, or 7.4%, while acquisitions, net of divestitures, contributed $75.2 million to revenue, or 5.3%. A detailed discussion of revenue by practice group is included under "Operating Practice Groups." Net income in 2023 increased $15.6 million, or 14.8%, to $121.0 million from $105.4 million in 2022. Refer to "Results of Operations" for a detailed discussion of the components of net income. Earnings per diluted share were $2.39 in 2023, compared to $2.01 in 2022, with a fully diluted weighted average share count of 50.6 million shares in 2023, compared to 52.4 million shares in 2022.

Strategic Use of Capital - Our first priority for the use of capital is to make strategic acquisitions. We completed the following five acquisitions in 2023:

- Effective January 1, 2023, we acquired all of the assets of Danenhauer and Danenhauer, Inc. ("Danenhauer and Danenhauer"). Danenhauer and Danenhauer, based in California, is a provider of forensic accounting, business valuation, expert witness testimony, and other services for businesses and individuals. Operating results for Danenhauer and Danenhauer are reported in the Financial Services practice group.

- Effective February 1, 2023, we acquired the non-attest assets of Somerset CPAs and Advisors ("Somerset"). Somerset, based in Indianapolis, Indiana, is a provider of a full range of accounting, tax, and financial advisory services to clients in a wide array of industries. Operating results for Somerset are reported in the Financial Services practice group.

- Effective June 1, 2023, we acquired all of the assets of Pivot Point Security ("PPS"). PPS, based in Hamilton, New Jersey, is a provider of cyber and information security, and compliance services for small and middle market businesses. Operating results for PPS are reported in the Financial Services practice group.

- Effective June 1, 2023, we acquired all of the assets of Ickovic and Co. PC ("Ickovic and Co."). Ickovic and Co., based in Denver, Colorado, is a provider of bespoke services and solutions for high-net-worth individuals, business owners and executives. Operating results for Ickovic and Co. are reported in the Financial Services practice group.

- Effective July 1, 2023, we acquired all of the assets of American Pension Advisors, Ltd. ("APA"). APA, based in Indianapolis, Indiana, is a provider of full-service retirement plan consulting and administration assisting more than 1,200 clients in the design, implementation, and administration of all types of retirement plans including 401(k), 403(b), 457(b), defined benefit and cash balance. Operating results for APA are reported in the Benefits and Insurance Services practice group.

Refer to Note 18, Business Combinations, to the accompanying consolidated financial statements for further discussion on acquisitions.

We also have the financing flexibility and the capacity to actively repurchase shares of our common stock. We believe that repurchasing shares of our common stock is a prudent use of our financial resources, and that investing in our stock is an attractive use of capital and an efficient means to provide value to our stockholders. On February 7, 2024, the CBIZ Board of Directors authorized the purchase of up to 5.0 million shares of our common stock under our Share Repurchase Program (the "Share Repurchase Program"), which may be suspended or discontinued at any time and expires on March 31, 2025. The shares may be purchased (i) in the open market, (ii) in privately negotiated transactions, or (iii) under Rule 10b5-1 trading plans, which may include purchases from our employees, officers and directors, in accordance with SEC rules. CBIZ management will determine the timing and amount of the transaction based on its evaluation of market conditions and other factors.

Pursuant to previously authorized share repurchase programs, we repurchased 1.3 million shares of our common stock in the open market at a total cost of approximately $65.1 million in 2023 and 2.8 million shares at a total cost of approximately $122.8 million in 2022. Refer to Note 13, Common Stock, to the accompanying consolidated financial statements for further discussion on the Share Repurchase Program.

RESULTS OF OPERATIONS

We provide professional business services that help clients manage their finances and employees. We deliver our integrated services through the following three practice groups: Financial Services, Benefits and Insurance Services and National Practices. A description of these groups' operating results and factors affecting their businesses is provided below.

Same-unit revenue, also known internally as "Organic revenue", represents total revenue adjusted to reflect comparable periods of activity for acquisitions and divestitures. For example, for a business acquired on July 1, 2022, revenue for the period January 1, 2023 through June 30, 2023 would be reported as revenue from acquired businesses whereas revenue for the periods from July 1 through December 31 of both years would be reported as same-unit revenue. Divested operations represent operations that did not meet the criteria for treatment as discontinued operations.

Revenue

The following table summarizes total revenue for the years ended December 31, 2023 and 2022:

		Year Ended December 31,			
		2023	Percent	2022	Percent
		(Amounts in thousands, except percentages)			
Financial Services	$	1,160,686	72.9 %	$ 1,010,068	71.5 %
Benefits and Insurance Services		382,605	24.1 %	358,007	25.4 %
National Practices		47,903	3.0 %	43,904	3.1 %
Total CBIZ revenue	$	1,591,194	100.0 %	$ 1,411,979	100.0 %

A detailed discussion of same-unit revenue by practice group is included under "Operating Practice Groups."

Non-qualified Deferred Compensation Plan - We sponsor a non-qualified deferred compensation plan ("NQDCP"), under which a CBIZ employee's compensation deferral is held in a rabbi trust and invested accordingly as directed by the employee. Income and expenses related to the deferred compensation plan are included in "Operating expenses," "Gross margin" and "Corporate General & Administrative expenses" and are directly offset by deferred compensation gains or losses in "Other income (expense), net" in the accompanying Consolidated Statements of Comprehensive Income. The deferred compensation plan has no impact on "Income before income tax expense" or diluted earnings per share.

Income and expenses related to the deferred compensation plan for the years ended December 31, 2023 and 2022:

		Year Ended December 31,		
		2023		2022
		(Amounts in thousands)		
Operating expenses (income)	$	17,192	$	(17,252)
Corporate general and administrative expenses (income)	$	2,296	$	(2,393)
Other income (expense), net	$	19,488	$	(19,645)

Excluding the impact of the above-mentioned income and expenses related to the deferred compensation plan, the operating results for the years ended December 31, 2023 and 2022:

| | Year Ended December 31, 2023 | | | | Year Ended December 31, 2022 | | | |
| | (Amounts in thousands, except percentages) | | | | | | | |
	As Reported	NQDCP	Adjusted	% of Revenue	As Reported	NQDCP	Adjusted	% of Revenue
Gross margin	$ 223,204	$ 17,192	$ 240,396	15.1 %	$ 223,367	$ (17,252)	$ 206,115	14.6 %
Operating income	165,239	19,488	184,727	11.6 %	168,344	(19,645)	148,699	10.5 %
Other income (expense), net	21,019	(19,488)	1,531	0.1 %	(19,243)	19,645	402	— %
Income before income tax expense	166,303	—	166,303	10.5 %	141,475	—	141,475	10.0 %

Operating Expenses

The following table presents our operating expenses for the years ended December 31, 2023 and 2022:

| | Year Ended December 31, | |
| | 2023 | 2022 |
	(Amounts in thousands, except percentages)	
Operating expenses	$ 1,367,990	$ 1,188,612
Operating expenses % of revenue	86.0 %	84.2 %
Operating expenses excluding deferred compensation	$ 1,350,798	$ 1,205,864
Operating expenses excluding deferred compensation % of revenue	84.9 %	85.4 %

Our operating expenses increased by $179.4 million. Operating expense as a percentage of revenue increased to 86.0% of revenue in 2023 as compared to 84.2% of revenue for the prior year. The non-qualified deferred compensation plan increased operating expenses by $17.2 million in 2023, but decreased operating expense by $17.3 million in 2022. Excluding the impact of the non-qualified deferred compensation plan, which was recorded in "Corporate and Other" for segment reporting purposes, operating expenses would have been $1,350.8 million, or 84.9% of revenue, in 2023 as compared to $1,205.9 million, or 85.4% of revenue, in 2022.

The majority of our operating expenses relate to personnel costs, which includes (i) salaries and benefits, (ii) commissions paid to producers, (iii) incentive compensation and (iv) share-based compensation. Excluding the impact of non-qualified deferred compensation plan, which was recorded in "Corporate and Other" for segment reporting purposes, operating expenses increased by approximately $144.9 million in 2023 as compared to 2022. Operating expenses for the year ended December 31, 2023 included approximately $1.9 million non-recurring integration and retention costs related to the Somerset acquisition, and operating expenses for the year ended December 31, 2022 included approximately $8.6 million non-recurring integration and retention costs related to the acquisition of the non-attest assets of Marks Paneth LLP ("Marks Paneth"). The increase in operating costs was driven by $121.6 million higher personnel cost (of which acquisitions contributed approximately $50.3 million), $9.0 million higher travel and entertainment costs, $3.4 million higher facility costs, $4.9 million higher computer and technology related costs, $3.4 million higher depreciation and amortization expense, as well as $1.7 million higher marketing expense. Other discretionary spending increased by approximately $0.9 million to support the growth in business activities. Personnel costs and other operating expenses are discussed in further detail under "Operating Practice Groups."

Corporate General & Administrative Expenses

The following table presents our Corporate General & Administrative ("G&A") expenses for the years ended December 31, 2023 and 2022:

	Year Ended December 31,			
	2023		**2022**	
	(Amounts in thousands, except percentages)			
G&A expenses	$	57,965	$	55,023
G&A expenses % of revenue		3.6 %		3.9 %
G&A expenses excluding deferred compensation	$	55,669	$	57,416
G&A expenses excluding deferred compensation % of revenue		3.5 %		4.1 %

Our G&A expenses increased by approximately $2.9 million, or 5.3%, in 2023 as compared to 2022, and decreased to 3.6% of revenue from 3.9% of revenue for the prior year. The non-qualified deferred compensation plan increased G&A expenses by $2.3 million in 2023, and decreased G&A expenses by $2.4 million in 2022. Excluding the impact of the deferred compensation plan, which was recorded in "Corporate and Other" for segment reporting purposes, G&A expenses would have been $55.7 million, or 3.5% of revenue, in 2023 as compared to $57.4 million, or 4.1% of revenue, in 2022, a decrease of $1.7 million in 2023 as compared to prior year. The decrease was primarily driven by $2.4 million lower personnel costs, offset by $0.7 million higher legal and other professional related costs as compared to 2022. Personnel costs in 2022 included approximately $3.9 million cumulative adjustments to certain performance-based compensation programs, which did not recur in 2023. In addition, G&A expenses for the year ended December 31, 2023 included a $1.5 million non-recurring transaction and integration costs related to the Somerset acquisition. G&A expenses for the year ended December 31, 2022 included a $1.3 million non-recurring transaction and integration costs related to the Marks Paneth acquisition.

Other Income (Expense), net

The following table presents the components of Other income (expense), net for the years ended December 31, 2023 and 2022:

	Year Ended December 31,			
	2023		**2022**	
	(Amounts in thousands)			
Interest expense	$	(20,131)	$	(8,039)
Gain on sale of operations, net		176		413
Other income (expense), net [(1)]		21,019		(19,243)
Total other income (expense), net	$	1,064	$	(26,869)

[(1)] Other income (expense), net includes a net gain of $19.5 million in 2023 and a net loss of $19.6 million in 2022, associated with the value of investments held in a rabbi trust related to the deferred compensation plan, which was recorded in "Corporate and Other" for segment reporting purposes. The adjustments to the investments held in a rabbi trust related to the deferred compensation plan are offset by a corresponding increase or decrease to compensation expense, which is recorded as "Operating expenses" and "G&A expenses" in the accompanying Consolidated Statements of Comprehensive Income. The deferred compensation plan has no impact on "Income before income tax expense" or diluted earnings per share.

Interest Expense - Our primary financing arrangement is the 2022 credit facility. Interest expense was $20.1 million in 2023, compared to $8.0 million in 2022. Our average debt balance and weighted average interest rate was $364.1 million and 5.23%, respectively, in 2023, as compared to $267.0 million and 2.67%, respectively, in 2022. The increase in interest expense in 2023 as compared to 2022 was driven by a higher average debt balance as well as higher weighted average effective interest rate. Our debt is further discussed in Note 9, Debt and Financing Arrangements, to the accompanying consolidated financial statements.

Gain on Sale of Operations, net - During the twelve months ended December 31, 2023, we recorded approximately $0.2 million additional gain related to a previously sold business as additional contingent proceeds were received. During the same period in 2022, we recorded approximately $0.4 million additional gain related to a previously sold business as additional contingent proceeds were received.

Other Income (Expense), net - The majority of "Other income (expense), net" consists of net gains and losses associated with the value of the non-qualified deferred compensation plan as discussed above, net adjustments to the fair value of our contingent purchase price liability related to prior acquisitions, as well as gains or losses related to the sale of assets. Other income of $21.0 million in 2023 included a $19.5 million net gain related to the deferred compensation plan, $2.8 million gain related to the sale of certain assets, $0.7 million interest income from non-operating investments, as well as $0.7 miscellaneous income, offset by $2.7 million expense due to the net increase to the fair value of the contingent purchase price liability. Other expense of $19.2 million in 2022 consisted of a net loss of $19.6 million related to the deferred compensation plan and $2.4 million expense due to the net increase to the fair value of the contingent purchase price liability, offset by a $2.4 million gain related to the sale of a book of business as well as $0.4 million other miscellaneous income.

Income Tax Expense

The following table presents our income tax expense for the years ended December 31, 2023 and 2022:

| | Year Ended December 31, | |
| | 2023 | 2022 |
	(Amounts in thousands, except percentages)	
Income tax expense	$ 45,335	$ 36,121
Effective tax rate	27.3 %	25.5 %

The increase in income tax expense from 2022 to 2023 was primarily driven by higher pre-tax income. The increase in the effective tax rate from 2022 to 2023 was primarily due to higher non-deductible expense in 2023 compared to 2022. In addition, the effect of higher pre-tax income on our tax benefit related to stock-based compensation also contributed to the increase in the effective tax rate.

Operating Practice Groups

We deliver our integrated services through three practice groups: Financial Services, Benefits and Insurance Services and National Practices. A description of these groups' operating results and factors affecting their businesses is provided below.

Financial Services

| | Year Ended December 31, | | | |
| | 2023 | 2022 | $ Change | % Change |
	(Amounts in thousands, except percentages)			
Revenue				
Same-unit	$ 1,086,894	$ 1,010,068	$ 76,826	7.6 %
Acquired businesses	73,792	—	73,792	
Total revenue	1,160,686	1,010,068	150,618	14.9 %
Operating expenses	975,076	850,038	125,038	14.7 %
Gross margin / Operating income	$ 185,610	$ 160,030	$ 25,580	16.0 %
Total other income (expense), net	$ 2,218	$ 682	$ 1,536	N/M
Income before income tax expense	$ 187,828	$ 160,712	$ 27,116	16.9 %
Gross margin percentage	16.0 %	15.8 %		

The Financial Services practice group revenue in 2023 grew by 14.9% to $1,160.7 million from $1,010.1 million in 2022. Same-unit revenue grew by $76.8 million, or 7.6%, across all service lines, primarily driven by a $52.6 million increase from those units that provide traditional accounting and tax-related services, a $16.1 million increase from those units that provide project-oriented advisory services, and an $8.1 million increase in government healthcare compliance business. The impact of the acquired businesses, net of divestitures, contributed $73.8 million or 6.4%, of 2023 revenue. We provide a range of services to affiliated CPA firms under ASAs. Fees earned under the ASAs are recorded as revenue in the accompanying Consolidated Statements of Comprehensive Income and were $259.6 million and $235.4 million in 2023 and 2022, respectively.

Operating expenses increased by $125.0 million in 2023 as compared to 2022, primarily as a result of $102.2 million, or 14.6%, in higher personnel costs, of which acquisitions contributed approximately $49.5 million to the increase primarily driven by the Somerset acquisition in 2023 and the wrap around effect of the Stinnett acquisition in 2022. Compared to the same period in 2022, corporate allocated costs, travel and entertainment costs, depreciation and amortization costs, technology costs, direct costs, facility costs, and marketing costs increased by $6.2 million, $5.6 million, $3.4 million, $3.1 million, $2.3 million, $1.8 million, and $1.0 million, respectively, to support business growth. In addition, bad debt expense increased by $0.6 million. The increase was partially offset by $0.8 million lower recruiting and other employee costs as well as $0.2 million lower other discretionary costs. Operating expense as a percentage of revenue remained relatively unchanged at 84.0% in 2023 and 84.2% in 2022.

Benefits and Insurance Services

			Year Ended December 31,					
		2023		2022		$ Change		% Change
		(Amounts in thousands, except percentages)						
Revenue								
Same-unit	$	381,200	$	358,007	$	23,193		6.5 %
Acquired businesses		1,405		—		1,405		
Total revenue		382,605		358,007		24,598		6.9 %
Operating expenses		310,510		290,387		20,123		6.9 %
Gross margin / Operating income	$	72,095	$	67,620	$	4,475		6.6 %
Total other income, net	$	2,058	$	2,386	$	(328)		(13.7)%
Income before income tax expenses	$	74,153	$	70,006	$	4,147		5.9 %
Gross margin percentage		18.8 %		18.9 %				

The Benefits and Insurance Services practice group revenue in 2023 grew by 6.9% to $382.6 million from $358.0 million in 2022. Same-unit revenue increased by $23.2 million, or 6.5%, in 2023 when compared to the same period in 2022. The increase was across all service lines, particularly driven by an $11.1 million increase in employee benefit and retirement benefit services lines, $6.6 million increase in property and casualty services, $4.4 million in payroll related services, as well as a $1.1 million increase in other project-based services.

Operating expenses increased by $20.1 million in 2023 as compared to 2022, primarily driven by $16.5 million, or 7.3%, higher personnel costs, attributable primarily to the amount of annual merit increases, bonus accruals, and investment in new sales producers. Compared to 2022, corporate allocated costs, travel and entertainment costs, technology costs, marketing costs, and direct costs increased by $2.2 million, $1.3 million, $0.5 million, $0.4 million, and $0.3 million, respectively. The increase in operating costs was offset by $1.0 million lower depreciation and amortization costs, $0.6 million lower facility costs, and $0.2 million lower bad debt expense. In addition, other miscellaneous discretionary costs increased by approximately $0.6 million, primarily driven by higher recruiting and other employee costs to support business growth. Operating expense as a percentage of revenue remained relatively unchanged at 81.2% in 2023 and 81.1% in 2022.

National Practices

			Year Ended December 31,					
		2023		2022		$ Change		% Change
		(Amounts in thousands, except percentages)						
Revenue								
Same-unit	$	47,903	$	43,904	$	3,999		9.1 %
Operating expenses		43,060		39,201		3,859		9.8 %
Gross margin / Operating income	$	4,843	$	4,703	$	140		3.0 %
Total other income, net	$	1	$	10	$	(9)		(90.0)%
Income before income tax expenses	$	4,844	$	4,713	$	131		2.8 %
Gross margin percentage		10.1 %		10.7 %				

Revenue growth in this practice group was primarily driven by our cost-plus contract with a single client, which has existed since 1999. The cost-plus contract is a five-year contract with the most recent renewal through

December 31, 2028. Revenues from this single client accounted for approximately 75% of the National Practice group's revenue. Operating expenses have increased mainly due to increases in salaries and benefits costs.

Corporate and Other

Corporate and Other are operating expenses that are not directly allocated to the individual business units. These expenses primarily consist of certain health care costs, gains or losses attributable to assets held in our non-qualified deferred compensation plan, stock-based compensation, consolidation and integration charges, certain professional fees, certain advertising costs and other various expenses.

| | Year Ended December 31, | | | |
	2023	2022	$ Change	% Change
	(Amounts in thousands, except percentages)			
Operating expenses	$ 39,344	$ 8,986	$ 30,358	N/M
Corporate general and administrative expenses	57,965	55,023	$ 2,942	5.3 %
Operating loss	$ (97,309)	$ (64,009)	$ (33,300)	52.0 %
Total other expense, net	(3,213)	(29,947)	$ 26,734	N/M
Loss before income taxes	$ (100,522)	$ (93,956)	$ (6,566)	7.0 %

Total operating expenses increased by $30.4 million in 2023 as compared to 2022. The non-qualified deferred compensation plan increased operating expenses by $17.2 million in 2023, but decreased operating expenses by $17.3 million in 2022. Excluding the non-qualified deferred compensation expenses, operating expense decreased by approximately $4.1 million, primarily driven by $1.6 million lower personnel costs and $8.3 million higher allocation costs to other operating units. The decrease in operating costs was offset by $2.2 million higher facility costs, $1.3 million higher technology costs, $1.0 million higher depreciation costs, $0.5 million higher professional fees, as well as $0.8 million higher other miscellaneous discretionary costs to support business growth.

Total G&A expenses increased by $2.9 million, or 5.3%, in 2023, as compared to 2022. The non-qualified deferred compensation plan increased G&A expenses by $2.3 million in 2023, but decreased G&A expenses by $2.4 million in 2022. Excluding the impact of the non-qualified deferred compensation plan, G&A expenses decreased by $1.7 million in 2023 as compared to the prior year, attributable to $2.4 million lower personnel costs, offset by $0.7 million higher legal and other professional related costs as compared to 2022. Personnel costs in 2022 included approximately $3.9 million cumulative adjustments to certain performance-based compensation programs, which did not recur in 2023. In addition, G&A expenses for the year ended December 31, 2023 included a $1.9 million nonrecurring transaction and integration costs related to the Somerset acquisition. G&A expenses for the year ended December 31, 2022 included a $1.3 million non-recurring transaction and integration costs related to the Marks Paneth acquisition.

Total other expense, net decreased by $26.7 million to $3.2 million from $29.9 million in 2022. Total other expense, net includes a net gain of $19.5 million and a net loss of $19.6 million associated with the non-qualified deferred compensation plan in 2023 and 2022, respectively. Excluding the impact of the non-qualified deferred compensation plan, total other expense, net would have been $22.7 million in 2023 and $10.3 million in 2022, a net increase in expense of approximately $12.4 million. The increase was driven by $12.1 million higher interest expense due to higher average debt balance as well as higher weighted average effective interest rate experienced in 2023 as compared to 2022, and $0.3 million higher other miscellaneous expenses.

LIQUIDITY AND CAPITAL RESOURCES

The following table is derived from our Consolidated Statements of Cash Flows (in thousands):

| | Year Ended December 31, | |
	2023	2022
Net cash provided by operating activities	$ 153,507	$ 126,132
Net cash used in investing activities	(79,393)	(99,118)
Net cash used in financing activities	(77,111)	(17,343)

We generate strong cash flows from operations and have access to a $600.0 million credit facility, which enables us to fund investments and operating projects that are designed to optimize stockholder return. Cash flows from operations and available capital resources allow us to make strategic acquisitions, repurchase shares of our common stock when accretive to stockholders, meet working capital needs, and service our debt. Generally, we maintain low levels of cash and apply any available cash to pay down our outstanding debt balance. Due to the seasonal nature of the Financial Services practice group's accounting and tax services in the first four months of the fiscal year, we historically generate much of our cash flows during the last three quarters of the fiscal year.

Our working capital management primarily relates to trade accounts receivable, accounts payable, incentive-based compensation and other assets, which consists of other receivables and prepaid assets typically related to activities in the normal course of our business operations. At any specific point in time, working capital is subject to many variables, including seasonality and the timing of cash receipts and payments, most notably in the timing of insurance premiums to the carriers within our Benefits and Insurance practice group. We have restricted cash on deposit from clients in connection with the pass-through of insurance premiums to the carrier with the related liability for these funds recorded in "Accounts payable" in the accompanying Consolidated Balance Sheets.

Accounts receivable balances increase in response to the increase in revenue generated by the Financial Services practice group during the first four months of the year. A significant amount of this revenue is billed and collected in subsequent quarters. Days sales outstanding ("DSO") represent accounts receivable and unbilled revenue (net of realization adjustments) at the end of the period, divided by trailing twelve months' daily revenue. DSO was 78 days as of December 31, 2023 and 74 days as of December 31, 2022. We provide DSO data because such data is commonly used as a performance measure by analysts and investors and as a measure of our ability to collect on receivables in a timely manner.

Cash Provided by Operating Activities

2023 compared to 2022 - Cash provided by operating activities was $153.5 million during 2023, consisting of net income of $121.0 million and certain non-cash items, such as depreciation and amortization expense of $36.3 million, share-based compensation expense of $12.3 million, deferred income tax of $11.3 million, bad debt expense of $1.6 million, and adjustment to the fair value of contingent purchase consideration of $2.7 million, offset by $29.0 million use of cash from working capital management.

Cash provided by operating activities was $126.1 million during 2022, consisting of net income of $105.4 million and certain non-cash items, such as depreciation and amortization expense of $32.9 million, share-based compensation expense of $14.7 million, deferred income tax of $13.9 million, bad debt expense of $1.2 million, adjustment to the fair value of contingent purchase consideration of $2.4 million, as well as $42.0 million of cash generated from working capital management.

Investing Activities

The majority of our investing activities relate to acquisitions, capital expenditures and net activity related to funds held for clients. Refer to Note 1, Basis of Presentation and Significant Accounting Policies, and Note 18, Business Combinations, to the accompanying consolidated financial statements for further discussion on our acquisitions and a further description of funds held for clients and client fund obligations.

2023 - Net cash used in investing activities in 2023 consisted primarily of $53.1 million cash paid for business acquisitions, $23.1 million in capital expenditures, and $10.3 million payments of working capital adjustments related to previously completed acquisitions, partially offset by $4.3 million net proceeds received from the sale of client funds investments, and $3.0 million proceeds received from the sale of certain assets.

2022 - Net cash used in investing activities in 2022 consisted of $79.1 million related to business acquisitions, $8.6 million in capital expenditures, $7.4 million net purchase of client funds, and $7.0 million payments of working capital adjustments related to previously completed acquisitions, offset by $3.0 million proceeds received from the sale of a book of business in the Benefit and Insurance practice group.

Financing Activities

The majority of our financing activities relate to our 2022 credit facility, share repurchases, net client fund obligation activity, as well as contingent consideration payments for prior acquisitions. Refer to Note 9, Debt and Financing

Arrangements, and Note 13, Common Stock, to the accompanying consolidated financial statements for further discussion on our 2022 credit facility and Share Repurchase Program.

2023 - Net cash used in financing activities in 2023 consisted of $73.8 million of share repurchases, $45.2 million of contingent consideration payments for prior acquisitions, and a net decrease of $13.6 million in client fund obligations, partially offset by $8.8 million in proceeds from the exercise of stock options and $46.7 million net proceeds from borrowings under our 2022 credit facility.

2022 - Net cash used in financing activities in 2022 consisted of $129.8 million of share repurchases, $21.2 million of contingent consideration payments for prior acquisitions and $2.1 million paid as deferred financing costs related to the 2022 credit facility, partially offset by a net increase of $15.4 million in client fund obligations, $10.0 million in proceeds from the exercise of stock options and $110.4 million net proceeds from borrowings under our 2022 credit facility.

CAPITAL RESOURCES

The following table presents our capital structure (in thousands):

	December 31,		
	2023		**2022**
Bank debt	$	312,400	$ 265,700
Stockholders' equity		791,618	713,452
Total capital	$	1,104,018	$ 979,152

Credit Facility - Our primary financing arrangement is the $600.0 million unsecured credit facility, by and among CBIZ Operations, Inc., CBIZ, Inc. and Bank of America, N.A., as administrative agent and bank, and other participating banks, which provides us with the capital necessary to meet our working capital needs as well as the flexibility to continue with our strategic initiatives, including business acquisitions and share repurchases, and matures in 2027. At December 31, 2023, we had $312.4 million outstanding under the credit facility, as well as letters of credit and license bonds totaling $5.8 million. Available funds under the credit facility, based on the terms of the commitment, were approximately $272.0 million at December 31, 2023. The weighted average interest rate under the credit facility was 5.23% in 2023 and 2.67% in 2022. The credit facility allows for the allocation of funds for future strategic initiatives, including acquisitions and the repurchase of our common stock, subject to the terms and conditions of the credit facility.

Debt Covenant Compliance - We are required to meet certain financial covenants with respect to (i) total leverage ratio and (ii) interest coverage ratio. We were in compliance with our covenants as of December 31, 2023. Our ability to service our debt and to fund future strategic initiatives will depend upon our ability to generate cash in the future. For further discussion regarding the 2022 credit facility, refer to Note 9, Debt and Financing Arrangements, to the accompanying consolidated financial statements.

Use of Capital - Our first priority for the use of capital is to make strategic acquisitions. We completed five business acquisitions in 2023. Refer to Note 18, Business Combinations, to the accompanying consolidated financial statements for further discussion on acquisitions. We also have the financing flexibility and the capacity to actively repurchase shares of our common stock in the open market. We believe that repurchasing shares of our common stock is a prudent use of our financial resources, and that investing in our stock is an attractive use of capital and an efficient means to provide value to our stockholders. We repurchased 1.3 million shares of our common stock in the open market at a total cost of approximately $65.1 million in 2023 and 2.8 million shares at a total cost of approximately $122.8 million in 2022. Refer to Note 13, Common Stock, to the accompanying consolidated financial statements for further discussion on the Share Repurchase Program.

Cash Requirements - Cash requirements for 2024 and beyond will generally include acquisitions, interest payments on debt, seasonal working capital requirements, contingent earnout payments for previous acquisitions, share repurchases, income tax payments, and capital expenditures. We believe that cash provided by operations, as well as available funds under the 2022 credit facility will be sufficient to meet cash requirements for the next 12 months and beyond.

OBLIGATIONS AND COMMITMENTS

Off-Balance Sheet Arrangements - We maintain ASAs with independent CPA firms (as described more fully under "Business - Financial Services" and in Note 1, Basis of Presentation and Significant Accounting Policies, to the accompanying consolidated financial statements), which qualify as variable interest entities. The accompanying consolidated financial statements do not reflect the operations or accounts of variable interest entities as the impact is not material to the consolidated financial condition, results of operations, or cash flows of CBIZ.

We provide letters of credit for insurance needs as well as to landlords (lessors) of our leased premises in lieu of cash security deposits. Letters of credit totaled $3.5 million and $5.0 million at December 31, 2023 and 2022, respectively. In addition, we provide license bonds to various state agencies to meet certain licensing requirements. The amount of license bonds outstanding was $2.3 million at December 31, 2023 and 2022.

We have various agreements under which we may be obligated to indemnify the other party with respect to certain matters. Generally, these indemnification clauses are included in contracts arising in the normal course of business under which we customarily agree to hold the other party harmless against losses arising from a breach of representations, warranties, covenants or agreements, related to matters such as title to assets sold and certain tax matters. Payment by us under such indemnification clauses are generally conditioned upon the other party making a claim. Such claims are typically subject to challenge by us and to dispute resolution procedures specified in the particular contract. Further, our obligations under these agreements may be limited in terms of time and/or amount and, in some instances, we may have recourse against third parties for certain payments made by us. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of our obligations and the unique facts of each particular agreement. Historically, we have not made any payments under these agreements that have been material individually or in the aggregate. As of December 31, 2023, we were not aware of any obligations arising under indemnification agreements that would require material payments.

Interest Rate Risk Management - We do not purchase or hold any derivative instruments for trading or speculative purposes. We utilize interest rate swaps to manage interest rate risk exposure associated with our floating-rate debt under the credit facility. Under these interest rate swap contracts, we receive cash flows from counterparties at variable rates based on the Secured Overnight Financing Rate ("SOFR") and pay the counterparties a fixed rate. To mitigate counterparty credit risk, we only enter into contracts with selected major financial institutions with investment grade ratings and continually assess their creditworthiness. There are no credit risk-related contingent features in our interest rate swaps nor do the swaps contain provisions under which we would be required to post collateral.

As of December 31, 2023, the notional value of all of our interest rate swaps was $150.0 million, with maturity dates ranging from April, 2025 to October, 2028. For further details on our interest rate swaps, refer to Note 6, Financial Instruments, to the accompanying consolidated financial statements.

In connection with payroll services provided to clients, we collect funds from our clients' accounts in advance of paying these client obligations. These funds held for clients are segregated and invested in accordance with our investment policy, which requires that all investments carry an investment grade rating at the time of initial investment. The interest income on these investments mitigates the interest rate risk for the borrowing costs of the 2022 credit facility, as the rates on both the investments and the outstanding borrowings against the credit facility are based on market conditions. Refer to Note 6, Financial Instruments, and Note 9, Debt and Financing Arrangements, to the accompanying consolidated financial statements for further discussion regarding investments and our debt and financing arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements in accordance with GAAP is based on the selection and application of accounting policies that require us to make significant estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, we have made our best estimates and judgments of certain amounts included in the consolidated financial statements, giving due consideration to materiality. We consider the accounting policies discussed below to be critical to the understanding of our consolidated financial statements. Actual results could differ from our estimates and assumptions, and any such difference could be material to our consolidated financial statements. Significant accounting policies, including Revenue Recognition, are described more fully in Note 1, Basis of Presentation and Significant Accounting Policies, to the accompanying consolidated financial statements.

Accounts Receivable and Notes Receivable - We determine the net amount expected to be collected on our accounts receivable, both billed and unbilled, and notes receivable, based on a combination of factors, including but not limited to our historical incurred loss experience, credit-worthiness of our clients, the age of the receivable balance, current economic conditions that may affect a client's ability to pay, and current and projected economic trends and conditions at the balance sheet date. Significant management judgments and estimates must be made and used in connection with establishing the allowance for doubtful accounts for each accounting period. Material differences may result if facts and circumstances change in relation to the original estimation.

Business Combinations - We recognize and measure identifiable assets acquired and liabilities assumed as of the acquisition date at fair value. Fair value measurements require extensive use of estimates and assumptions, including estimates of future cash flows to be generated by the acquired assets. In addition, we recognize and measure contingent consideration at fair value as of the acquisition date using a probability-weighted discounted cash flow model. The fair value of contingent consideration obligations that are classified as liabilities are reassessed each reporting period. Any change in the fair value estimate is recorded in the earnings of that period.

Goodwill and Other Intangible Assets - Goodwill represents the difference between the purchase price of the acquired business and the related fair value of the net assets acquired. A significant portion of our assets in the accompanying Consolidated Balance Sheets is goodwill. At December 31, 2023, the carrying value of goodwill totaled $865.2 million, compared to total assets of $2.0 billion and total stockholders' equity of $791.6 million. Intangible assets consist of identifiable intangibles other than goodwill. Identifiable intangible assets other than goodwill include client lists and non-compete agreements, which require significant judgments in determining the fair value. We carry client lists and non-compete agreements at cost, less accumulated amortization, in the accompanying Consolidated Balance Sheets.

Goodwill is not amortized, but rather is tested for impairment annually during the fourth quarter. In addition to our annual goodwill test, on a periodic basis, we are required to consider whether it is more likely than not (defined as a likelihood of more than 50%) that the fair value has fallen below its carrying value, thus requiring us to perform an interim goodwill impairment test. Intangible assets with definite lives, such as client lists and non-compete agreements, are amortized using the straight-line method over their estimated useful lives (generally ranging from two to fifteen years). We review these assets for impairment whenever events or changes in circumstances indicate an asset's carrying value may not be recoverable. Recoverability is assessed based on a comparison of the undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis or market comparable method.

The goodwill impairment test is performed at a reporting unit level. A reporting unit is an operating segment of a business or one level below an operating segment. At December 31, 2023, we had five reporting units. We may use either a qualitative or quantitative approach when testing a reporting unit's goodwill for impairment. Under the qualitative assessment, we are not required to calculate the fair value of a reporting unit unless we determine that it is more likely than not that its fair value is less than its carrying amount. If under the quantitative assessment the fair value of a reporting unit is less than its carrying amount, then the amount of the impairment loss, if any, must be measured. Any such impairment charge would reduce earnings and could be material.

After considering changes to assumptions used in our most recent quantitative testing for each reporting unit, including the capital market environment, economic and market conditions, industry competition and trends, our weighted average cost of capital, changes in management and key personnel, the price of our common stock, changes in our results of operations, the magnitude of the excess of fair value over the carrying amount of each reporting unit as determined in our most recent quantitative testing, and other factors, we concluded that it was more likely than not that the fair values of each of our reporting units were more than their respective carrying values and, therefore, did not perform a quantitative impairment analysis. For further information regarding our goodwill balances, refer to Note 5, Goodwill and Other Intangible Assets, net, to the accompanying consolidated financial statements.

Loss Contingencies - Loss contingencies, including litigation claims, are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis that often depends on judgment about potential actions by third parties. Refer to Note 11, Commitments and Contingencies, to the accompanying consolidated financial statements for further information.

Other Significant Policies - Other significant accounting policies, not involving the same level of management judgment and uncertainty as those discussed above, are also critical in understanding the consolidated financial statements. Those policies are described in Note 1, Basis of Presentation and Significant Accounting Policies, to the accompanying consolidated financial statements.

Recent Accounting Pronouncements - Refer to Note 1, Basis of Presentation and Significant Accounting Policies, to the accompanying consolidated financial statements for a description of recent accounting pronouncements, which is incorporated herein by reference.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We do not purchase or hold any derivative instruments for trading or speculative purposes. We utilize interest rate swaps to manage interest rate risk exposure associated with our floating-rate debt under the credit facility. Under these interest rate swap contracts, we receive cash flows from counterparties at variable rates based on SOFR and pay the counterparties a fixed rate. To mitigate counterparty credit risk, we only enter into contracts with selected major financial institutions with investment grade ratings and continually assess their creditworthiness. There are no credit risk-related contingent features in our interest rate swaps nor do the swaps contain provisions under which we would be required to post collateral.

As of December 31, 2023 we have the following interest rate swaps outstanding (in thousands):

| | December 31, 2023 | | |
	Notional Amount	Fixed Rate	Expiration
Interest rate swap	$ 50,000	0.834 %	4/14/2025
Interest rate swap	$ 30,000	1.186 %	12/14/2026
Interest rate swap	$ 20,000	2.450 %	8/14/2027
Interest rate swap	$ 25,000	3.669 %	4/14/2028
Interest rate swap	$ 25,000	4.488 %	10/14/2028

Refer to Note 6, Financial Instruments, to the accompanying consolidated financial statements for further discussion regarding interest rate swaps.

Interest rate risk results when the maturity or repricing intervals of interest-earning assets and interest-bearing liabilities are different. A change in the Federal Funds Rate, or the reference rate set by Bank of America, N.A., would affect the rate at which we could borrow funds under the 2022 credit facility. Our balance outstanding under the 2022 credit facility at December 31, 2023 was $312.4 million, of which $162.4 million is subject to rate risk. If market rates were to increase or decrease 100 basis points from the levels at December 31, 2023, interest expense would increase or decrease approximately $1.6 million annually.

In connection with our payroll business, funds held for clients are segregated and invested in short-term investments, such as corporate and municipal bonds. In accordance with our investment policy, all investments carry an investment grade rating at the time of the initial investment. At each respective balance sheet date, these investments are adjusted to fair value with fair value adjustments being recorded to other comprehensive income or loss for the respective period. Refer to Notes 6, Financial Instruments, and Note 7, Fair Value Measurements, to the accompanying consolidated financial statements for further discussion regarding these investments and the related fair value assessments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Financial Statements, together with the notes thereto and the report of KPMG LLP dated February 23, 2024 thereon, and the Supplementary Data required hereunder, are included in this Annual Report as set forth in Item 15(a) hereof and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures - Management has evaluated the effectiveness of our disclosure controls and procedures ("Disclosure Controls") as of the end of the period covered by this report. This evaluation ("Controls Evaluation") was done with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Disclosure Controls are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure Controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Limitations on the Effectiveness of Controls - Management, including the Company's CEO and CFO, does not expect that its Disclosure Controls or its internal control over financial reporting ("Internal Controls") will prevent all errors and all fraud. Although our Disclosure Controls are designed to provide reasonable assurance of achieving their objective, a control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of a control system are met. Further, any control system reflects limitations on resources, and the benefits of a control system must be considered relative to its costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of a control. A design of a control system is also based upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Conclusions - Based upon the Controls Evaluation, our CEO and CFO have concluded that as of the end of the period covered by this report, our Disclosure Controls are effective at the reasonable assurance level described above. There were no changes in our Internal Controls that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our Internal Controls.

Management's Report on Internal Control Over Financial Reporting - Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision of management, including our CEO and CFO, we conducted an evaluation of our internal control over financial reporting based on the framework provided in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Management has excluded from the scope of its assessment of the effectiveness of internal control over financial reporting as of December 31, 2023 the operations and related assets of the following acquisitions completed In 2023:

Acquisitions	Date of Acquisition
Danenhauer and Danenhauer, Inc.	January 1, 2023
Somerset CPAs and Advisors	February 1, 2023
Pivot Point Security	June 1, 2023
Ickovic and Co. PC	June 1, 2023
American Pension Advisors, Ltd.	July 1, 2023

The aggregated total assets and revenue from the above acquisitions were $46.3 million and $64.9 million, respectively, which represent approximately 2.3% and 4.1% of our respective consolidated total assets and total revenue as of and for the year ended December 31, 2023, respectively.

Our independent auditor, KPMG LLP, an independent registered public accounting firm, has issued an audit report on the effectiveness of our internal control over financial reporting which appears in Item 8 of this Annual Report.

ITEM 9B. OTHER INFORMATION.

During the quarter period ended December 31, 2023, none of the Company's directors or officers adopted or terminated a "Rule 10B5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement", as each term is defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information with respect to this item not included below is incorporated by reference from our Definitive Proxy Statement for the 2024 Annual Stockholders' Meeting to be filed with the SEC no later than 120 days after the end of CBIZ's fiscal year.

We have adopted a Code of Professional Conduct and Ethics Guide that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Code of Professional Conduct and Ethics Guide is available on the investor information page of our website, located at _https://www.cbiz.com_, and in print to any stockholder who requests them. Any waiver or amendment to the code will be posted on our website.

Information about our Executive Officers, Directors and Key Employees - The following table sets forth certain information regarding the directors, executive officers and certain key employees of CBIZ. Each executive officer and director of CBIZ named in the following table has been elected to serve until his/her successor is duly appointed or elected or until his/her earlier removal or resignation from office. No arrangement or understanding exists between any executive officer of CBIZ and any other person pursuant to which he or she was selected as an officer.

Name	Age	Position(s)
Executive Officers and Directors:		
Rick L. Burdick [2][3]	72	Chairman
Jerome P. Grisko, Jr.	62	President & Chief Executive Officer, Director
Michael H. DeGroote [2]	63	Director
Gina D. France [1][2]	65	Director
Todd J. Slotkin [1][3]	70	Director
A. Haag Sherman [1]	58	Director
Richard T. Marabito [1]	60	Director
Benaree Pratt Wiley [2][3]	77	Director
Rodney A. Young	68	Director
Ware H. Grove	73	Senior Vice President and Chief Financial Officer
Chris Spurio	58	President, Financial Services
Michael P. Kouzelos	55	President, Benefits and Insurance Services
Other Key Employees:		
Jaileah X. Huddleston	46	Senior Vice President, Chief Legal Officer and Corporate Secretary
John A. Fleischer	62	Senior Vice President and Chief Information Officer
Elizabeth A. Newman	46	Senior Vice President, Chief Administrative Officer and Chief Human Resources Officer

(1)   Member of Audit Committee

(2)   Member of Nominating & Governance Committee

(3)   Member of Compensation & Human Capital Committee

Rick L. Burdick has served as a Director of CBIZ since October 1997, when he was elected as an independent director. On August 11, 2022, Mr. Burdick was appointed by the Board as its independent Chairman of the Board. Previously, in May 2007, Mr. Burdick was elected by the Board as its Lead Director, a non-officer position, and in October 2002, he was elected by the Board as Vice Chairman, a non-officer position. Mr. Burdick was a Partner at the law firm of Akin Gump Strauss Hauer & Feld LLP, and was a Partner in the firm from 1988 until his retirement in 2019. Mr. Burdick serves a non-executive Chairman on the Board of Directors of AutoNation, Inc.

Jerome P. Grisko, Jr. was appointed to the CBIZ Board in November, 2015. Mr. Grisko was appointed Chief Executive Officer in March 2016, and has served as President since February 2000. He was also Chief Operating Officer from February 2000 until his appointment as Chief Executive Officer. Mr. Grisko joined CBIZ as Vice President, Mergers & Acquisitions in September 1998 and was promoted to Senior Vice President, Mergers & Acquisitions and Legal Affairs in December of 1998. Prior to joining CBIZ, Mr. Grisko was associated with the law firm of Baker & Hostetler LLP, where he practiced from September 1987 until September 1998, serving as a partner of such firm from January 1995 to September 1998. While at Baker & Hostetler, Mr. Grisko concentrated his practice in the area of mergers and acquisitions and general corporate law.

Michael H. DeGroote, son of CBIZ founder Michael G. DeGroote, was appointed a Director of CBIZ in November 2006. Mr. DeGroote currently serves as President of Westbury International, a full-service real estate development company, specializing in commercial/industrial land, residential development and property management. Prior to joining Westbury, Mr. DeGroote was Vice President of MGD Holdings and previously held a management position with Cooper Corporation, and previously served on the Board of Directors of Progressive Waste Solutions Ltd. He served on the Board of Governors of McMaster University in Hamilton, Ontario.

Gina D. France was appointed to the CBIZ Board in February, 2015. Ms. France founded France Strategic Partners, LLC, a strategy and transaction advisory firm, and has served as its President and Chief Executive Officer since 2003. Ms. France has over 40 years of experience in strategy, investment banking and corporate finance. Prior to founding France Strategic Partners, Ms. France was a Managing Director with Ernst & Young, LLP and directed the Firm's Center for Strategic Transactions. Prior to her work with Ernst & Young, Ms. France was a Senior Vice President with Lehman Brothers, Inc. Ms. France serves on the boards of Huntington Bancshares, Inc. and the BNY

Mellon Family of Funds. Ms. France has previously served on the boards of FirstMerit Corporation, Dawn Food Products, Inc., Mack Industries, and Cedar Fair, L.P..

Todd J. Slotkin has served as a Director of CBIZ since September 2003, when he was elected as an independent director. Mr. Slotkin was President & COO of KMP Music LLC, a music publishing firm from 2000 to 2023. He was also a Senior Advisor at Alvarez & Marsal from 2020 to 2021, and between 2014 and 2020 he served as the Global Business Head of Alvarez & Marsal's Asset Management Services. Mr. Slotkin is also an independent director of the Apollo Closed End Fund Complex (Apollo Floating Rate Fund, Apollo Tactical Income Fund). In 2011, Mr. Slotkin was appointed the Managing Partner of Newton Pointe LLC, an advisory firm, a position he also held during the period of 2007 to 2008. Mr. Slotkin served on the Board of Martha Stewart Living Omnimedia from 2008 to 2012, and was head of its Audit Committee and Special Committee. Between 2008 and 2010, Mr. Slotkin was a Senior Managing Director of Irving Place Capital. From 2006 to 2007 Mr. Slotkin served as a Managing Director of Natixis Capital Markets. From 1992 to 2006, Mr. Slotkin served as a SVP (1992-1998) and EVP and Chief Financial Officer (1998-2006) of MacAndrews & Forbes Holdings Inc. Additionally, he was the Executive Vice President and Chief Financial Officer of publicly owned M&F Worldwide (1998-2006). Prior to 1992, Mr. Slotkin spent 17 years with Citigroup, ultimately serving as Senior Managing Director and Senior Credit Officer. He was the Global Head of Citigroup's Leveraged Capital Group. Mr. Slotkin is a co-founder of the Food Allergy Research & Education, Inc., formerly known as the Food Allergy Initiative.

A. Haag Sherman has served as a Director of CBIZ since August 2020, when he was elected as an independent director. Mr. Sherman has served as the Chief Executive Officer and a director of Tectonic Financial, Inc. (and its predecessor), a banking and financial holding company with a preferred stock quoted on Nasdaq Global Markets, since February 2015. Prior thereto, Mr. Sherman co-founded Salient Partners, LP, a Houston-based investment firm, in 2002 and served in various executive positions, including Chief Executive Officer and Chief Investment Officer, through October 2011. In addition, he previously served as an executive officer and partner of The Redstone Companies from 1998 to 2002 where he, among other things, managed a private equity portfolio. Mr. Sherman has served as a director of Hilltop Holdings, Inc. since its acquisition of PlainsCapital Corporation in November 2012. He previously served as a director of PlainsCapital from September 2009 to November 2012. Mr. Sherman has served as an adjunct professor of law at The University of Texas School of Law. Mr. Sherman previously practiced corporate law at Akin Gump Strauss Hauer & Feld LLP from 1992 to 1996 and was an auditor at Price Waterhouse, a public accounting firm, from 1988 to 1989. Mr. Sherman is an attorney and certified public accountant.

Richard T. Marabito has served as a Director of CBIZ since August 2021, when he was appointed as an independent director. Mr. Marabito is Chief Executive Officer of Olympic Steel, a national metals service center headquartered in Cleveland, Ohio that focuses on the direct sale of processed carbon, coated and stainless flat-rolled sheet, coil and plate steel, aluminum, tin plate, and metal-intensive branded products. Mr. Marabito became CEO in 2019 after serving as the Chief Financial Officer. He joined the company in 1994 as Corporate Controller. He is also a director and the past Chairman of the Metal Services Center Institute (MSCI) and has also served on the Board of Trustees for the University of Mount Union since 2021. He served on the Board of Directors and as Audit Committee Chairman for Hawk Corporation from 2008 until the company's sale in November 2010. Mr. Marabito has served on numerous non-profit boards over the course of his career including as a Trustee of Hawken School and Chair of the Northeast Ohio Regional Board for the Make-A-Wish Foundation.

Benaree Pratt Wiley has served as a Director of CBIZ since May 2008, when she was elected as an independent director. Ms. Wiley is a Principal of The Wiley Group, a firm specializing in personnel strategy, talent management, and leadership development primarily for global insurance and consulting firms. Ms. Wiley served as the President and Chief Executive Officer of The Partnership, Inc., a talent management organization for multicultural professionals in the greater Boston region for fifteen years before retiring in 2005. Ms. Wiley is currently a director on the boards of the BNY Mellon Family of Funds and Blue Cross and Blue Shield of Massachusetts. Her civic activities include serving on the boards of the Efficacy Institute, Howard University, Dress for Success Boston, Partners Continuing Care and Spaulding Hospital.

Rodney A. Young has served as a Director since February 2023, when he was appointed as an independent director. Mr. Young is the Chief Executive Officer of Delta Dental of Minnesota, one of the nation's largest oral health insurance companies. Mr. Young has held this role since 2012. Prior to joining Delta Dental of Minnesota, Mr. Young was the Chief Executive Officer and President of Angeion Corporation (now MGC Diagnostics Corporation), a public medical technology cardio-pulmonary diagnostic and consumer health management company. Mr. Young also previously held the Chair for the Board of Directors, Director, Chief Executive Officer and President roles for LecTec Corporation, a public disposable medical products and over-the-counter pharmaceuticals company. Mr. Young currently serves as a Board Director and the Diversity, Equity and Inclusion Committee Chair of the Minnesota Business Partnership. Mr. Young received The Sanneh Foundation's Business Honoree Award in 2019 in recognition of his business leadership and community impact.

Ware H. Grove has served as Senior Vice President and Chief Financial Officer of CBIZ since December 2000. Before joining CBIZ, Mr. Grove served as Senior Vice President and Chief Financial Officer of Bridgestreet Accommodations, Inc., which he joined in early 2000 to restructure financing, develop strategic operating alternatives, and assist with merger negotiations. Prior to joining Bridgestreet, Mr. Grove served for three years as Vice President and Chief Financial Officer of LESCO, Inc. Since beginning his career in corporate finance in 1972, Mr. Grove has held various financial positions with large companies representing a variety of industries, including Revco D.S., Inc., Computerland/Vanstar, Manville Corporation, The Upjohn Company, and First of America Bank. Mr. Grove served on the Board of Directors for Applica, Inc. (NYSE: APN) from September 2004 through January 2007, at which time the company was sold to a private equity firm.

Chris Spurio was appointed Senior Vice President of CBIZ and President of CBIZ's Financial Services practice group, effective January 1, 2014. Mr. Spurio joined CBIZ in January 1998 and served as Corporate Controller until July 1999. He then served as Vice President of Finance from July 1999 until September 2008. Mr. Spurio served as Executive Managing Director of the Financial Services Group's Midwest Region from September 2008 through March 2010, and as the Group's Chief Operating Officer from March 2010 through December 2013. Mr. Spurio was associated with KPMG LLP, an international accounting firm, from July 1988 to January 1998. Mr. Spurio is a CPA, CGMA and a member of the American Institute of Certified Public Accountants and the Ohio Society of Certified Public Accountants.

Michael P. Kouzelos joined CBIZ in June 1998 and has held several positions in the Company. He was appointed President of the Benefits & Insurance practice group in May 2015, and was appointed Senior Vice President of Strategic Initiatives in September 2005. Mr. Kouzelos also served as the Chief Operating Officer of the Benefits & Insurance division between April 2007 and May 2015, as Vice President of Strategic Initiatives from April 2001 through August 2005, as Vice President of Shared Services from August 2000 to March 2001, and as Director of Business Integration from June 1998 to July 2000. Mr. Kouzelos was associated with KPMG LLP, an international accounting firm, from 1990 to September 1996 and received his Master of Business Administration degree from The Ohio State University in May of 1998.

Other Key Employees:

Jaileah X. Huddleston joined CBIZ in December 2023 as Senior Vice President, Chief Legal Officer and Corporate Secretary. Prior to joining CBIZ, Ms. Huddleston held various legal roles of increasing responsibility at Brown-Forman Corporation, a leading global spirits company based in Louisville, Kentucky, including Vice President – Associate General Counsel, Regional, Securities and Governance and Corporate Secretary from October 2022 to November 2023; Vice President, Associate General Counsel and Corporate Secretary from September 2020 to October 2022; Vice President, Assistant General Counsel and Assistant Secretary from March 2019 to September 2020; and Managing Attorney and Assistant Secretary from July 2018 to March 2019. Prior to joining Brown-Forman Corporation, Ms. Huddleston served as Assistant Secretary and Corporate Counsel, Securities and Finance at Evergy, Inc., a publicly traded energy company based in Kansas City, Missouri, from 2010 to 2018. Ms. Huddleston earned a bachelor's degree in English from the University of Michigan, a juris doctor from Vanderbilt University School of Law, and a Master of Business Administration from the University of Missouri – Kansas City.

John A. Fleischer has served as Senior Vice President and Chief Information Officer of CBIZ since August 2014. Prior to joining CBIZ, Mr. Fleischer held CIO roles at TTT Holdings (a Talisman Capital Partners company), Ferro Corporation, The Goodyear Tire & Rubber Company, and T-Systems. Prior to these roles, he held senior IT roles at Volkswagen and Federal-Mogul Corporation. While at T-Systems, Mr. Fleischer also ran the U.S. consulting practice, which provided IT services to clients in a variety of industries. He began his career as a commissioned officer in the United States Army and served twelve years on active duty in numerous roles, which included directing large-scale systems development and integration projects in communications and computing. He is a Distinguished Military Graduate of Princeton University and received his Master of Business Administration degree from The Ohio State University. Mr. Fleischer serves on the Board of Trustees of the Lakeside Chautauqua Association.

Elizabeth A. Newman was appointed Senior Vice President, Chief Administrative Officer (CAO) and Chief Human Resources Officer (CHRO) in December 2022 after joining CBIZ in 2019 as Chief of Staff. Prior to CBIZ, Ms.

Newman was a non-profit executive leading a large, regional organization in Northeast Ohio. Ms. Newman's career has spanned the private, public and non-profit sectors including professional services experience with KPMG LLP which she joined through an acquisition. Ms. Newman received a Master of Business Administration degree from The Ohio State University in 2011.

ITEM 11. EXECUTIVE COMPENSATION.

Information with respect to this item is incorporated by reference from our Definitive Proxy Statement for the 2024 Annual Stockholders' Meeting to be filed with the SEC no later than 120 days after the end of our fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information with respect to this item is incorporated by reference from our Definitive Proxy Statement for the 2024 Annual Stockholders' Meeting to be filed with the SEC no later than 120 days after the end of our fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Information with respect to this item is incorporated by reference from our Definitive Proxy Statement for the 2024 Annual Stockholders' Meeting to be filed with the SEC no later than 120 days after the end of our fiscal year.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Our independent registered public accounting firm is KPMG LLP, Cleveland, OH, Auditor Firm ID:185.

Information with respect to this item is incorporated by reference from our Definitive Proxy Statement for the 2024 Annual Stockholders' Meeting to be filed with the SEC no later than 120 days after the end of our fiscal year.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this Annual Report or incorporated by reference:

 1. Financial Statements.

 As to financial statements and supplementary information, reference is made to "Index to Financial Statements" on page F-1 of this Annual Report.

 2. Exhibits.

 The following documents are filed as exhibits to this Form 10-K pursuant to Item 601 of Regulation S-K. Since its incorporation, CBIZ has operated under various names including: Republic Environmental Systems, Inc.; International Alliance Services, Inc.; Century Business Services, Inc.; and CBIZ, Inc. Exhibits listed below refer to these names collectively as the "Company".

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Company, dated August 7, 2000 (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-8, File No. 333-197284, dated May 24, 2019, and incorporated herein by reference).
3.2	Certificate of Amendment of the Certificate of Incorporation of the Company, effective August 1, 2005 (filed as Exhibit 3.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, File No. 000-25890, dated March 16, 2006, and incorporated herein by reference).
3.3	Amended and Restated Bylaws of the Company, dated July 31, 2000 (filed as Exhibit 3.3 to the Company's Registration Statement on Form S-8, File No. 333-197284, dated May 24, 2019, and incorporated herein by reference).
3.4	Amendment to Amended and Restated Bylaws of the Company dated November 1, 2007 (filed as Exhibit 3.1 to the Company's Report on Form 8-K, File No. 001-32961, dated November 1, 2007, and incorporated herein by reference).

4.1	Form of Stock Certificate of Common Stock of the Company (filed as Exhibit 4.1 to the Company's Annual Report Form 10-K for the year ended December 31, 1998, File No. 000-25890, dated March 4, 1999, and incorporated herein by reference).
4.2 †	Employee Stock Investment Plan (filed as Exhibit 4.4 to the Company's Registration Statement on Form S-8, File No. 000-333-62148, dated June 1, 2001, and incorporated herein by reference).
4.3*	Description of the Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
10.1 †	2002 Stock Incentive Plan (filed as Appendix A to the Company's Proxy Statement for the 2002 Annual Meeting of Stockholders, File No. 000-25890, dated April 1, 2002, and incorporated herein by reference).
10.2 †	CBIZ, Inc. 2002 Amended and Restated Stock Incentive Plan (Amended and Restated as of May 12, 2011), (filed as Exhibit 10.1 to the Company's Report on Form 10-Q, File No. 001-32961, dated August 9, 2011, and incorporated herein by reference).
10.3 †	2014 Stock Incentive Plan (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-8, File No. 333-197284, dated July 7, 2014, and incorporated herein by reference).
10.4 †	Employment Agreement by and between the Company and Jerome P. Grisko, Jr., dated September 1, 2016 (filed as Exhibit 10.1 to the Company's Report on Form 8-K, File No. 001-32961, dated September 8, 2016, and incorporated herein by reference).
10.5 †	Amended and Restated Employment Agreement by and between the Company and Ware H. Grove, dated March 30, 2017 (filed as Exhibit 10.1 to the Company's Report on Form 8-K, File No. 001-32961, dated April 4, 2017, and incorporated herein by reference).
10.6	Loan Agreement dated as of August 16, 2018 by and among CBIZ Benefits and Insurance Services, Inc. and The Huntington Bank (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, File No. 001-32961, on November 1, 2018, and incorporated herein by reference).
10.7	Second Amended and Restated Credit Agreement, dated May 4, 2022, by and among CBIZ Operations, Inc., CBIZ, Inc., and Bank of America, N.A., as administrative agent, and the other financial institutions from time to time party thereto (filed as Exhibit 10.1 to the Company's Report on Form 8-K, File No. 001-32961, on May 6, 2022, and incorporated herein by reference).
10.8 †	2019 CBIZ, Inc. Omnibus Incentive Plan (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-8, File No. 333-197284, dated May 24, 2019, and incorporated herein by reference).
10.9 †	Amendment No. 1 to the 2019 CBIZ, Inc. Omnibus Incentive Plan (filed as Exhibit 99.1 to the Company's Report on Form 8-K, File No. 001-32961, dated May 16, 2023, and incorporated herein by reference).
10.10	First Amendment to Loan Agreement, dated August 8, 2019, by and among CBIZ Benefit and Insurance Services, Inc. and the Huntington National Bank (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, File No. 001-32961, on November 1, 2019, and incorporated herein by reference).
10.11	Second Amendment to Loan Agreement, dated August 6, 2020, by and among CBIZ Benefit and Insurance Services, Inc. and the Huntington National Bank (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, File No. 001-32961, on November 1, 2020, and incorporated herein by reference).
10.12	Third Amendment to Loan Agreement, dated August 5, 2021, by and among CBIZ Benefit and Insurance Services, Inc. and the Huntington National Bank (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, File No. 001-32961, on October 29, 2021, and incorporated herein by reference).
10.13	Fourth Amendment to Loan Agreement, dated August 1, 2022, by and among CBIZ Benefit and Insurance Services, Inc. and the Huntington National Bank (filed as Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022, File No. 001-32961, dated February 24, 2023, and incorporated herein by reference).
10.14	Fifth Amendment to Loan Agreement, dated August 3, 2023, by and among CBIZ Benefit and Insurance Services, Inc. and the Huntington National Bank (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, File No. 001-32961, on October 26, 2023, and incorporated herein by reference).

10.15	Purchase Agreement, dated January 6, 2022, among CBIZ, Inc., CBIZ Acquisition 42, LLC, Marks Paneth LLP and all of the individuals who are equity partners of Marks Paneth (filed as Exhibit 2.1 to the Company's Report on Form 8-K, File No. 001-32961, dated January 10, 2022, and incorporated herein by reference).
10.16* †	Form of CBIZ Restricted Share Unit Agreement
10.17* †	Form of CBIZ Performance Share Agreement
21.1*	List of Subsidiaries of CBIZ, Inc.
23.1*	Consent of KPMG LLP
24*	Powers of attorney (included on the signature page hereto).
31.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1 † *	CBIZ, Inc. Compensation Recoupment Policy
101.INS	XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in the Exhibit 101 attachments)*

_____

*	Indicates documents filed herewith.
**	Indicates documents furnished herewith.
†	Management contract or compensatory plan contract or arrangement filed pursuant to Item 601 of Regulation S-K.

ITEM 16. FORM 10-K SUMMARY.

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBIZ, INC.
(REGISTRANT)

By   /s/   WARE H. GROVE

Ware H. Grove
Chief Financial Officer
February 23, 2024

KNOW ALL MEN AND WOMEN BY THESE PRESENTS that each person whose signature appears below on this Annual Report hereby constitutes and appoints Jerome P. Grisko, Jr. and Ware H. Grove, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution for him and her and his and her name, place and stead, in all capacities (until revoked in writing), to sign any and all amendments to this Annual Report of CBIZ, Inc. and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that each attorney-in-fact and agent, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated above.

Signature	Title	Date
/s/ JEROME P. GRISKO, JR. Jerome P. Grisko, Jr.	President & Chief Executive Officer, Director (Principal Executive Officer)	February 23, 2024
/s/ WARE H. GROVE Ware H. Grove	Chief Financial Officer (Principal Financial and Accounting Officer)	February 23, 2024
/s/ RICK L. BURDICK Rick L. Burdick	Chairman	February 23, 2024
/s/ MICHAEL H. DE GROOTE Michael H. DeGroote	Director	February 23, 2024
/s/ GINA D. FRANCE Gina D. France	Director	February 23, 2024
/s/ TODD J. SLOTKIN Todd J. Slotkin	Director	February 23, 2024
/s/ A. HAAG SHERMAN A.Haag Sherman	Director	February 23, 2024
/s/ RICHARD T. MARABITO Richard T. Marabito	Director	February 23, 2024
/s/ BENAREE PRATT WILEY Benaree Pratt Wiley	Director	February 23, 2024
/s/ RODNEY A. YOUNG Rodney A. Young	Director	February 23, 2024

CBIZ, INC. AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

CBIZ, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of CBIZ, Inc. and subsidiaries (the Company) as of December 31, 2023 and December 31, 2022, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Danenhauer and Danenhauer, Inc., Somerset CPAs and Advisors, Pivot Point Security, Ickovic and Co. PC and American Pension Advisors, Ltd. during 2023, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, Danenhauer and Danenhauer, Inc., Somerset CPAs and Advisors, Pivot Point Security, Ickovic and Co. PC and American Pension Advisors, Ltd.'s internal control over financial reporting associated with total assets of $46.3 million and total revenues of $64.9 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2023. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Danenhauer and Danenhauer, Inc., Somerset CPAs and Advisors, Pivot Point Security, Ickovic and Co. PC and American Pension Advisors, Ltd.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimation of losses on certain trade accounts receivable

As discussed in Note 1 to the consolidated financial statements, the Company maintains an allowance for doubtful accounts for estimated losses on trade accounts receivable. As of December 31, 2023, the allowance for doubtful accounts was $25.6 million, a portion of which related to the Financial Services practice group. The allowance for doubtful accounts is recorded based on the Company's historical experience, client credit-worthiness, age of receivables, and economic trends and conditions.

We have identified the evaluation of the Company's estimation of losses related to trade accounts receivable of the Financial Services practice group as a critical audit matter. A high degree of subjective auditor judgment was required to assess the assumptions used in estimating losses related to trade accounts receivable. The assumptions included the probability of the Company's collection of receivables based on historical experience and the consideration of economic conditions that may affect the ability of clients to pay.

The following are the primary procedures we performed to address the critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to develop the assumptions used to estimate losses related to trade accounts receivable. On a total and per unit basis, we calculated certain key performance indicators using the allowance for doubtful accounts and compared them to our established expectations based on the Company's historical experience. For any results which were outside the established expectations, we performed the following additional procedures to evaluate the reasonableness of the allowance for doubtful accounts determined by the Company:

•   we inquired of relevant Company personnel

•   we evaluated the Company's cash collections, historical trends, and age of receivables

•   we evaluated industry, economic, and other external factors as applicable

•   we inspected relevant underlying documents, including contractual documents with clients.

/s/ KPMG LLP

We have served as the Company's auditor since 1996.

Cleveland, Ohio
February 23, 2024

CBIZ, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2023 AND 2022
(In thousands, except per share data)

	2023	2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 8,090	$ 4,697
Restricted cash	30,362	28,487
Accounts receivable, net	380,152	334,498
Other current assets	34,895	29,431
Current assets before funds held for clients	453,499	397,113
Funds held for clients	159,186	171,313
Total current assets	612,685	568,426
Non-current assets:		
Property and equipment, net	57,012	45,184
Goodwill and other intangible assets, net	1,008,604	951,702
Assets of deferred compensation plan	143,499	118,862
Right-of-use asset	211,024	184,043
Other non-current assets	10,768	10,907
Total non-current assets	1,430,907	1,310,698
Total assets	$ 2,043,592	$ 1,879,124
LIABILITIES		
Current liabilities:		
Accounts payable	$ 82,831	$ 80,725
Income taxes payable	2,097	1,607
Accrued personnel costs	133,593	130,456
Contingent purchase price liability	66,287	63,262
Lease liability	36,283	36,358
Other current liabilities	30,937	26,532
Current liabilities before client fund obligations	352,028	338,940
Client fund obligations	159,893	173,467
Total current liabilities	511,921	512,407
Non-current liabilities:		
Bank debt	312,400	265,700
Debt issuance costs	(1,574)	(2,046)
Total long-term debt	310,826	263,654
Income taxes payable	1,984	2,211
Deferred income taxes, net	29,287	24,763
Deferred compensation plan obligations	143,499	118,862
Contingent purchase price liability	48,659	68,748
Lease liability	203,905	174,454
Other non-current liabilities	1,893	573
Total non-current liabilities	740,053	653,265
Total liabilities	1,251,974	1,165,672
STOCKHOLDERS' EQUITY		
Common stock, par value $0.01 per share; shares authorized 250,000; shares issued 137,387 and 136,295; shares outstanding 49,814 and 50,180	1,374	1,363
Additional paid-in capital	832,475	799,147
Retained earnings	855,084	734,116
Treasury stock, 87,573 and 86,115 shares	(899,093)	(824,778)
Accumulated other comprehensive income	1,778	3,604
Total stockholders' equity	791,618	713,452
Total liabilities and stockholders' equity	$ 2,043,592	$ 1,879,124

See the accompanying notes to the consolidated financial statements

CBIZ, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(In thousands, except per share data)

	2023	2022	2021
Revenue	**$ 1,591,194**	$ 1,411,979	$ 1,104,925
Operating expenses	**1,367,990**	1,188,612	945,635
Gross margin	**223,204**	223,367	159,290
Corporate general and administrative expenses	**57,965**	55,023	56,150
Legal settlement, net	**—**	—	30,468
Operating income	**165,239**	168,344	72,672
Other income (expense):			
Interest expense	**(20,131)**	(8,039)	(3,868)
Gain on sale of operations, net	**176**	413	5,995
Other income (expense), net	**21,019**	(19,243)	18,217
Total other income (expense), net	**1,064**	(26,869)	20,344
Income before income tax expense	**166,303**	141,475	93,016
Income tax expense	**45,335**	36,121	22,129
Net income	**120,968**	105,354	70,887
Earnings per share:			
Basic	**$ 2.42**	$ 2.05	$ 1.35
Diluted	**$ 2.39**	$ 2.01	$ 1.32
Basic weighted average common shares outstanding	**49,989**	51,502	52,637
Diluted weighted average common shares outstanding	**50,557**	52,388	53,723
Comprehensive income:			
Net income	**$ 120,968**	$ 105,354	$ 70,887
Other comprehensive income (loss):			
Net unrealized gain (loss) on available-for-sale securities, net of income tax expense (benefit) of $403, $(520) and $(179)	**1,013**	(1,391)	(478)
Net unrealized (loss) gain on interest rate swaps, net of income tax (benefit) expense of $(952), $1,965 and $577	**(2,821)**	5,986	1,799
Foreign currency translation	**(18)**	(24)	(19)
Total other comprehensive (loss) income	**(1,826)**	4,571	1,302
Total comprehensive income	**$ 119,142**	$ 109,925	$ 72,189

See the accompanying notes to the consolidated financial statements

CBIZ, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(In thousands)

	Issued Common Shares	Treasury Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Totals
December 31, 2020	134,144	80,045	$ 1,341	$ 740,970	$ 557,875	$(595,297)	$ (2,269)	$ 702,620
Net income	—	—	—	—	70,887	—	—	70,887
Other comprehensive income	—	—	—	—	—	—	1,302	1,302
Share repurchases	—	3,012	—	—	—	(96,382)	—	(96,382)
Indirect repurchase of shares for minimum tax withholding	—	92	—	—	—	(3,037)	—	(3,037)
Restricted stock units and awards	80	—	1	(1)	—	—	—	—
Stock options exercised	647	—	7	7,304	—	—	—	7,311
Share-based compensation	—	—	—	11,407	—	—	—	11,407
Business acquisitions	316	—	3	10,437	—	—	—	10,440
December 31, 2021	135,187	83,149	1,352	770,117	628,762	(694,716)	(967)	704,548
Net income	—	—	—	—	105,354	—	—	105,354
Other comprehensive income	—	—	—	—	—	—	4,571	4,571
Share repurchases	—	2,778	—	—	—	(122,773)	—	(122,773)
Indirect repurchase of shares for minimum tax withholding	—	188	—	—	—	(7,289)	—	(7,289)
Restricted stock units and awards	120	—	1	(1)	—	—	—	—
Performance share units	211	—	2	(2)	—	—	—	—
Stock options exercised	670	—	7	10,028	—	—	—	10,035
Share-based compensation	—	—	—	14,689	—	—	—	14,689
Business acquisitions	107	—	1	4,316	—	—	—	4,317
December 31, 2022	136,295	86,115	1,363	799,147	734,116	(824,778)	3,604	713,452
Net income	—	—	—	—	120,968	—	—	120,968
Other comprehensive loss	—	—	—	—	—	—	(1,826)	(1,826)
Share repurchases	—	1,285	—	—	—	(65,142)	—	(65,142)
Indirect repurchase of shares for minimum tax withholding	—	173	—	—	—	(8,448)	—	(8,448)
Restricted stock units and awards	153	—	2	(2)	—	—	—	—
Performance share units	244		2	(2)				—
Stock options exercised	453	—	5	8,759	—	—	—	8,764
Share-based compensation	—	—	—	12,286	—	—	—	12,286
Business acquisitions	242	—	2	11,733	—	—	—	11,735
Excise tax on share repurchases	—	—	—	554	—	(725)		(171)
December 31, 2023	137,387	87,573	$ 1,374	$ 832,475	$ 855,084	$(899,093)	$ 1,778	$ 791,618

See the accompanying notes to the consolidated financial statements

CBIZ, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(In thousands)

	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 120,968	$ 105,354	$ 70,887
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of operations, net of tax	(176)	(413)	(5,995)
Depreciation and amortization expense	36,269	32,895	27,078
Bad debt expense, net of recoveries	1,551	1,173	3,054
Adjustment to contingent earnout liability, net	2,743	2,435	2,367
Deferred income taxes	11,273	13,877	9,234
Stock-based compensation expense	12,286	14,689	11,407
Other, net	(2,365)	(1,835)	(150)
Changes in assets and liabilities, net of acquisitions and divestitures:			
Accounts receivable, net	(36,093)	(61,106)	(17,040)
Other assets	(6,626)	(11,855)	3,474
Accounts payable	2,210	14,363	3,312
Income taxes payable	(5,918)	(5,578)	(4,108)
Accrued personnel costs	2,711	24,009	24,525
Other liabilities	14,674	(1,876)	3,109
Net cash provided by operating activities	153,507	126,132	131,154
Cash flows from investing activities:			
Business acquisitions and purchases of client lists, net of cash acquired	(53,110)	(79,141)	(66,734)
Purchases of client fund investments	(14,122)	(19,771)	(26,980)
Proceeds from the sales and maturities of client fund investments	18,465	12,400	14,877
Proceeds from sales of assets and divested operations	3,059	3,022	9,710
Additions to property and equipment	(23,052)	(8,641)	(8,984)
Other, net	(10,633)	(6,987)	(3,899)
Net cash used in investing activities	(79,393)	(99,118)	(82,010)
Cash flows from financing activities:			
Proceeds from bank debt	1,224,000	824,900	852,100
Payment of bank debt	(1,177,300)	(714,500)	(804,800)
Payment for acquisition of treasury stock	(65,378)	(122,538)	(97,450)
Indirect repurchase of shares for minimum tax withholding	(8,448)	(7,289)	(3,037)
Changes in client funds obligations	(13,574)	15,352	(8,874)
Payment of contingent consideration of acquisitions and client lists	(45,175)	(21,231)	(14,084)
Proceeds from exercise of stock options	8,764	10,035	7,311
Other, net	—	(2,072)	(171)
Net cash used in financing activities	(77,111)	(17,343)	(69,005)
Net (decrease) increase in cash, cash equivalents and restricted cash	(2,997)	9,671	(19,861)
Cash, cash equivalents and restricted cash at beginning of year	160,145	150,474	170,335
Cash, cash equivalents and restricted cash at end of year	$ 157,148	$ 160,145	$ 150,474
Reconciliation of cash, cash equivalents and restricted cash to the Consolidated Balance Sheets:			
Cash and cash equivalents	$ 8,090	$ 4,697	$ 1,997
Restricted cash	30,362	28,487	30,383
Cash equivalents included in funds held for clients	118,696	126,961	118,094
Cash, cash equivalents and restricted cash at end of year	$ 157,148	$ 160,145	$ 150,474
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 19,127	$ 7,421	$ 3,350
Cash paid for income taxes, net of income tax refunds	$ 39,976	$ 27,815	$ 16,998

See the accompanying notes to the consolidated financial statements

CBIZ, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Selected Terms Used in Notes to Consolidated Financial Statements

ASA - Administrative Service Agreement.

ASC - Accounting Standards Codification.

ASU - Accounting Standards Update.

CPA firm - Certified Public Accounting firm.

FASB - The Financial Accounting Standards Board.

GAAP - United States Generally Accepted Accounting Principles.

LIBOR - London Interbank Offered Rate.

SOFR - The Secured Overnight Financing Rate.

ROU- Right of Use.

SEC - United States Securities & Exchange Commission.

Organization - CBIZ, Inc. is a leading provider of financial, insurance and advisory services to businesses throughout the United States and parts of Canada. Acting through its subsidiaries, it has been serving small and medium-sized businesses, as well as individuals, governmental entities, and not-for-profit enterprises. CBIZ, Inc. manages and reports its operations along three practice groups: Financial Services, Benefits and Insurance Services and National Practices. A further description of products and services offered by each of the practice groups is provided in Note 19, Segment Disclosures, to the accompanying consolidated financial statements.

Effective April 1, 2023, CBIZ, Inc. formed Rockside Insurance Company, Inc. ("Rockside"), a captive insurance company licensed in Vermont. Rockside, wholly owned by CBIZ, Inc., provides insurance coverages for a portion of the retention deductibles from CBIZ, Inc.'s certain insurance programs with third party insurers.

Basis of Presentation - The accompanying consolidated financial statements reflect the operations of CBIZ, Inc. and all of its wholly-owned subsidiaries (“CBIZ,” the “Company,” “we,” “us” or “our”), after elimination of all intercompany accounts and transactions. We have prepared the accompanying consolidated financial statements in accordance with GAAP and pursuant to the rules and regulations of the SEC.

We have determined that our relationship with certain CPA firms with whom we maintain ASAs qualify as variable interest entities. The accompanying consolidated financial statements do not reflect the operations or accounts of variable interest entities as the impact is not material to our consolidated financial condition, results of operations or cash flows.

Fees earned by us under the ASAs are recorded at net realizable value as a component of “Revenue” in the accompanying Consolidated Statements of Comprehensive Income and were approximately $259.6 million, $235.4 million and $174.8 million for the years ended December 31, 2023, 2022 and 2021, respectively, the majority of which was related to services rendered to privately-held clients. In the event that accounts receivable and unbilled work in process become uncollectible by the CPA firms, the service fee due to us is typically reduced on a proportional basis. Although the ASAs do not constitute control, we are one of the beneficiaries of the agreements and may bear certain economic risks. Refer to Note 17, Related Parties, for further discussion regarding the ASAs.

In 2021, CBIZ formed a grantor trust (the "Trust") with Wilmington Savings Funds Society, FSB, a Federal savings bank, serving as trustee. The Trust holds the majority of the funds provided by CBIZ's clients for payroll processing pending remittance to employees of those clients, tax authorities, and other payees. CBIZ is the sole beneficial owner of the Trust. The Trust is considered a variable interest entity in accordance with ASC 810, Consolidation. CBIZ has both the power to direct the activities that most significantly impact the economic performance of the Trust (including the power to make all investment decisions for the Trust) and the right to receive benefits that could potentially be significant to the Trust (in the form of investment returns). As a result, CBIZ consolidates the Trust in its condensed consolidated financial statements.

Certain prior period amounts have been reclassified to conform to current year's presentation.

Significant Accounting Policies - We consider the following policies to be beneficial in understanding the judgments that are involved in the preparation of our consolidated financial statements and the uncertainties that could impact our financial condition, results of operations and cash flows.

Use of Estimates - The preparation of consolidated financial statements in conformity with GAAP and pursuant to the rules and regulations of the SEC requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management's estimates and assumptions are derived from and are continually evaluated based upon available information, judgment and experience. Actual results may differ materially from these estimates.

Revenue Recognition - We account for revenue in accordance with Topic 606, Revenue from Contracts with Customers. We recognize revenue based on the five-step model; (i) identify the contract with the customer; (ii) identify the performance obligation in the contract; (iii) determine the contract price; (iv) allocate the transaction price; and (v) recognize revenue as each performance obligation is satisfied. If we determine that a contract with enforceable rights and obligations does not exist, revenues are deferred until all criteria for an enforceable contract are met. For further information on our various streams of revenue, refer to Note 2, Revenue, to the accompanying consolidated financial statements.

Operating Expenses - Operating expenses represent costs of service and other costs incurred to operate our business units and are primarily comprised of personnel costs and occupancy related expenses. Personnel costs include (i) salaries and benefits; (ii) commissions paid to producers; (iii) incentive compensation; and (iv) share-based compensation. Incentive compensation costs and share-based compensation are estimated and accrued. The final determination of incentive compensation is made after year-end results are finalized. The largest components of occupancy costs are rent expense and utilities. Base rent expense is recognized over respective lease terms, while utilities and common area maintenance charges are recognized as incurred.

Share-Based Compensation - The measurement of all share-based compensation arrangements is based on their respective grant date fair value. The grant date fair value of stock options is based on the Black-Scholes-Merton pricing model, which incorporates assumptions regarding the expected volatility, the expected option life, the risk-free interest rate and the expected dividend yield. The grant date fair value of restricted stock awards and restricted stock units is based on the closing price of the underlying stock on the date of issuance. The grant date fair value of the performance share units is based on the closing price of the underlying stock on the date of issuance and recorded based on achievement of target performance metrics. The expense related to stock options, restricted stock awards, and restricted stock units is recognized over the requisite service period which is generally three to four years. The expense related to performance share units is recorded over the three-year performance period based on the fair value on the grant date and adjusted each reporting period for the achievement of the performance metrics, based on our best estimate using available information.

Share-based compensation expense is recorded in the accompanying Consolidated Statements of Comprehensive Income as "Operating expenses" or "Corporate general and administrative expenses," depending on where the respective individual's compensation is recorded. For additional discussion regarding share-based awards, refer to Note 14, Employee Share Plans, to the accompanying consolidated financial statements.

Operating Leases - We determine if a contract is a lease at inception. We have leases for office space and facilities, automobiles, and certain information technology equipment. Certain of these leases include options to extend the lease and some include options to terminate the lease early. As an accounting policy election, we elected not to apply the recognition requirements to short term leases (a lease at commencement date that has a lease term of 12 months or less and does not contain a purchase option that we are reasonably certain to exercise). The ROU assets and lease liabilities are recognized as of the commencement date based on the present value of the lease payments over the lease term. The discount rate utilized for the measurement purpose is based on our secured fixed rate to borrow over a comparable term for the lease because the rate implicit in the lease is not determinable. The lease term may include the options to extend or terminate the lease when it is reasonably certain that we will exercise the applicable option. Related rent expense under such leases is recognized evenly throughout the term of the lease when the total lease commitment is a known amount, and recorded on an as incurred basis when future rent payment increases under the obligation are unknown due to rent escalations being tied to factors that are not currently measurable (such as increases in the consumer price index). Differences between rent expense recognized and the cash payments required under these leases are recorded as a component of "Lease liability" in the current and non-current liabilities sections of the accompanying Consolidated Balance Sheets. We may receive incentives to lease office facilities in certain areas. Such incentives are recorded as a change in lease payments and may require us to remeasure the lease liability to reflect the change in lease payments.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash on hand and investments with an original maturity of three months or less when purchased.

Restricted Cash - Restricted cash consists of funds held by us in relation to our capital and investment advisory services as those funds are restricted in accordance with applicable Financial Industry Regulatory Authority regulations. Restricted cash also consists of funds on deposit from clients in connection with the pass-through of insurance premiums to the carrier with the related liability for these funds recorded in "Accounts payable" in the accompanying Consolidated Balance Sheets.

Accounts Receivable and Allowance for Doubtful Accounts - Accounts receivable, less allowances for doubtful accounts, reflects the net realizable value of receivables and approximates fair value. Unbilled revenues are recorded at estimated net realizable value. Assessing the collectability of receivables (billed and unbilled) requires management judgment based on a combination of factors. When evaluating the adequacy of the allowance for doubtful accounts and the overall probability of collecting on receivables, we analyze historical experience, client credit-worthiness, the age of the trade receivable balances, current economic conditions that may affect a client's ability to pay and current and projected economic trends and conditions at the balance sheet date. At December 31, 2023 and 2022, the allowance for doubtful accounts was $25.6 million and $20.8 million, respectively, in the accompanying Consolidated Balance Sheets.

Funds Held for Clients and Client Fund Obligations - Services provided by our payroll operations include the preparation of payroll checks, federal, state, and local payroll tax returns, and flexible spending account administration. In relation to these services, as well as other similar service offerings, we collect funds from our clients' accounts in advance of paying client obligations. These funds, collected before they are due, are segregated and invested in accordance with our investment policy, which requires all investments carry an investment grade rating at the time of initial investment. These investments, primarily consisting of corporate and municipal bonds and U.S. treasury bills, are classified as available-for-sale and are included in the "Funds held for clients" line item on the accompanying Consolidated Balance Sheets. The underlying obligation is recorded as "Client fund obligations" on the Consolidated Balance Sheets. The balances in these accounts fluctuate with the timing of cash receipts and the related cash payments and may vary significantly during the year based on the timing of client's payroll periods. Other than certain federal and state regulations pertaining to flexible spending account administration, there are no regulatory or other contractual restrictions placed on these funds. Refer to Note 6, Financial Instruments, to the accompanying consolidated financial statements for further discussion of investments related to funds held for clients.

Property and Equipment - Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Buildings	25	to	40 years
Furniture and fixtures	5	to	10 years
Capitalized software	3	to	5 years
Equipment	3	to	7 years

Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the remaining respective lease term. The cost of software purchased or developed for internal use is capitalized and amortized using the straight-line method over an estimated useful life not to exceed five years. We periodically review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Under those circumstances, if the fair value were less than the carrying amount of the asset, we would recognize a loss for the difference.

Goodwill and Other Intangible Assets - Goodwill represents the excess of the purchase price of the acquired businesses and the related fair value of the net assets acquired. At December 31, 2023, the carrying value of goodwill totaled $865.2 million, compared to total assets of $2.0 billion and total stockholders' equity of $791.6 million. Intangible assets consist of identifiable intangibles other than goodwill. Identifiable intangible assets other than goodwill include client lists and non-compete agreements which require significant judgments in determining the fair value. We carry client lists and non-compete agreements at cost, less accumulated amortization, in the accompanying Consolidated Balance Sheets.

Goodwill is reviewed for impairment annually during the fourth quarter or more frequently in the event of an impairment indicator. We are required to consider whether it is more likely than not (defined as a likelihood of more than 50%) that the fair value of each reporting unit has fallen below its carrying value, thus requiring us to perform an interim goodwill impairment test. Intangible assets with definite lives, such as client lists and non-compete agreements, are amortized using the straight-line method over their estimated useful lives (generally ranging from three to fifteen years). We review these assets for impairment whenever events or changes in circumstances indicate an asset's carrying value may not be recoverable. Recoverability is assessed based on a comparison of the undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value determined by a discounted cash flow analysis, market comparable method or a combination thereof as determined to be appropriate in the circumstances.

The goodwill impairment test is performed at a reporting unit level. A reporting unit is an operating segment of a business or one level below an operating segment. At December 31, 2023, we had six reporting units, of which five carry goodwill balances. We may use either a qualitative or quantitative approach when testing a reporting unit's goodwill for impairment. Under the qualitative assessment, we are not required to calculate the fair value of a reporting unit unless we determine that it is more likely than not that its fair value is less than its carrying amount. If under the quantitative assessment the fair value of a reporting unit is less than its carrying amount, then the amount of the impairment loss, if any, must be measured. Any such impairment charge would reduce earnings and could be material.

After considering changes to assumptions used in our most recent quantitative testing for each reporting unit, including the capital market environment, economic and market conditions, industry competition and trends, our weighted average cost of capital, changes in management and key personnel, the price of our common stock, changes in our results of operations, the magnitude of the excess of fair value over the carrying amount of each reporting unit as determined in our most recent quantitative testing, and other factors, we concluded that it was more likely than not that the fair values of each of our reporting units exceeded their respective carrying values and, therefore, did not perform a quantitative impairment analysis. For further information regarding our goodwill balances, refer to Note 5, Goodwill and Other Intangible Assets, net, to the accompanying consolidated financial statements.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently payable and deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and operating losses and tax credit carryforwards. State income tax credits are accounted for using the flow-through method.

A valuation allowance is provided when it is more-likely-than-not that all or some portion of a deferred tax asset will not be realized. We determine valuation allowances based on all available evidence. Such evidence includes historical results, the reversal of deferred tax liabilities, expectations of future consolidated and/or separate company profitability and the feasibility of tax-planning strategies. Determining valuation allowances includes significant judgment by management, and different judgments could yield different results.

Accounting for uncertain tax positions requires a more-likely-than-not threshold for recognition in the consolidated financial statements. We recognize a tax benefit based on whether it is more-likely-than-not that a tax position will be sustained. We record a liability to the extent that a tax position taken or expected to be taken on a tax return exceeds the amount recognized in the consolidated financial statements.

Business Combinations - We recognize and measure identifiable tangible and intangible assets acquired and liabilities assumed as of the acquisition date at fair value. Fair value measurements require extensive use of estimates and assumptions, including estimates of future cash flows to be generated by the acquired assets. The operating results of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition. The purchase price is equivalent to the fair value of consideration transferred. Goodwill is recognized for the excess of purchase price over the net fair value of assets acquired and liabilities assumed.

Contingent Purchase Price Liabilities - Contingent purchase price liabilities consisting of cash payments and common stock issuances result from our business acquisitions and are recorded at fair value at the time of acquisition as "Contingent purchase price liability - current" and "Contingent purchase price liability - non-current" in the accompanying Consolidated Balance Sheets. We estimate the fair value of our contingent purchase price liabilities using a probability-weighted discounted cash flow model. We probability weight risk-adjusted estimates of future performance of acquired businesses, then calculate the contingent purchase price based on the estimates and discount them to present value representing management's best estimate of fair value. The fair value of the contingent purchase price liabilities, which is considered a Level 3 unobservable input, is reassessed on a quarterly basis based on assumptions provided by practice group leaders and business unit controllers together with our corporate finance department. Any change in the fair value estimate, including the revaluation of common stock, is recorded in the earnings of that period. For the years ended December 31, 2023, 2022 and 2021, we recorded other expense of $2.7 million, $2.4 million and $2.4 million, respectively, related to net changes in the fair value of contingent consideration.

Refer to Note 7, Fair Value Measurements, and Note 18, Business Combinations, for further discussion of our contingent purchase price liabilities and acquisitions.

Interest Rate Derivative Instruments - We maintain interest rate swaps that are designated as cash flow hedges to manage the market risk from changes in interest rates on our floating-rate debt under our $600.0 million unsecured credit facility, by and among CBIZ Operations, Inc., CBIZ, Inc. and Bank of America, N.A., as administrative agent and bank, and other participating banks. The designation of a derivative instrument as a hedge and its ability to meet the hedge accounting criteria determine how we reflect the change in fair value of the derivative instrument. A derivative qualifies for hedge accounting treatment if, at inception, it meets defined correlation and effectiveness criteria. These criteria require that the anticipated cash flows and/or changes in fair value of the hedging instrument substantially offset those of the position being hedged.

We utilize derivative instruments to manage interest rate risk associated with our floating-rate debt under the credit facility. Interest rate swap contracts mitigate the risk associated with the underlying hedged item. If the contract is designated as a cash flow hedge, the mark-to-market gains or losses on the swap are deferred and included as a component of accumulated other comprehensive income, net of tax, to the extent effective, and reclassified to interest expense in the same period during which the hedged transaction affects earnings. For further discussion regarding derivative financial instruments, refer to Note 6, Financial Instruments, to the accompanying consolidated financial statements.

Recent Accounting Pronouncements - The FASB ASC is the sole source of authoritative GAAP other than the SEC issued rules and regulations that apply only to SEC registrants. The FASB issues an ASU to communicate changes to the FASB codification. We assess and review the impact of all ASUs. ASUs not listed below were reviewed and determined to be either not applicable or are not expected to have a material impact on the consolidated financial statements.

Accounting Standards Adopted in 2023

In August 2023, the FASB issued ASU No. 2023-04, Liabilities (Topic 405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 121, which amended and added various SEC paragraphs in the ASC to reflect the issuance of SEC Staff Bulletin No. 121. We adopted ASU No. 2023-04 upon issuance and the adoption did not have a material impact on our consolidated financial statements and related disclosures.

In July 2023, the FASB issued ASU No. 2023-03, Presentation of Financial Statements (Topic 205), Income Statement - Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation - Stock Compensation (Topic 718): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022 EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280 - General Revision of Regulation S-X: Income or Loss Applicable to Common Stock, which amended and added various SEC paragraphs in the ASC to reflect the issuance of SEC Staff Bulletin No. 120. We adopted ASU No. 2023-03 upon issuance and the adoption did not have a material impact on our consolidated financial statements and related disclosures.

Accounting Standards Issued But Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information about an entity's effective tax rate reconciliation as well as information on income tax paid. The guidance in this ASU is effective for public companies with annual periods beginning after December 15, 2024. We plan to adopt the guidance for the fiscal year ending December 31, 2025. We are currently evaluating the effect adoption of this ASU will have on our consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The guidance in this ASU is effective for public companies with annual periods beginning after December 15, 2023, and interim periods within the annual period beginning after December 15, 2024. We plan to adopt the guidance for the fiscal year ending December 31, 2024. We are currently evaluating the effect adoption of this ASU will have on our consolidated financial statements.

NOTE 2. REVENUE

The following tables disaggregate our revenue by source (in thousands):

	For the Year Ended December 31, 2023			
	Financial Services	Benefits and Insurance Services	National Practices	Consolidated
Accounting, tax, advisory and consulting	$ 1,160,686	$ —	$ —	$ 1,160,686
Core Benefits and Insurance Services	—	365,848	—	365,848
Non-core Benefits and Insurance Services	—	16,757	—	16,757
Managed networking, hardware services	—	—	36,984	36,984
National Practices consulting	—	—	10,919	10,919
Total revenue	**$ 1,160,686**	**$ 382,605**	**$ 47,903**	**$ 1,591,194**

	For the Year Ended December 31, 2022			
	Financial Services	Benefits and Insurance Services	National Practices	Consolidated
Accounting, tax, advisory and consulting	$ 1,010,068	$ —	$ —	$ 1,010,068
Core Benefits and Insurance Services	—	342,063	—	342,063
Non-core Benefits and Insurance Services	—	15,944	—	15,944
Managed networking, hardware services	—	—	33,503	33,503
National Practices consulting	—	—	10,401	10,401
Total revenue	**$ 1,010,068**	**$ 358,007**	**$ 43,904**	**$ 1,411,979**

	For the Year Ended December 31, 2021			
	Financial Services	Benefits and Insurance Services	National Practices	Consolidated
Accounting, tax, advisory and consulting	$ 734,026	$ —	$ —	$ 734,026
Core Benefits and Insurance Services	—	319,684	—	319,684
Non-core Benefits and Insurance Services	—	12,639	—	12,639
Managed networking, hardware services	—	—	28,456	28,456
National Practices consulting	—	—	10,120	10,120
Total revenue	**$ 734,026**	**$ 332,323**	**$ 38,576**	**$ 1,104,925**

Financial Services

Revenue primarily consists of professional service fees derived from traditional accounting services, tax return preparation, administrative services, financial and risk advisory, consulting and valuation services. Clients are billed for these services based upon a fixed-fee, an hourly rate, or an outcome-based fee. Time related to the performance of all services is maintained in a time and billing system.

Revenue for fixed-fee arrangements is recognized over time with the performance obligation measured in hours worked and anticipated realization. Anticipated realization is defined as the fixed fee divided by the product of the hours anticipated to complete a performance obligation and the standard billing rate. Anticipated realization rates are applied to hours charged to a contract when recognizing revenue. At the end of each reporting period, we evaluate the work performed to date to ensure that the amount of revenue recognized in each reporting period for the client arrangement is equal to the performance obligations met.

Time and expense arrangement revenue is recognized over time with progress measured towards completion with value being transferred through our hourly fee arrangement at expected net realizable rates per hour, plus agreed-upon out-of-pocket expenses. The cumulative impact on any subsequent revision in the estimated realizable value of unbilled fees for a particular client project is reflected in the period in which the change becomes known.

Prior to recognizing revenue for outcome-based arrangement, we estimate the transaction price, including variable consideration that is subject to a constraint based on risks specific to the arrangement. We evaluate the estimate in each reporting period and recognize revenue to the extent it is probable that a significant reversal of revenue will not occur. Revenue is recognized when the constraint is lifted at a point in time when the value is determined and verified by a third party.

Benefits and Insurance Services

Benefits and Insurance Services provides brokerage and consulting along lines of service which include group health benefits consulting and brokerage, property and casualty brokerage, retirement plan advisory, payroll, human capital management, actuarial, life insurance and other related services. Revenue consists primarily of fee income for administering health and retirement plans and brokerage commissions. Revenue also includes investment income related to client payroll funds that are held in CBIZ accounts, as is industry practice. We pay commissions monthly and require the recipient of the commission to be employed as of the end of the month in which the commissions are earned (as opposed to at the time of actual payment). Failure to remain employed at the date the commission is payable results in the forfeiture of commissions that would otherwise be due. Therefore, we have determined that the requirement of continued employment is substantive and accordingly, do not consider the commissions to be incremental costs of obtaining the customer contract and consequently a contract acquisition cost is not recognized for those commissions.

Revenue related to group health benefits consulting consists of (i) commissions, (ii) fee income which can be fixed or variable based on a price per participant and (iii) contingent revenue.

- Commission revenue and fee income are recognized over the contract period as these services are provided to clients continuously throughout the term of the arrangement. Our customers benefit from each month of service on its own and although volume and the number of participants may differ month to month, our obligation to perform substantially remains the same.

- Contingent revenue arrangements are related to carrier-based performance targets. Due to the uncertainty of the outcome and the probability that a change in estimate would result in a significant reversal of revenue, we have applied a constraint on recording contingent revenue. Revenue is recognized when the constraint has been lifted which is the earlier of written notification from a carrier that the target has been achieved or cash collection. Contingent revenue is not a significant revenue stream to our consolidated financial position or results of operations.

Revenue related to property and casualty consists of (i) commissions and (ii) contingent revenue.

- Commissions relating to agency billing arrangements (pursuant to which we bill the insured, collect the funds and forward the premium to the insurance carrier less our commission) and direct billing arrangements (pursuant to which the insurance carrier bills the insured directly and forwards the commission to us) are both recognized on the effective date of the policy. Commission revenue is reported net of reserves for estimated policy cancellations and terminations. The cancellation and termination reserve is based upon estimates and assumptions using historical cancellation and termination experience and other current factors to project future experience.

- Contingent revenue arrangements related to carrier-based performance targets include claim loss experience and other factors. Due to the uncertainty of the outcome and the probability that a change in estimate would result in a significant reversal of revenue, we have applied a constraint on recording contingent revenue. Revenue is recognized when the constraint has been lifted which is the earlier of written notification from a carrier that the target has been achieved or cash collection. Contingent revenue is not a significant revenue stream to our consolidated financial position or results of operations.

Revenue related to retirement plan services consist of advisory, third party administration and actuarial services.

- Advisory revenue is either (i) based on the value of assets under management, as provided by a third party, multiplied by an agreed upon rate, (ii) fee based, or (iii) a combination of fixed fee and value of assets under management. Advisory services revenue, derived from the value of assets under management, is calculated monthly or quarterly based on the estimated value of assets under management, as it is earned over the duration of the reporting period and relates to performance obligations satisfied during that period. The variability related to the estimated asset values used to recognize revenue during the reporting period is resolved and the amount of related revenue recognized is adjusted when the actual value of assets under management is known. Fee based Advisory revenue is recognized over the contract period as these services are provided to clients continuously throughout the term of the arrangement. Our clients benefit from each month of service on its own, and although the volume of tasks may differ month to month, our obligation to perform substantially remains the same.

- Third party administration revenue is recognized over the contract period as these services are provided to clients continuously throughout the term of the arrangement. Our clients benefit from each month of service on its own, and although the volume of tasks may differ month to month, our obligation to perform substantially remains the same.

- Actuarial revenue is recognized over the contract period with performance measured in hours in relation to the expected total hours. Under certain defined benefit plan administration arrangements, we charge new clients an initial, non-refundable, set-up fee as part of a multi-year service agreement. Revenue and costs related to the set-up fees are deferred and recognized over the life of the contract or the expected customer relationship, whichever is longer.

Revenue related to payroll processing consists of a (i) fixed fee or (ii) variable fee based on a price per employee or check processed. Revenue is recognized when the actual payroll processing occurs. Our customers benefit from each month of service on its own and although volume and the variability may differ month to month, our obligation to perform substantially remains the same.

Non-core Benefits and Insurance Services consists of transactional businesses that tend to fluctuate. These include life insurance, talent and compensation services.

National Practices

Managed networking, hardware services revenue consists of installation, maintenance and repair of computer hardware. These services are charged to a single customer based on cost plus an agreed-upon markup percentage, which has existed since 1999.

National Practices consulting revenue is based upon a fixed fee, an hourly rate, or outcome-based. Revenue for fixed fee and time and expense arrangements is recognized over the performance period based upon actual hours incurred, while revenue for outcome-based arrangements is recognized similar to the outcome-based arrangements in the Financial Services practice group.

Transaction Price Allocated to Future Obligations - The revenue recognition standard requires the disclosure of the aggregate amount of transaction price allocated to performance obligations that have not yet been satisfied as of the reporting date. The guidance provides certain practical expedients that limit this requirement, including performance obligations that are part of a contract that is one year or less. Since the majority of our contracts are one year or less, we have applied this practical expedient related to quantifying remaining performance obligations. In regards to contracts with terms in excess of one year, certain contract periods related to our government healthcare consulting, group health and benefits consulting, and property and casualty insurance businesses have an original specified contract duration in excess of one year, however, the agreements provide CBIZ and the client with the right to cancel or terminate the contract with no substantial penalty. We have applied the provisions of Topic 606 and the FASB Transition Resource Group memo number 10-14, and note that the definition of contract duration does not extend beyond the goods and services already transferred for contracts that provide both the Company and the client with the right to cancel or terminate the contract with no substantial penalty.

NOTE 3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net balances at December 31, 2023 and 2022 were as follows (in thousands):

	2023	2022
Trade accounts receivable	$ 309,640	$ 267,409
Unbilled revenue, at net realizable value	96,110	87,890
Total accounts receivable	405,750	355,299
Allowance for doubtful accounts	(25,598)	(20,801)
Accounts receivable, net	$ 380,152	$ 334,498

Changes in the allowance for doubtful accounts on accounts receivable are as follows (in thousands):

	2023	2022	2021
Balance at beginning of period	$ (20,801)	$ (16,158)	$ (14,894)
Provision	(13,681)	(13,545)	(9,422)
Charge-offs, net of recoveries	8,884	8,902	8,158
Balance at end of period	$ (25,598)	$ (20,801)	$ (16,158)

NOTE 4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net at December 31, 2023 and 2022 consisted of the following (in thousands):

	2023	2022
Buildings and leasehold improvements	$ 58,537	$ 47,300
Furniture and fixtures	36,039	30,369
Capitalized software	34,635	34,735
Equipment	39,398	32,927
Total property and equipment	168,609	145,331
Accumulated depreciation	(111,597)	(100,147)
Property and equipment, net	$ 57,012	$ 45,184

Depreciation expense for property and equipment was $12.5 million, $11.2 million and $10.8 million in 2023, 2022 and 2021, respectively.

NOTE 5. GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A summary of changes in the carrying amount of goodwill by operating segment for the years ended December 31, 2023 and 2022 were as follows (in thousands):

	Financial Services	Benefits and Insurance Services	National Practices	Total Goodwill
Gross	$ 470,732	$ 320,125	$ 33,873	$ 824,730
Accumulated impairment	$ (44,047)	$ (7,733)	$ (32,207)	$ (83,987)
Net at December 31, 2021	$ 426,685	$ 312,392	$ 1,666	$ 740,743
Additions	79,147	—	—	79,147
Divestitures and other adjustments	27	—	—	27
Gross	549,906	320,125	33,873	903,904
Accumulated impairment	(44,047)	(7,733)	(32,207)	(83,987)
Net at December 31, 2022	$ 505,859	$ 312,392	$ 1,666	$ 819,917
Additions	41,322	3,932	—	45,254
Divestitures and other adjustments	9	—	—	9
Gross	591,237	324,057	33,873	949,167
Accumulated impairment	(44,047)	(7,733)	(32,207)	(83,987)
Net at December 31, 2023	$ 547,190	$ 316,324	$ 1,666	$ 865,180

We review goodwill at the reporting unit level at least annually, as of November 1, for impairment. We had five reporting units at November 1, 2023. No goodwill impairment was recognized as a result of the annual evaluation.

The components of goodwill and other intangible assets, net at December 31, 2023 and 2022 were as follows (in thousands):

	2023	2022
Goodwill	$ 865,180	$ 819,917
Intangibles :		
Client lists	338,237	302,822
Other intangibles	11,481	11,463
Total intangibles	349,718	314,285
Total goodwill and other intangibles assets	1,214,898	1,134,202
Accumulated amortization:		
Client lists	(196,412)	(173,286)
Other intangibles	(9,882)	(9,214)
Total accumulated amortization	(206,294)	(182,500)
Goodwill and other intangible assets, net	$ 1,008,604	$ 951,702

Amortization expense for client lists and other intangible assets was $23.8 million, $21.7 million and $16.3 million in 2023, 2022 and 2021, respectively. The weighted-average useful lives of total intangible assets, client lists and other intangible assets were 7.4 years, 7.4 years and 5.2 years, respectively, as of December 31, 2023. Other intangible assets are amortized over periods ranging from 3 to 15 years. Based on the amount of intangible assets subject to amortization at December 31, 2023, the estimated amortization expense is $22.8 million for 2024, $21.4 million for 2025, $19.4 million for 2026, $18.3 million for 2027, $16.3 million for 2028, and $45.1 million thereafter.

NOTE 6. FINANCIAL INSTRUMENTS

The carrying amounts of our cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturity of these instruments and are classified as Level 1 in the fair value hierarchy. The carrying value of bank debt approximates fair value, as the interest rate on the bank debt is variable and approximates current market rates. As a result, the fair value measurement of our bank debt is classified as Level 2 in the fair value hierarchy.

Concentrations of Credit Risk - Financial instruments that may subject us to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents with highly-rated financial institutions, limiting the amount of credit exposure with any one financial institution. Our client base consists of large numbers of geographically diverse customers dispersed throughout the United States; thus, concentration of credit risk with respect to accounts receivable is not significant.

Available-For-Sale Debt Securities - Available-for-sale debt securities consist primarily of corporate and municipal bonds. The net par values of these securities total $40.0 million and $44.4 million at December 31, 2023 and 2022, respectively. The bonds have maturity dates or callable dates ranging from January 2024 through December 2025, and are included in "Funds held for clients — current" in the accompanying Consolidated Balance Sheets based on our intent and ability to sell these investments at any time under favorable conditions.

At December 31, 2023 and December 31, 2022, unrealized losses on the securities were not material and have not been recognized as a credit loss because the bonds are investment grade quality and management is not required or does not intend to sell prior to an expected recovery in value. The bond issuers continue to make timely principal and interest payments.

The following table summarizes our bond activity for the years ended December 31, 2023 and 2022 (in thousands):

	2023	2022
Fair value at January 1	$ 43,485	$ 38,670
Purchases	14,122	19,771
Redemptions	(3,310)	(5,630)
Maturities	(15,155)	(6,770)
Change in bond premium	(1,099)	(645)
Fair market value adjustment	1,416	(1,911)
Fair value at December 31	$ 39,459	$ 43,485

In addition to the available-for-sale securities discussed above, we also held other depository assets in the amount of $1.0 million and $0.9 million at December 31, 2023 and December 31, 2022, respectively. Those depository assets are classified as Level 1 in the fair value hierarchy.

Interest Rate Swaps - We utilize interest rate swaps to manage interest rate risk exposure associated with our floating-rate debt under the 2022 credit facility, or the forecasted acquisition of such liability. To mitigate counterparty credit risk, we only enter into contracts with selected major financial institutions with investment grade ratings and continually assess their creditworthiness. There are no credit risk-related contingent features in our interest rate swaps nor do the swaps contain provisions under which we would be required to post collateral. We do not purchase or hold any derivative instruments for trading or speculative purposes.

The designation of a derivative instrument as a hedge and its ability to meet the hedge accounting criteria determine how we reflect the change in fair value of the derivative instrument. A derivative qualifies for hedge accounting treatment if, at inception, it meets defined correlation and effectiveness criteria. These criteria require that the anticipated cash flows and/or changes in fair value of the hedging instrument substantially offset those of the position being hedged.

We had no fair value hedging instruments at December 31, 2023 or 2022. Our interest rate swaps are designated as cash flow hedges. Accordingly, the interest rate swaps are recorded as either an asset or liability in the accompanying Consolidated Balance Sheets at fair value. The mark-to-market gains or losses on the swaps are deferred and included as a component of accumulated other comprehensive income ("AOCI"), net of tax, to the extent the hedge is determined to be effective, and reclassified to interest expense in the same period during which the hedged transaction affects earnings. The interest rate swaps are assessed for effectiveness and continued qualification for hedge accounting on a quarterly basis. For the years ended December 31, 2023 and 2022, the interest rate swaps were deemed to be effective.

As a result of the 2022 credit facility, CBIZ amended the interest rate swap agreements with respect to the existing swaps. Effective May 16, 2022, the scheduled reset date, the interest rate of the swaps are set to one-month term SOFR to align the swaps to term SOFR in the 2022 credit facility as a result of reference rate reform. No other terms under the swap agreements were amended.

As of December 31, 2023, we have five interest rate swaps outstanding. Under the terms of the interest rate swaps, we pay interest at a fixed rate of interest plus applicable margin as stated in the amended agreements, and receive interest that varies with the one-month term SOFR. The following table summarizes our outstanding interest rate swaps and their classification in the accompanying Consolidated Balance Sheets at December 31, 2023 and 2022 (in thousands). Refer to Note 7, Fair Value Measurements, to the accompanying consolidated financial statements for additional disclosures regarding fair value measurements.

	December 31, 2023				
	Notional Amount	Fixed Rate	Expiration	Fair Value	Balance Sheet Location
Interest rate swap	$ 50,000	0.834 %	4/14/2025	$ 2,282	Other non-current asset
Interest rate swap	$ 30,000	1.186 %	12/14/2026	$ 2,125	Other non-current asset
Interest rate swap	$ 20,000	2.450 %	8/14/2027	$ 784	Other non-current asset
Interest rate swap [1]	$ 25,000	3.669 %	4/14/2028	$ (129)	Other non-current liability
Interest rate swap [2]	$ 25,000	4.488 %	10/14/2028	$ (1,063)	Other non-current liability

[1] Entered into during the first quarter of 2023.

[2] Entered into during the fourth quarter of 2023.

	December 31, 2022				
	Notional Amount	Fixed Rate	Expiration	Fair Value	Balance Sheet Location
Interest rate swap [3]	$ 15,000	2.571 %	6/1/2023	$ 133	Other current asset
Interest rate swap	$ 50,000	0.834 %	4/14/2025	$ 3,726	Other non-current asset
Interest rate swap	$ 30,000	1.186 %	12/14/2026	$ 2,871	Other non-current asset
Interest rate swap	$ 20,000	2.450 %	8/14/2027	$ 1,079	Other non-current asset

[3] Expired during the second quarter of 2023.

During the next twelve months, the amount of the December 31, 2023 AOCI balance that will be reclassified to earnings is expected to be immaterial. The following table summarizes the effects of the interest rate swap on our accompanying Consolidated Statements of Comprehensive Income for the years ended December 31, 2023 and 2022 (in thousands):

	Gain recognized in AOCI, net of tax		Gain reclassified from AOCI into expense		
	Twelve Months Ended December 31,		Twelve Months Ended December 31,		Location
	2023	2022	2023	2022	
Interest rate swaps	$ 393	$ 6,255	$ 4,285	$ 357	Interest expense

NOTE 7. FAIR VALUE MEASUREMENTS

FASB ASC Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The inputs used to measure fair value are classified into the following hierarchy:

- Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities

- Level 2 — Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

- Level 3 — Unobservable inputs for the asset or liability

We endeavor to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As circumstances change, we will reassess the level in which the inputs are included in the fair value hierarchy.

For the years ended December 31, 2023 and 2022, there were no transfers between the valuation hierarchy Levels 1, 2 and 3. The following table summarizes our assets and (liabilities) at December 31, 2023 and 2022 that are measured at fair value on a recurring basis subsequent to initial recognition and indicates the fair value hierarchy of the valuation techniques utilized by us to determine such fair value (in thousands):

	Level	December 31, 2023	December 31, 2022
Deferred compensation plan assets	1	143,499	118,862
Available-for-sale debt securities	1	39,459	43,485
Other depository assets	1	1,031	868
Deferred compensation plan liabilities	1	(143,499)	(118,862)
Interest rate swaps, net	2	3,999	7,809
Bank debt	2	(310,826)	(263,654)
Contingent purchase price liabilities	3	(114,946)	(132,010)

Contingent Purchase Price Liabilities - During the years ended December 31, 2023 and 2022, we recorded expense of $2.7 million and expense of $2.4 million, respectively, due to accretion, adjusting for expected results of acquired businesses and the revaluation of stock related to contingent payments. These changes are included in Other income (expense), net in the accompanying Consolidated Statements of Comprehensive Income. Refer to Note 18, Business Combinations, for further discussion of our acquisitions and contingent purchase price liabilities.

The following table summarizes the change in fair value of our contingent purchase price liabilities identified as Level 3 for the years ended December 31, 2023 and 2022 (pre-tax basis, in thousands):

	Contingent Purchase Price Liabilities
Beginning balance — December 31, 2021	$ (79,139)
Additions from business acquisitions	(74,199)
Settlement of contingent purchase price payable	23,763
Change in fair value of contingency	662
Change in net present value of contingency	(3,097)
Balance — December 31, 2022	$ (132,010)
Additions from business acquisitions	(32,142)
Settlement of contingent purchase price payable	51,949
Change in fair value of contingency	62
Change in net present value of contingency	(2,805)
Balance — December 31, 2023	$ (114,946)

NOTE 8. INCOME TAXES

For financial reporting purposes, income before income taxes includes the following components (in thousands):

	2023	2022	2021
United States	$ 165,869	$ 141,288	$ 92,823
Foreign (Canada)	434	187	193
Total	$ 166,303	$ 141,475	$ 93,016

Income tax expense included in the accompanying Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021 was as follows (in thousands):

	2023	2022	2021
Current:			
Federal	$ 29,835	$ 20,910	$ 12,369
Foreign	116	50	52
State and local	10,298	7,299	3,397
Total	40,249	28,259	15,818
Deferred:			
Federal	3,978	5,667	5,029
State and local	1,108	2,195	1,282
Total	5,086	7,862	6,311
Total income tax expense	45,335	36,121	22,129

The provision for income taxes attributable to income operations differed from the amount obtained by applying the federal statutory income tax rate to income before income taxes, as follows (in thousands, except percentages):

	2023	2022	2021
Tax at U.S. federal statutory rates	$ 34,924	$ 29,714	$ 19,538
State taxes (net of federal benefit)	10,576	9,019	4,498
Reserves for uncertain tax positions	(241)	337	(104)
Share-based compensation	(5,820)	(6,832)	(4,187)
Non-deductible officers' compensation	5,485	2,507	1,267
Other, net	411	1,376	1,117
Provision for income taxes	$ 45,335	$ 36,121	$ 22,129
Effective income tax rate	27.3 %	25.5 %	23.8 %

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2023 and 2022, were as follows (in thousands):

	2023	2022
Deferred tax assets:		
Net operating loss carryforwards	$ 1,515	$ 1,473
Allowance for doubtful accounts	4,876	4,682
Employee benefits and compensation	38,137	37,075
Lease costs	7,398	6,871
Other deferred tax assets	1,888	574
Total gross deferred tax assets	53,814	50,675
Less: valuation allowance	(2,721)	(3,156)
Total deferred tax assets, net	51,093	47,519
Deferred tax liabilities:		
Goodwill and other intangibles	77,005	68,306
Property and equipment	836	1,185
Other deferred tax liabilities	2,539	2,791
Total gross deferred tax liabilities	80,380	72,282
Deferred income taxes, net	$ (29,287)	$ (24,763)

We have established valuation allowances for deferred tax assets related to certain employee benefits and compensation and state net operating loss ("NOL") carryforwards at December 31, 2023 and December 31, 2022.

The net decrease in the valuation allowance of $0.4 million for the year ended December 31, 2023 related to changes in the valuation allowance for NOLs and certain employee benefits and compensation.

In assessing the realization of deferred tax assets, management considers all available positive and negative evidence, including projected future taxable income, scheduled reversal of deferred tax liabilities, historical financial operations and tax planning strategies. Based upon review of these items, management believes it is more-likely-than-not that the Company will realize the benefits of these deferred tax assets, net of the existing valuation allowances.

We file income tax returns in the United States, Canada, and most state jurisdictions. CBIZ's federal income tax returns for years ending prior to January 1, 2020 are no longer subject to examination. With limited exceptions, our state and local income tax returns and non-U.S. income tax returns are no longer subject to tax authority examinations for years ending prior to January 1, 2019 and January 1, 2018, respectively.

The availability of NOLs and state tax credits are reported as a component of deferred tax assets, net of applicable valuation allowances, in the accompanying Consolidated Balance Sheets. At December 31, 2023, we had state net operating loss carryforwards of $50.8 million and a state tax credit carryforward of $0.1 million. The state net operating loss carryforwards expire on various dates between 2025 and 2044 and the state tax credit carryforward expires in 2028.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2023	2022	2021
Balance at January 1	$ 2,111	$ 1,594	$ 1,536
Additions for tax positions of the current year	178	175	161
Additions for positions of prior years	103	486	400
Settlements of prior year positions	—	—	(374)
Lapse of statutes of limitation	(545)	(144)	(129)
Balance at December 31	$ 1,847	$ 2,111	$ 1,594

Included in the balance of unrecognized tax benefits at December 31, 2023 are $1.1 million of unrecognized tax benefits that, if recognized, would affect the effective tax rate. We believe it is reasonably possible that certain of these unrecognized tax benefits could change in the next twelve months. We expect reductions in the liability for unrecognized tax benefits of approximately $0.2 million within the next twelve months due to expiration of statutes of limitation. Given the number of years that are currently subject to examination, we are unable to estimate the range of potential adjustments to the remaining balance of unrecognized tax benefits at this time.

We recognize interest expense and penalties related to unrecognized tax benefits as a component of income tax expense. During 2023, we recorded an immaterial increase in accrued interest, and, as of December 31, 2023, we had recognized a liability for interest expense and penalties of $0.3 million and $0.2 million, respectively, relating to unrecognized tax benefits. During 2022, we recorded an immaterial increase in accrued interest, and, as of December 31, 2022, we had recognized a liability for interest expense and penalties of $0.3 million and $0.2 million, respectively, relating to unrecognized tax benefits.

NOTE 9. DEBT AND FINANCING ARRANGEMENTS

2022 credit facility

On May 4, 2022, we entered into a credit facility (the "2022 credit facility" or the "credit facility"), which amended and restated the 2018 credit facility. The 2022 credit facility increased our borrowing capacity from $400 million to $600 million, providing us with the capital necessary to meet our working capital needs as well as the flexibility to continue with our strategic initiatives, including business acquisitions and share repurchases. Other important key terms of the 2022 credit facility included: (i) an accordion feature that permits lenders to extend an additional $200 million at later date; (ii) no change in pricing from the 2018 credit facility; (iii) upsizing of baskets and various sublimits to reflect the increased size of the Company's business; (iv) a swing line facility increase from $25 million to

$50 million, providing for same-day funds to cover daily liquidity needs; and (v) base interest rate amended from LIBOR to Term SOFR.

In connection with our 2022 credit facility, we incurred approximately $2.1 million of financing costs during the second quarter of 2022. The financing costs are deferred and reported as a reduction of debt on the accompanying Consolidated Balance Sheets, are included as a component of cash flow from financing activities on the accompanying Consolidated Statements of Cash Flows, and are being amortized as interest expense over the term of the 2022 credit facility. In addition, we wrote-off approximately $41 thousand of unamortized deferred cost associated with the 2018 credit facility as additional interest expense in the second quarter of 2022.

The 2022 credit facility matures on May 4, 2027. The balance outstanding under the 2022 credit facility was $312.4 million and $265.7 million for the year ended December 31, 2023 and 2022, respectively. The combined effective interest rates under the 2018 and 2022 credit facilities, including the impact of interest rate swaps associated with those credit facilities, were as follows:

	2023	2022
Weighted average rates	5.23%	2.67%
Range of effective rates	1.93% - 8.00%	1.08% - 5.44%

We had approximately $272.0 million of available funds under the 2022 credit facility at December 31, 2023, based on the terms of the commitment. Available funds under the credit facility are based on a multiple of earnings before interest, taxes, depreciation and amortization as defined in the credit facility, and are reduced by letters of credit, other indebtedness and outstanding borrowings under the credit facility. Under the 2022 credit facility, loans are charged an interest rate consisting of a base rate or term SOFR rate plus an applicable margin, letters of credit are charged based on the same applicable margin, and a commitment fee is charged on the unused portion of the credit facility.

The 2022 credit facility contains certain restrictive covenants customary for facilities of this type, including restrictions on indebtedness, liens or other encumbrances, making certain payments, investments, or to sell or otherwise dispose of a substantial portion of assets, or to merge or consolidate with an unaffiliated entity. The 2022 credit facility also limits our ability to make dividend payments. Historically, we have not paid cash dividends on our common stock. Our Board of Directors has discretion over the payment and level of dividends on common stock, subject to the limitations of the credit facility and applicable law. The credit facility contains a provision that, in the event of a defined change in control, the credit facility may be terminated. In addition, the 2022 credit facility contains financial covenants that require us to meet certain requirements with respect to (i) a total leverage ratio and (ii) minimum interest charge coverage ratio which may limit our ability to borrow up to the total commitment amount. As of December 31, 2023, we are in compliance with all covenants.

Other line of credit

We have an unsecured $20.0 million line of credit by and among CBIZ Benefits and Insurance, Inc., our wholly owned subsidiary, and the Huntington Bank. We utilize this line of credit to support our short-term funding requirements of payroll client fund obligations due to the investment of client funds, rather than liquidating client funds that have already been invested in available-for-sale securities. Refer to Note 6, Financial Instruments, for further discussion regarding these investments. The line of credit, which was renewed on August 3, 2023 and will terminate on August 1, 2024, did not have a balance outstanding at December 31, 2023 and 2022. Borrowings under the line of credit bear interest at the prime rate.

Interest expense

Interest expense, including amortization of deferred financing costs, commitment fees, line of credit fees, and other applicable bank charges, was as follows (in thousands):

	2023	2022	2021
Credit facilities	$ 20,093	$ 8,033	$ 3,843
Other line of credit	1	6	—
Other	37	—	25
	$ 20,131	$ 8,039	$ 3,868

NOTE 10. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income at December 31, 2023 and 2022 were as follows (in thousands):

	2023	2022
Net unrealized loss on available-for-sale securities, net of income tax benefit of $168 and $571, respectively	$ (505)	$ (1,518)
Net unrealized gain on interest rate swap, net of income tax expense of $972 and $1,924, respectively	3,064	5,885
Foreign currency translation	(781)	(763)
Accumulated other comprehensive income	$ 1,778	$ 3,604

NOTE 11. COMMITMENTS AND CONTINGENCIES

Acquisitions - The purchase price that we normally pay for businesses and client lists consists of two components: an up-front non-contingent portion, and a portion which is contingent upon the acquired businesses or client lists' future performance. The fair value of the contingent purchase price consideration is recorded at the date of acquisition and re-measured each reporting period until the liability is settled. Shares of our common stock that are issued in connection with acquisitions may be contractually restricted from sale for periods up to one year. Acquisitions are further disclosed in Note 18, Business Combinations.

Indemnifications - We have various agreements in which we may be obligated to indemnify the other party with respect to certain matters. Generally, these indemnification clauses are included in contracts arising in the normal course of business under which the Company customarily agrees to hold the other party harmless against losses arising from a breach of representations, warranties, covenants or agreements, related to matters such as title to assets sold and certain tax matters. Payment by us under such indemnification clauses are generally conditioned upon the other party making a claim. Such claims are typically subject to challenge by us and to dispute resolution procedures specified in the particular contract. Further, our obligations under these agreements may be limited in terms of time and/or amount and, in some instances, we may have recourse against third parties for certain payments made by us. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of our obligations and the unique facts of each particular agreement. Historically, we have not made any payments under these agreements that have been material individually or in the aggregate. As of December 31, 2023, we were not aware of any obligations arising under indemnification agreements that would require material payments, and therefore have not recorded a liability.

Employment Agreements - We maintain severance and employment agreements with certain of our executive officers, whereby such officers may be entitled to payment in the event of termination of their employment. We also have arrangements with certain non-executive employees which may include severance and other employment provisions. We accrue for amounts payable under these contracts and arrangements as triggering events occur and obligations become known. During the years ended December 31, 2023, 2022 and 2021, payments under such contracts and arrangements were not material.

Letters of Credit and Guarantees - We provide letters of credit to landlords (lessors) of our leased premises in lieu of cash security deposits, which totaled $3.5 million and $5.0 million at December 31, 2023 and 2022, respectively.

In addition, we provide license bonds to various state agencies to meet certain licensing requirements. The amount of license bonds outstanding was $2.3 million and $2.3 million at December 31, 2023 and 2022, respectively.

Legal Proceedings - On December 19, 2016, CBIZ Operations, Inc. ("CBIZ Operations") was named as a defendant in a lawsuit filed by Zotec Partners, LLC ("Zotec") in the Marion County Indiana Superior Court. After various amendments, the lawsuit asserted claims under Indiana law for securities, statutory and common law fraud or deception, unjust enrichment, breach of contract, and vicarious liability against CBIZ Operations and a former employee of CBIZ MMP in connection with the sale of the CBIZ MMP medical billing practice to Zotec. The plaintiff claimed that CBIZ Operations had a duty to disclose the fact, unknown to employees of CBIZ Operations at the time of the transaction, that the former employee had a financial arrangement with a Zotec vendor at the time CBIZ Operations sold CBIZ MMP to Zotec. The plaintiff sought damages of up to $177.0 million out of the $200.0 million transaction price. Trial was held in October 2021. The jury found in favor of CBIZ on all fraud, contract and other claims before it. On November 14, 2022, the trial court ruled in favor of CBIZ and against Zotec's claim for statutory securities fraud. The court also ruled in favor of CBIZ on its counterclaim for indemnification under contract. The trial court conducted a hearing on December 12, 2023, to consider evidence regarding the amount of damages owed by Zotec to CBIZ on the counterclaim.

On November 10, 2023, CBIZ was named as a defendant in a putative class action lawsuit in the United States District Court for the District of Massachusetts by an individual claiming to be an employee of a CBIZ client whose personally identifiable information ("PII") was compromised and stolen during a cyberattack CBIZ experienced on or about May 31, 2023. As a result of this incident, hackers were able to access and download certain files from CBIZ's MOVEit Transfer server. The lawsuit alleges that CBIZ and Progress Software Corporation, the owner of MOVEit Transfer, failed to adequately secure and safeguard the individual's, and similarly situated employees of CBIZ's clients, PII from unauthorized access. The lawsuit seeks various remedies, including actual, compensatory, and punitive damages, along with injunctive relief, costs, and attorneys' fees.

On December 8, 2023, CBIZ was named as a defendant in a second putative class action lawsuit in the United States District Court for the District of Massachusetts by an individual making similar claims and seeking similar remedies as in the first lawsuit.

Both cases were transferred into a multidistrict litigation, styled as *In Re: MOVEit Customer Data Security Breach Litigation*, pending in the United States District Court for the District of Massachusetts (the "MDL"). To date, the MDL has over 180 cases against over 100 different defendants, all with claims arising out of the cyberbreach by hackers of Progress Software Corporation's MOVEit Transfer software. The cases in the MDL, including the cases against CBIZ, are in their earliest stages, with a stay in place until the MDL Court issues a scheduling order. Due to the early stage of litigation, the Company is not able to determine or predict the ultimate outcome of these lawsuits nor reasonably provide an estimate or range of the possible outcome or losses, if any.

In addition to the item disclosed above, the Company is, from time to time, subject to claims and lawsuits arising in the ordinary course of business. We cannot predict the outcome of all such matters or estimate the possible loss, if any. Although the proceedings are subject to uncertainties in the litigation process and the ultimate disposition of these proceedings is not presently determinable, we intend to vigorously defend these matters.

NOTE 12. EMPLOYEE BENEFITS

Employee Savings Plan - We sponsor a qualified 401(k) defined contribution plan that covers substantially all of our employees. Participating employees may elect to contribute, on a tax-deferred basis, up to 80% of their pre-tax annual compensation (subject to a maximum permissible contribution under Section 401(k) of the Internal Revenue Code). Matching contributions by us are 50% of the first 6% of base compensation that the participant contributes, and additional amounts may be contributed at the discretion of the Board of Directors. Participants may elect to invest their contributions in various funds including: equity, fixed income, stable value, and balanced-lifecycle funds. Employer contributions (net of forfeitures) made to the plan during the years ended December 31, 2023, 2022 and 2021 were approximately $18.5 million, $16.1 million and $13.2 million, respectively.

Non-qualified Deferred Compensation Plan - We sponsor a non-qualified deferred compensation plan, under which certain members of management and other highly compensated employees may elect to defer receipt of a portion of their annual compensation, subject to maximum and minimum percentage limitations. The amount of compensation deferred under the plan is credited to each participant's deferral account and a non-qualified deferred compensation plan obligation is established by us. An amount equal to each participant's compensation deferral is transferred into a rabbi trust and invested in various debt and equity securities as directed by the participants. The assets of the rabbi trust are held by us and recorded as "Assets of deferred compensation plan" in the accompanying Consolidated Balance Sheets.

Assets of the non-qualified deferred compensation plan consist primarily of investments in mutual funds, money market funds and equity securities. The values of these investments are based on published market prices at the end of the period. Adjustments to the fair value of these investments are recorded in "Other (expense) income, net," offset by the same adjustments to compensation expense (recorded as "Operating expenses" or "G&A expenses" in the accompanying Consolidated Statements of Comprehensive Income).

We recorded income of $19.5 million related to those investments for the year ended December 31, 2023. For the year ended December 31, 2022, we recorded a loss of $19.6 million and income of $19.5 million for the year ended December 31, 2021, related to these investments. These investments are specifically designated as available to us solely for the purpose of paying benefits under the non-qualified deferred compensation plan. However, the investments in the rabbi trusts would be available to all unsecured general creditors in the event that we become insolvent.

Deferred compensation plan obligations represent amounts due to plan participants and consist of accumulated participant deferrals and changes in fair value of investments thereon since the inception of the plan, net of withdrawals. This liability is an unsecured general obligation of ours and is recorded as "Deferred compensation plan obligations" in the accompanying Consolidated Balance Sheets.

The assets and liabilities related to the non-qualified deferred compensation plan at December 31, 2023 and 2022 were $143.5 million and $118.9 million, respectively.

NOTE 13. COMMON STOCK

Share Repurchase Program - Our Board of Directors approved various share repurchase programs that were effective during the years ended December 31, 2023 and 2022. Under these programs, shares may be purchased in the open market or in privately negotiated transactions according to SEC rules.

The Share Repurchase Program does not obligate us to acquire any specific number of shares and may be suspended at any time. Repurchased shares are held in treasury and may be reserved for future use in connection with acquisitions, employee share plans and other general purposes. Under the 2022 credit facility, described in Note 9, Debt and Financing Arrangements, share repurchases are unlimited when total leverage is less than 3.0. When leverage is greater than 3.0, the annual share repurchase is limited to $35.0 million.

Under the Share Repurchase Program, we repurchased 1.3 million and 2.8 million shares on the open market at a cost (including fees and commissions) of $65.1 million and $122.8 million during the years ended December 31, 2023 and 2022, respectively. Shares repurchased to settle statutory employee withholding related to vesting of stock awards were 0.2 million shares at a cost of $8.4 million during the year ended December 31, 2023 and 0.2 million shares at a cost of $7.3 million during the year ended December 31, 2022.

NOTE 14. EMPLOYEE STOCK PLANS

Employee Stock Purchase Plan - The 2007 Employee Stock Purchase Plan ("ESPP"), which has a termination date of June 30, 2024, allows qualified employees to purchase shares of common stock through payroll deductions up to a limit of $25,000 of stock per calendar year. The price an employee pays for shares is 85% of the fair market value of our common stock on the last day of the purchase period. Purchase periods begin on the sixteenth day of the month and end on the fifteenth day of the subsequent month. Other than a one-year holding period from the date of purchase, there are no vesting or other restrictions on the stock purchased by employees under the ESPP. The total number of shares of common stock that can be purchased under the ESPP shall not exceed 2.0 million shares.

Stock Awards - We granted various stock-based awards through the year ended December 31, 2023 under the CBIZ, Inc. 2019 Stock Omnibus Incentive Plan ("2019 Plan"). On May 10, 2023, the stockholders of the Company approved an amendment to the 2019 Plan. The amendment added 1.5 million shares to the total number of shares that may be issued under the 2019 Plan. The 2019 Plan, which expires in 2029, permits the grant of various forms of stock-based awards. The terms and vesting schedules for the share-based awards vary by type and date of grant. Under the 2019 Plan, a maximum of 4.6 million stock options, restricted stock or other stock based compensation awards may be granted. Shares subject to award under the 2019 Plan may be either authorized but unissued shares of our common stock or treasury shares. At December 31, 2023, approximately 2.9 million shares were available for future grant under the 2019 Plan.

Effective January 1, 2020, the 2019 Plan replaced and superseded the CBIZ, Inc. 2014 Stock Incentive Plan ("2014 Plan"). The terms and vesting schedule for the stock-based awards vary by type and date of grant.

During the years ended December 31, 2023, 2022 and 2021, we recognized compensation expense (before income tax expense) for these awards as follows (in thousands):

	2023	2022	2021
Stock options	$ 768	$ 248	$ 1,291
Restricted stock units and awards	5,258	5,204	5,603
Performance share units	6,260	9,237	4,513
Total share-based compensation expense	$ 12,286	$ 14,689	$ 11,407

Stock Options - Certain employees and non-employee directors were granted stock options. Stock options awarded to non-employee directors have generally been granted with immediate vesting. Stock options awarded to employees are generally subject to a 25% incremental vesting schedule over a four-year period commencing from the date of grant. At the discretion of the Compensation Committee of the Board of Directors, options awarded under the 2019 Plan may vest in a time period shorter than four years. Stock options expire six years from the date of grant and are awarded with an exercise price equal to the market value of our common stock on the date of grant. Stock options may be granted alone or in addition to other awards and may be of two types: incentive stock options and non-qualified stock options. During the year ended December 31, 2023 and 2021, we granted 50 thousand and 50 thousand stock options to non-employee directors, respectively. We did not grant any stock options during the year ended December 31, 2022.

Stock option activity during the year ended December 31, 2023 was as follows (number of options in thousands):

	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2022	553	$ 21.03		
Granted	50	$ 48.40		
Exercised	(453)	$ 19.35		
Outstanding at December 31, 2023	150	$ 35.22	3.77 years	$ 4.1
Vested and exercisable at December 31, 2023	150	$ 35.22	3.77 years	$ 4.1

- The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2023 and 2021 was $0.8 million and $0.4 million, respectively.

- The aggregate intrinsic value of stock options exercised during each of the years ended December 31, 2023, 2022 and 2021 was $15.0 million, $19.1 million and $13.6 million, respectively. The intrinsic value is calculated as the difference between our stock price on the exercise date and the exercise price of each option exercised.

- At December 31, 2023, we didn't have any unrecognized compensation cost for stock options.

We utilized the Black-Scholes-Merton option-pricing model to determine the fair value of stock options on the date of grant. The fair value of stock options granted during the years ended December 31, 2023 and 2021 were $15.35 and $8.10, respectively. The following weighted average assumptions were utilized:

	2023	2021
Expected volatility (1)	28.57 %	27.49 %
Expected option life (years) (2)	4.74	4.71
Risk-free interest rate (3)	3.89 %	0.74 %
Expected dividend yield (4)	— %	— %

(1)   The expected volatility assumption was determined based upon the historical volatility of our stock price, using daily price intervals.

(2)   The expected option life was determined based upon our historical data using a midpoint scenario, which assumes all options are exercised halfway between the expiration date and the weighted average time it takes the option to vest.

(3)   The risk-free interest rate assumption was upon zero-coupon U.S. Treasury bonds with a term approximating the expected life of the respective options.

(4)   The expected dividend yield assumption was determined in view of our historical and estimated dividend payouts.

Restricted Stock Units and Awards - Under the 2019 Plan, certain employees and non-employee directors were granted restricted stock units and awards. Restricted stock units and awards are independent of option grants and vest at no cost to the recipients. Restricted stock units and awards are subject to forfeiture if employment terminates prior to the release of restrictions, generally one to four years from the date of grant. Recipients of restricted stock units and awards are entitled to the same dividend and voting rights as holders of other CBIZ common stock, subject to certain restrictions during the vesting period, and these are considered to be issued and outstanding from the date of grant. Shares granted under the 2019 Plan cannot be sold, pledged, transferred or assigned during the vesting period**.**

Restricted stock units and awards activity during the year ended December 31, 2023 was as follows (in thousands, except per share data):

	Number of Shares		Weighted Average Grant-Date Fair Value (1)
Non-vested at December 31, 2022	277	$	32.62
Granted	109	$	48.64
Vested	(163)	$	31.63
Non-vested at December 31, 2023	223	$	41.19

(1)   Represents weighted average market value of the shares as the awards are granted at no cost to the recipients.

- At December 31, 2023, we had unrecognized compensation cost for restricted stock units and awards of $5.2 million to be recognized over a weighted average period of approximately 0.72 years.

- The total fair value of shares vested during the years ended December 31, 2023, 2022 and 2021 was approximately $5.1 million, $5.6 million and $4.9 million, respectively.

- The market value of shares awarded during the years ended December 31, 2023, 2022 and 2021 was $5.3 million, $5.0 million and $5.0 million, respectively. This market value was recorded as unearned compensation and is recognized as expense ratably over the periods which the restrictions lapse.

- Awards outstanding at December 31, 2023 will be released from restrictions at dates ranging from February, 2024 through February, 2026.

Performance Share Units ("PSUs") - PSUs are earned based on our financial performance over a contractual term of three years and the associated expense is recognized over that period based on the fair value of the award. A three-year cliff vesting schedule of the PSUs is dependent upon the Company's performance relative to pre-established goals based on earnings per share target (weighted 70%) and total growth in revenue (weighted 30%). The fair value of PSUs is calculated using the market value of our common stock on the date of grant. For performance achieved above specified levels, the recipient may earn additional shares of stock, not to exceed 200% of the number of PSUs initially granted.

The following table presents our PSUs award activity during the twelve months ended December 31, 2023 (in thousands, except per share data):

	Performance Share Units		Weighted Average Grant-Date Fair Value Per Unit [1]
Outstanding at December 31, 2022	482	$	28.84
Granted	88	$	48.40
Vested	(244)	$	25.75
Adjustments for performance results [2]	138	$	27.68
Outstanding at December 31, 2023	464	$	33.84

(1) Represents weighted average market value of the shares; awards are granted at no cost to the recipients.

(2) Represents the change in the number of performance awards earned based on performance achievement for the performance period.

NOTE 15. EARNINGS PER SHARE

The following table sets forth the reconciliation of the numerator and the denominator of basic earnings per share and diluted earnings per share for the years ended December 31, 2023, 2022 and 2021 (in thousands, except per share data):

	Year Ended December 31,		
	2023	2022	2021
Numerator:			
Net income	$ 120,968	$ 105,354	$ 70,887
Denominator:			
Basic			
Weighted average common shares outstanding	49,989	51,502	52,637
Diluted			
Stock options [1]	172	487	683
Restricted stock awards	98	141	192
Contingent shares [2]	21	14	—
Performance share units [3]	277	244	211
Diluted weighted average common shares outstanding	50,557	52,388	53,723
Earnings Per Share:			
Basic earnings per share	$ 2.42	$ 2.05	$ 1.35
Diluted earnings per share	$ 2.39	$ 2.01	$ 1.32

(1) For the years ended December 31, 2023, 2022 and 2021, a total of 58 thousand, 68 thousand and 23 thousand stock based awards, respectively, were excluded from the calculation of diluted earnings per share as their exercise prices would render them anti-dilutive.

(2)   Contingent shares represent additional shares to be issued for purchase price earned by former owners of businesses acquired by us once future conditions have been met. For further details, refer to Note 18, Business Combinations.

(3)   The denominator used in calculating diluted earnings per share did not include 0.2 million, 0.2 million and 0.3 million performance share units for the twelve months ended December 31, 2023, 2022 and 2021 respectively. The performance conditions associated with these performance share units were not met and consequently none of these performance share units were considered as issuable for the years ended December 31, 2023, 2022 and 2021.

NOTE 16. LEASES

We determine if a contract is a lease at inception. We have leases for office space and facilities, automobiles and certain information technology equipment. All of our leases are classified as operating leases and the majority of which are for office space and facilities.

Supplemental balance sheet information related to the Company's operating leases as of December 31, 2023 and 2022 was as follows (in thousands):

	December 31, 2023	December 31, 2022
Weighted-average remaining lease term	7.3 years	6.3 years
Weighted-average discount rate	5.51 %	4.14 %

The components of lease cost and other lease information as of and during the year ended December 31, 2023 and 2022 are as follows (in thousands):

	December 31, 2023	December 31, 2022
Operating lease cost	$ 45,088	$ 43,716
Cash paid for amounts included in measurement of lease liabilities		
Operating cash flows for operating leases	$ 46,936	$ 45,378

Our leases have remaining lease terms ranging from 1 to 20 years. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the options are not included in the lease term, and associated potential option payments are excluded from lease payments.

Maturities of operating lease liabilities at December 31, 2023 and minimum cash commitments under operating leases at December 31, 2022 were as follows (in thousands):

	December 31, 2023
2024	$ 47,446
2025	46,623
2026	43,131
2027	40,678
2028	29,261
Thereafter	90,535
Total undiscounted lease payments	297,674
Less: imputed interest	(57,486)
Total lease liabilities	$ 240,188

	December 31, 2022
2023	$ 44,595
2024	40,516
2025	38,978
2026	35,205
2027	31,230
Thereafter	51,756
Total undiscounted lease payments	242,280
Less: imputed interest	(31,468)
Total lease liabilities	$ 210,812

NOTE 17. RELATED PARTIES

The following is a summary of certain agreements and transactions between or among us and certain related parties. Management reviews these transactions as they occur and monitors them for compliance with our Code of Conduct, internal procedures and applicable legal requirements. The Audit Committee reviews and ratifies such transactions annually, or as they are more frequently brought to the attention of the Audit Committee by our Director of Internal Audit, General Counsel or other members of Management.

A number of the businesses acquired by us are located in properties owned indirectly by and leased from persons employed by us, none of whom are members of our senior management. In the aggregate, we paid approximately $1.2 million, $1.9 million and $2.3 million during the years ended December 31, 2023, 2022 and 2021, respectively, under such leases.

Jerome Grisko, President and CEO of CBIZ, is a board member of Global Prairie PBC, Inc. ("Global Prairie"). Global Prairie performed consulting work for us during the year ended December 31, 2023 and 2022 for which we paid approximately $0.2 million and $0.2 million, respectively.

NOTE 18. BUSINESS COMBINATIONS

Our acquisition strategy focuses on businesses with a leadership team that is committed to best in class culture, extraordinary client service and cross-serving potential. CBIZ has a long history of acquiring businesses that share common cultural values with us and provide value-added services to the small and midsize business market. The valuation of any business is a subjective process and includes industry, geography, profit margins, expected cash flows, client retention, nature of recurring or non-recurring project-based work, growth rate assumptions and competitive market conditions.

During the year ended December 31, 2023, we completed the following acquisitions:

- Effective January 1, 2023, we acquired all of the assets of Danenhauer and Danenhauer, Inc. ("Danenhauer and Danenhauer"). Danenhauer and Danenhauer, based in California, is a provider of forensic accounting, business valuation, expert witness testimony, and other services for businesses and individuals. Operating results for Danenhauer and Danenhauer are reported in the Financial Services practice group.

- Effective February 1, 2023, we acquired the non-attest assets of Somerset CPAs and Advisors ("Somerset"). Somerset, based in Indianapolis, Indiana, is a provider of a full range of accounting, tax, and financial advisory services to clients in a wide array of industries. Operating results for Somerset are reported in the Financial Services practice group.

- Effective June 1, 2023, we acquired all of the assets of Pivot Point Security ("PPS"). PPS, based in Hamilton, New Jersey, is a provider of cyber and information security, and compliance services for small and middle market businesses. Operating results for PPS are reported in the Financial Services practice group.

- ◦ Effective June 1, 2023, we acquired all of the assets of Ickovic and Co. PC ("Ickovic and Co."). Ickovic and Co., based in Denver, Colorado, is a provider of bespoke services and solutions for high-net-worth individuals, business owners and executives. Operating results for Ickovic and Co. are reported in the Financial Services practice group.

- ◦ Effective July 1, 2023, we acquired all of the assets of American Pension Advisors, Ltd. ("APA"). APA, based in Indianapolis, Indiana, is a provider of full-service retirement plan consulting and administration assisting more than 1,200 clients in the design, implementation, and administration of all types of retirement plans including 401(k), 403(b), 457(b), defined benefit and cash balance. Operating results for APA are reported in the Benefits and Insurance Services practice group.

During the year ended December 31, 2022, we completed the following acquisitions:

- ◦ Effective January 1, 2022, we acquired all of the non-attest assets of Marks Paneth LLP ("Marks Paneth"). Marks Paneth, based in New York City, is a provider of a full range of accounting, tax and consulting services to a wide range of industries. Marks Paneth is included as a component of our Financial Services practice group. Operating results are reported in the Financial Services practice group.

- ◦ Effective July 1, 2022, we acquired substantially all the assets of Stinnett & Associates, LLC ("Stinnett"). Stinnett, located in Tulsa, Oklahoma, is a professional advisory firm and certified Women's Business Enterprise providing internal audit, Sarbanes-Oxley compliance, cybersecurity reviews, business continuity and disaster recovery, and fraud investigations to businesses of all sizes including Fortune 1000 organizations in a variety of industries. Operating results are reported in the Financial Services practice group.

The acquisitions of Danenhauer and Danenhauer, Somerset, PPS, Ickovic and Co., and APA (together, the "2023 Acquisitions") added approximately $64.9 million in incremental revenue in 2023. During the year ended December 31, 2023, we recorded approximately $3.4 million in non-recurring transaction, retention and integration related costs associated with the Somerset acquisition. During the year ended December 31, 2022, we recorded approximately $10.5 million in non-recurring transaction, retention and integration related costs associated with the Marks Paneth acquisition. Pro forma results of operations for these acquisitions are not provided due to limitations in retrospective application of estimates to historical financial information as well as the immateriality of such information as compared to our total revenue and net income for year ended December 31, 2023 and 2022, respectively.

The following table summarizes the aggregated consideration and purchase price allocation for the acquisitions completed during the year ended December 31, 2023 and 2022, respectively (in thousands):

		2023		2022
Common stock issued (number)		102		42
Common stock value	$	4,796	$	1,668
Cash paid		53,027		79,141
Recorded contingent consideration		32,142		74,199
Total recorded purchase price	$	89,965	$	155,008
Accounts receivable acquired, net	$	8,544	$	20,429
Fixed assets acquired		1,108		1,933
Identifiable intangible assets acquired		35,267		53,400
Operating lease right-of-use asset acquired		14,972		49,291
Other assets acquired		1,163		1,693
Operating lease liability acquired - current		(1,080)		(5,860)
Other current liabilities acquired		(1,371)		(1,594)
Operating lease liability acquired - noncurrent		(13,892)		(43,431)
Goodwill		45,254		79,147
Total net assets acquired	$	89,965	$	155,008
Maximum potential contingent consideration	$	33,845	$	77,075

The following table summarizes the aggregated goodwill and intangible asset amounts resulting from those acquisitions for the twelve months ended December 31, 2023 and 2022, respectively (in thousands):

		Twelve Months Ended December 31,					
		2023			**2022**		
		Financial Services	**Benefits & Insurance**		**Financial Services**	**Benefits & Insurance**	
Goodwill	$	41,322	$ 3,932	$	79,147	$	—
Client list		33,196	2,053		53,400		—
Other intangibles		18	—		—		—
Total	$	74,536	$ 5,985	$	132,547	$	—

Goodwill is calculated as the difference between the aggregated purchase price and the fair value of the net assets acquired. Goodwill represents the value of expected future earnings and cash flows, as well as the synergies created by the integration of the new businesses within our organization, including cross-selling opportunities expected with our Financial Services practice group and the Benefits and Insurance Services practice group, to help strengthen our existing service offerings and expand our market position. Goodwill related to these acquisitions is deductible for tax purposes. Client lists generally have an expected life of 10 years, and other intangibles, primarily non-compete agreements, have an expected life of 3 years. Client lists and non-compete agreements are valued using a discounted cash flow technique based on management estimates of future cash flows from such assets.

The following table summarizes the changes in contingent purchase price consideration for previous acquisitions and contingent payments made for previous business acquisitions during the year ended December 31, 2023 and 2022, respectively (in thousands):

	2023	2022
Net expense	2,743	2,435
Cash settlement paid	45,010	21,113
Shares issued (number)	140	65

Divestitures and Sale of Assets

Sales of assets are recorded as "Other income (expense), net" in the accompanying Consolidated Statements of Comprehensive Income. During the year ended December 31, 2023, we recorded a gain of $1.5 million related to the sale of one technology asset in the Financial Services practice group and a gain of $1.4 million related to contingent payments from a prior book of business sale in the Benefits and Insurance Services practice group.

In 2022, we sold one small book of business for $2.5 million in the Benefits and Insurance Services practice group and recorded a gain of $2.4 million. This gain is recorded as "Other income (expense), net" in the accompanying Consolidated Statements of Comprehensive Income.

NOTE 19. SEGMENT DISCLOSURES

Our business units have been aggregated into three practice groups: (i) Financial Services, (ii) Benefits and Insurance Services and (iii) National Practices, based on the following factors: similarity of the products and services provided to clients, similarity of the regulatory environment in which they operate; and similarity of economic conditions affecting long-term performance. The business units are managed along these segment lines. A general description of services provided by practice groups is provided in the table below.

Financial Services	Benefits and Insurance Services	National Practices
Accounting and Tax	Employee Benefits Consulting	Information Technology Managed Networking and Hardware Services
Financial Advisory	Payroll / Human Capital Management	Healthcare Consulting
Valuation	Property and Casualty Insurance	
Risk and Advisory Services	Retirement and Investment Services	
Government Health Care Consulting		

Corporate and Other - Included in Corporate and Other are operating expenses that are not directly allocated to the individual business units. These expenses primarily consist of certain healthcare costs, gains or losses attributable to assets held in our non-qualified deferred compensation plan, stock-based compensation, consolidation and integration charges, certain professional fees, certain advertising costs and other various expenses.

The discrete financial information of those practice groups are available and regularly reviewed by the Chief Operating Decision Maker ("CODM"). The CODM, who is our CEO, allocates resources to and assesses the performance of each practice group using information about their respective revenue and income (loss) before income tax expense (benefit), excluding those costs listed above, which are reported in the "Corporate and Other". Upon consolidation, intercompany accounts and transactions are eliminated, thus inter-segment revenue is not included in the measure of profit or loss for the practice groups. The CODM does not evaluate practice groups using discrete asset information, and we do not identify or allocate assets by practice groups.

We operate in the United States and Canada and revenue generated from such operations during the years ended December 31, 2023, 2022 and 2021 was as follows (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
United States	$ 1,589,478	$ 1,410,255	$ 1,103,183
Canada	1,716	1,724	1,742
Total revenue	$ 1,591,194	$ 1,411,979	$ 1,104,925

There is no one customer that represents a significant portion of our revenue.

Segment information for the years ended December 31, 2023, 2022 and 2021 is presented below (in thousands). We do not manage our assets on a segment basis, therefore segment assets are not presented below.

	For the Year Ended December 31, 2023				
	Financial Services	Benefits and Insurance Services	National Practices	Corporate and Other	Total
Revenue	$ 1,160,686	$ 382,605	$ 47,903	$ —	$ 1,591,194
Operating expenses	975,076	310,510	43,060	39,344	1,367,990
Gross margin	185,610	72,095	4,843	(39,344)	223,204
Corporate general and administrative expenses	—	—	—	57,965	57,965
Operating income (loss)	185,610	72,095	4,843	(97,309)	165,239
Other income (expense):					
Interest expense	—	(2)	—	(20,129)	(20,131)
Gain on sale of operations, net	176	—	—	—	176
Other income, net	2,042	2,060	1	16,916	21,019
Total other income (expense)	2,218	2,058	1	(3,213)	1,064
Income (loss) before income tax expense	$ 187,828	$ 74,153	$ 4,844	$ (100,522)	$ 166,303

	For the Year Ended December 31, 2022				
	Financial Services	Benefits and Insurance Services	National Practices	Corporate and Other	Total
Revenue	$ 1,010,068	$ 358,007	$ 43,904	$ —	$ 1,411,979
Operating expenses	850,038	290,387	39,201	8,986	1,188,612
Gross margin	160,030	67,620	4,703	(8,986)	223,367
Corporate general and administrative expenses	—	—	—	55,023	55,023
Operating income (loss)	160,030	67,620	4,703	(64,009)	168,344
Other income (expense):					
Interest expense	—	(6)	—	(8,033)	(8,039)
Gain on sale of operations, net	413	—	—	—	413
Other income (expense), net	269	2,392	10	(21,914)	(19,243)
Total other income (expense)	682	2,386	10	(29,947)	(26,869)
Income (loss) before income tax expense	$ 160,712	$ 70,006	$ 4,713	$ (93,956)	$ 141,475

	For the Year Ended December 31, 2021				
	Financial Services	Benefits and Insurance Services	National Practices	Corporate and Other	Total
Revenue	$ 734,026	$ 332,323	$ 38,576	$ —	$ 1,104,925
Operating expenses	608,238	271,650	34,494	31,253	945,635
Gross margin	125,788	60,673	4,082	(31,253)	159,290
Corporate general and administrative expenses	—	—	—	56,150	56,150
Legal settlement, net	—	—	—	30,468	30,468
Operating income (loss)	125,788	60,673	4,082	(117,871)	72,672
Other income (expense):					
Interest expense	—	—	—	(3,868)	(3,868)
(Loss) gain on sale of operations, net	(289)	6,284	—	—	5,995
Other income, net	263	827	3	17,124	18,217
Total other (expense) income	(26)	7,111	3	13,256	20,344
Income (loss) before income tax expense	$ 125,762	$ 67,784	$ 4,085	$ (104,615)	$ 93,016

NOTE 20. SUBSEQUENT EVENTS

Acquistion

Effective February 1, 2024, we acquired the tax and accounting service provider, Erickson, Brown & Kloster, LLC ("EBK"). EBK, based in Colorado Springs, CO, offers tax and accounting services to a diverse mix of business including automotive, wholesale, medical services, real estate, manufacturing, and non-profit. Annualized revenue from EBK is estimated at $8.9 million. EBK is included as a component of our Financial Services practice group.

Share Repurchase Program

On February 7, 2024, our Board of Directors authorized the continuation of the Share Repurchase Program, which has been renewed annually for the past twenty years. It is effective beginning March 31, 2024, to which the amount of shares to be purchased will be reset to 5.0 million, and expires one year from the respective effective date. This authorization allows us to purchase shares of our common stock (i) in the open market, (ii) in privately negotiated transactions, or (iii) under Rule 10b5-1trading plans.

To supplement the consolidated financial statements presented in accordance with U.S. GAAP in this Annual Report on Form 10-K, certain non-GAAP financial measures as defined by SEC rules are used. The non-GAAP financial measures included in this Annual Report have been reconciled to the comparable U.S. GAAP measures within the tables shown on the following pages.

ADJUSTED NET INCOME AND ADJUSTED EPS RECONCILIATION

Reconciliation of Net Income and Diluted Earnings Per Share ("EPS") to Adjusted Net Income and Adjusted EPS[1]

(In thousands, except per share data)

	Year Ended December 31,									
	2023	EPS	2022	EPS	2021	EPS	2020	EPS	2019	EPS
Net Income	**$120,968**	**$ 2.39**	**$105,354**	**$ 2.01**	**$ 70,887**	**$ 1.32**	**$ 78,299**	**$ 1.41**	**70,714**	**$ 1.26**
Adjustments:										
Gain on sale of operations, net	-	-	-	-	(6,311)	(0.12)	-	-	-	-
Gain on sale of assets, net	(2,863)	(0.06)	(2,391)	(0.05)	-	-	-	-	-	-
Legal settlement, net	-	-	-	-	30,468	0.57	-	-	-	-
Transaction costs related to acquisitions[2]	611	0.01	1,329	0.03	-	-	-	-	-	-
Integration and retention costs related to acquisitions[2]	2,782	0.06	9,191	0.18	-	-	-	-	-	-
Facility optimization costs[3]	731	0.02	-	-	-	-	-	-	-	-
Income tax effect related to adjustments	(344)	(0.01)	(2,075)	(0.04)	(5,746)	(0.11)	-	-	-	-
Adjusted Net Income	**$121,885**	**$ 2.41**	**$111,408**	**$ 2.13**	**$ 89,298**	**$ 1.66**	**$ 78,299**	**$ 1.41**	**70,714**	**$ 1.26**
Annual adjusted EPS growth		13.1%		28.3%		17.7%		11.9%		15.6%
Diluted weighed average common shares outstanding	50,557		52,388		53,723		55,359		55,895	

[1] CBIZ reports its financial results in accordance with GAAP. This table reconciles Adjusted Net Income and Adjusted EPS to the most directly comparable GAAP financial measures, "Net Income" and "Diluted earnings per share." Adjusted Net Income and Adjusted EPS are not defined by GAAP and should not be regarded as an alternative or replacement to any financial information determined under GAAP. Adjusted Net Income and Adjusted EPS exclude significant non-operating related gains and losses that management does not consider ongoing in nature. These non-GAAP financial measures are used by the Company as performance measures to evaluate, assess and benchmark the Company's operational results and to evaluate results related to employee compensation targets. Accordingly, the Company believes the presentation of these non-GAAP financial measures allows its stockholders, debt holders and other interested parties to meaningfully compare the Company's period-to-period operating results.

[2] These costs include, but are not limited to, certain consulting, technology, personnel, as well as other first year operating and general administrative costs that are non-recurring in nature. Amounts reported in 2023 related to the costs incurred related to the Somerset acquisition and those in 2022 related to the Marks Paneth acquisition.

[3] These costs related to incremental non-recurring lease expense incurred as a result of CBIZ's real estate optimization efforts.

ADJUSTED PRE-TAX INCOME AND ADJUSTED PRE-TAX MARGIN RECONCILIATION

Reconciliation of Pre-tax Income to Adjusted Pre-tax Income and Adjusted Pre-tax Margin[1]

(In thousands)

	2023		2022		2021		2020		2019	
	Amounts	**% of Revenue**	**Amounts**	**% of Revenue**	**Amounts**	**% of Revenue**	**Amounts**	**% of Revenue**	**Amounts**	**% of Revenue**
Pre-tax Income	**$166,303**	**10.4%**	**$141,475**	**10.0%**	**$ 93,016**	**8.4%**	**$ 103,440**	**10.7%**	**$ 92,554**	**9.8%**
Adjustments:										
Gain on sale of operations, net	-		-		(6,311)	-0.6%	-		-	
Gain on sale of assets, net	(2,863)	-0.2%	(2,391)	-0.2%	-		-		-	
Legal settlement, net	-		-		30,468	2.8%	-		-	
Transaction costs related to acquisitions[2]	611	0.0%	1,329	0.1%	-		-		-	
Integration and retention costs related to acquisitions[2]	2,782	0.2%	9,191	0.7%	-		-		-	
Facility optimization costs[3]	731	0.1%	-		-		-		-	
Adjusted Pre-tax Income	**$ 167,564**	**10.5%**	**$ 149,604**	**10.6%**	**$ 117,173**	**10.6%**	**$ 103,440**	**10.7%**	**$ 92,554**	**9.8%**

[1] CBIZ reports its financial results in accordance with GAAP. This table reconciles Adjusted income before income tax expense (Adjusted Pre-tax Income and Adjusted Pre-tax Margin) to the most directly comparable GAAP financial measures, “Income before income tax expense” (Pre-tax Income). Adjusted Pre-tax Income and Adjusted Pre-tax Margin are not defined by GAAP and should not be regarded as alternatives or replacements to any financial information determined under GAAP. Adjusted Pre-tax Income and Adjusted Pre-tax Margin exclude significant one-time non-recurring gains and losses that management does not consider ongoing in nature. These non-GAAP financial measures are used by the Company as performance measures to evaluate, assess and benchmark the Company’s operational results. Accordingly, the Company believes the presentation of these non-GAAP financial measures allow its stockholders, debt holders and other interested parties to meaningfully compare the Company’s period-to-period operating results.

[2] These costs include, but are not limited to, certain consulting, technology, personnel, as well as other first year operating and general administrative costs that are non-recurring in nature. Amounts reported in 2023 related to the costs incurred related to the Somerset acquisition and those in 2022 related to the Marks Paneth acquisition.

[3] These costs related to incremental non-recurring lease expense incurred as a result of CBIZ’s real estate optimization efforts.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN RECONCILIATION

Reconciliation of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin[1]

(In thousands)

		Year Ended December 31,			
	2023	2022	2021	2020	2019
Net Income	$ 120,968	$ 105,354	$ 70,887	$ 78,299	$ 71,714
Interest expense	20,131	8,039	3,868	4,983	5,765
Income tax expense	45,335	36,121	22,129	25,141	21,840
(Gain) loss on sale of operations, net	(176)	(413)	(5,995)	509	(417)
Gain on sale of assets, net	(2,863)	(2,391)	-	-	-
Legal settlement, net	-	-	30,468	-	-
Transaction costs related to acquisitions[2]	611	1,329	-	-	-
Integration and retention costs related to acquisitions[2]	2,782	9,191	-	-	-
Facility optimization costs[3]	731	-	-	-	-
Depreciation	12,475	11,231	10,781	9,568	8,283
Amortization	23,794	21,664	16,297	13,571	14,062
Adjusted EBITDA	$ 223,788	$ 190,125	$ 148,435	$ 132,071	$ 120,247
Adjusted EBITDA Margin	14.1%	13.5%	13.4%	13.7%	12.7%

[1] CBIZ reports its financial results in accordance with GAAP. This table reconciles Adjusted EBITDA and adjusted EBITDA Margin to the most directly comparable GAAP financial measure, "Net Income." Adjusted EBITDA and Adjusted EBITDA Margin are not defined by GAAP and should not be regarded as an alternative or replacement to financial information determined under GAAP. Adjusted EBITDA and adjusted EBITDA Margin exclude significant non-operating related gains and losses that management does not consider ongoing in nature. These non-GAPP financial measures are used by the Company as performance measures to evaluate, assess and benchmark the Company's operational results and to provide an additional measure with respect to the Company's ability to meet future debt obligations. Accordingly, the Company believes the presentation of these non-GAAP financial measures allows its stockholders, debt holders and other interested parties to meaningfully compare the Company's period-to-period operating results.

[2] These costs include, but are not limited to, certain consulting, technology, personnel, as well as other first year operating and general administrative costs that are non-recurring in nature. Amounts reported in 2023 related to the costs incurred related to the Somerset acquisition and those in 2022 related to the Marks Paneth acquisition.

[3] These costs related to incremental non-recurring lease expense incurred as a result of CBIZ's real estate optimization efforts.

CBIZ, INC.

BOARD OF DIRECTORS

Rick L. Burdick – *Chairman*

Michael H. DeGroote

Gina D. France

Jerome P. Grisko, Jr.

Richard T. Marabito

A. Haag Sherman

Todd J. Slotkin

Benaree Pratt Wiley

Rodney A. Young

EXECUTIVE TEAM

Jerome P. Grisko, Jr.
President and Chief Executive Officer

John A. Fleischer
Senior Vice President and Chief Information Officer

Ware H. Grove
Senior Vice President and Chief Financial Officer

Jaileah X. Huddleston
Senior Vice President, Chief Legal Officer and Corporate Secretary

Michael P. Kouzelos
President, Benefits and Insurance Services

Matthew J. Morelli
Senior Vice President, Corporate Development

Elizabeth A. Newman
Senior Vice President, Chief Administrative Officer and Chief Human Resources Officer

Chris Spurio
President, Financial Services

SECURITY MARKETS

Shares of CBIZ, Inc. common stock are listed on the New York Stock Exchange under the ticker symbol "CBZ."

STOCK TRANSFER AGENT AND REGISTRAR

Computershare Shareholder Services
P.O. Box 43078
Providence, RI 02940-3078

1.888.726.8085 (U.S., Canada, Puerto Rico)
1.781.575.3120 (non-U.S.)
Investor Portal: www.computershare.com/investor

Courier Mail:
Computershare Shareholder Services
150 Royall Street Suite 101
Canton, MA 02021

SHAREHOLDER INFORMATION

Copies of reports filed with the Securities and Exchange Commission are available online at www.sec.gov, www.cbiz.com or by written request to:

CBIZ, Inc.
Attn: Investor Relations
5959 Rockside Woods Blvd., North
Suite 600
Independence, OH 44131

ANNUAL MEETING

Thursday, May 9, 2024, 8:00 a.m. EDT
CBIZ, Inc.
5959 Rockside Woods Blvd., North
Suite 600
Independence, OH 44131

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG, LLP



**5959 ROCKSIDE WOODS BLVD., NORTH
SUITE 600 | INDEPENDENCE, OH 44131
216.447.9000 | www.cbiz.com**